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07022526

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gyrus Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED APR 17 2007 THOMSON FINANCIAL

PROCESSED APR 19 2007 THOMSON FINANCIAL

FILE NO. 82- 35040

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DAT : 4/10/07

GROUP PLC

Annual Report +
Accounts 2006

ARIS
12-31-06


THE VISION
TO SEE
THE POWER
TO TREAT



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WE HAVE THE VISION AND THE POWER TO CREATE A WORLD LEADER IN MINIMALLY INVASIVE SURGERY

2006 HIGHLIGHTS



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'Dolphin' fluid management system disposable tube set for use during hysteroscopic procedures

Financial highlights

+42%

Group revenue: £213.3m (2005: £150.4m)

+7%

Underlying constant currency revenue growth

+65%

Operating profit*: £35.2m (2005: £21.3m)

Operational highlights

+21%

Installed base of US electrosurgery generators 6,353 units (2005: 5,248 units)

+30%

Disposable instrument sales in the US from the installed generator base $60.2m (2005: $46.3m)

16.5%

Underlying operating margin* (2005: 14.2%)

Divisional highlights

+40%

Revenue growth in Surgical Division to £52.5m (2005: £37.6m)

+93%

Revenue growth in Urology & Gynaecology Division to £96.1m (2005: £49.7m)

+14%

Revenue growth in Partnered Technologies Division to £26.2m (2005: £23.0m)

*Excluding material non-recurring items, amortisation of acquired intangibles, restructuring costs, IAS 12 adjustment to goodwill and other deferred taxation movements.

CHAIRMAN'S STATEMENT



Brian Steer
Executive Chairman

Our strategy

_Provide the highest quality PK tissue management and Invisio visualisation products

_Differentiate product portfolios through technological performance and 'See and Treat' strategy

_Focus on leadership in our chosen market segments

_Build our position in the substantial general surgery market

Overview
In our last annual report we concluded "We look at 2006 as the foundation year for significant integration and new product introductions, which will determine our future success". This is a succinct summary of the Group's strong performance in 2006, a year in which we have progressed well with the operational integration of Gyrus ACMI, having reorganised and refocused the Group on the strength and value of our 'See and Treat' technology platform. In addition to bringing a large number of new products to market, we have continued to deliver strong growth in the Group's revenue and earnings.

The Group's reported sales revenue grew by 42% to £213.3 million (2005: £150.4 million). The majority of this growth derived from the full year effect of the acquisition of ACMI in July 2005. Underlying proforma constant currency revenue grew by approximately 7% year-on-year showing a slight improvement in the second half compared with the first six months.

The Group continued to improve its operating margin, which translated into both basic Earnings Per Share (EPS) growth of 61% to 9.0p (2005: 5.6p) and our underlying measure of Adjusted EPS which grew 20% to 17.1p (2005: 14.2p).

Business Review

Revenue performance, on a constant currency basis, across the Group reflected the changes taking place in each business Division.

Global Surgical Division revenue increased on a reported basis by 40% to £52.5 million (2005: £37.6 million) although this includes the effect of the transfer of certain laparoscopic products from ACMI to the Surgical Division at the end of 2005. The Division posted 19% proforma revenue growth in the US on a constant currency basis, primarily due to the continued growth of the laparoscopic hysterectomy market in the United States. In addition the early stage of the Division's introduction to the large general surgery market is encouraging.

The Urology & Gynaecology Division's reported global revenue reached £96.1 million, a 93% increase on the prior period performance (5.5 month period in 2005: £49.7 million). On a proforma basis, US revenue grew 4% in constant currency when compared against a strong pre-acquisition comparative. This Division was refocused onto the sale of single use products and several new product launches resulted in encouraging signs of a pick up in revenue growth during the second half of the year.

Whilst underlying revenue from continuing operations remained flat on a constant currency basis, the ENT Division increased its profit contribution substantially as it restructured to focus on the surgical aspects of its current and future portfolio. In the last quarter the Division began a significant overhaul of its management and sales force to achieve this. Global Divisional revenue fell by 4% on a reported basis, due to the decline in the dollar, to £38.5 million (2005: £40.1 million).

The Partnered Technologies Division showed strong growth with each of its principal partner relationships contributing well. The Division reported global revenue growth of 14% to £26.2 million (2005: £23.0 million). In addition it commenced a potentially interesting new relationship in the area of robot-assisted surgery with Intuitive Surgical Inc.

By the end of the year the International sales organisation had addressed the need to rationalise its distribution partnerships around the world. The process of achieving this restricted revenue growth in the year, resulting in constant currency growth of 2% year-on-year.

Overall the Group enjoyed a strong finish to the year and revenue growth for the second half began to improve towards the Group's target of 10% per annum.

R&D and New Products

During the year we focused our development resources primarily on the Group's 'See and Treat' platform, comprising the Group's Invisio digital visualisation and PK tissue management technology. During 2006 our expenditure on research and development before restructuring costs, increased 16% to £15.2 million (2005: £13.1 million) but declined as a percentage of sales to 7.1% (2005: 8.7%).

In the visualisation field Gyrus ACMI introduced three new camera systems during the year, including the Titan, the first 3 chip digital camera, which can withstand repeated sterilisation by autoclave, and two megapixel camera heads. In addition, we introduced the DUR-D ureteroscope, our latest flexible endoscope to incorporate Invisio digital technology. We have high expectations for this product's success in the market.

In the tissue management field, Gyrus ACMI introduced the PlasmaCision range of products for general abdominal surgery and, in the last quarter, for the ENT market. We now have seven separate disposable instruments incorporating the Group's proprietary PlasmaCision simultaneous 'cut and seal' technology. We anticipate that the Surgical and ENT Divisions will make significant gains in their respective markets with these instruments.


ACMI

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Cystourethroscope

An instrument combining the uses of a cystoscope and a urethroscope, whereby both the bladder and urethra can be visually inspected.

Revenue by Division

- Surgical 25%
- ENT 18%
- Urology & Gynaecology 45%
- Partnered Technologies 12%


+42%
revenue growth



+
Plasma Trissector

The Laparoscopic Plasma Trissector for use in general surgery procedures. This single use disposable instrument harnesses PlasmaCision our simultaneous 'cut and seal' technology to enable rapid haemostatic transection of multiple tissue types. Launched in late March 2006, this is one of the Group's lead products in its entry into the significant General Surgery market.









Also in the year, we were delighted to have successfully defended the long running patent litigation over the ENT Division's Diego Microdebrider when Medtronic Xomed agreed to drop the case in September 2006. This is empirical evidence that Gyrus ACMI will rigorously defend its patent estate against attack, regardless of the size of the litigating organisation.

Integration of Gyrus ACMI
In 2006 the Group made substantial progress in integrating ACMI. This process, which involved significant restructuring programmes, related to manufacturing capacity and location, incurred restructuring costs of £5.8 million before taxation (2005: (23 weeks) £2.4 million). We are nearing completion of the closure of our facility in Racine, Wisconsin, a process that commenced in January 2006. In mid-year we announced the instigation of a sheltered manufacturing programme in Mexico, which is designed to take on the manufacturing of products for which labour and overhead cost is a significant barrier to success. The first product to be manufactured at our new Saltillo site was despatched in February 2007. In addition, we have set up the Gyrus ACMI Customer Service and Distribution Centre in Maple Grove, Minnesota and further increased our manufacturing capacity there. Finally, we have also been working on the implementation of a new Oracle Enterprise Resource Planning (ERP) system throughout the Group. This is designed, over the next two years, to replace most of the multiple computer systems and manual processes which are currently in use throughout the Group. The Maple Grove Distribution Centre was the first site to go live on the new system in early March 2007.

Management and staff
It is a testament to the capability and commitment of our staff around the world that we have been able to progress on all fronts this year whilst making the restructuring changes necessary to support our future success.

During the year there have been some changes in personnel and responsibilities amongst the members of the Group Operating Board, which is the primary forum for the day-to-day management of the Group's activities. Andy Zappas, was appointed President of the Urology & Gynaecology Division with a particular brief to build the disposable product business. Following the departure of Frank D'Amelio as Chief Technology Officer, Roy Davis, Chief Operating Officer, has taken over responsibility for research and development activities alongside his existing operational duties. Tom Murphy, Executive Vice President, has taken on responsibility for the Group's Customer Service and Distribution Centre and, in addition, he is responsible for the implementation of the Oracle ERP System. Finally, Simon Shaw, Chief Financial Officer, has assumed executive responsibility for the Partnered Technologies Division.

Board
In preparation for the next phase of the Group's development, the Board appointed John Rennocks and Katherine Innes Ker as Non-Executive Directors in October 2006. Charles Goodson-Wickes will retire at this year's Annual General Meeting and we thank him for his strong and wise support of the Group over the 10 years he has held office. Michael Garner, Deputy Chairman has agreed to take responsibility for ensuring an orderly Chief Executive succession process during 2007.

During 2006 the Nominations Committee began its preparation for the Chief Executive succession programme and the selection process has now commenced. It is anticipated that a decision will be made by the time of the Group's interim results in September this year.

Outlook
We have delivered earnings ahead of expectations reflecting the Group's improved trading and leaner cost base. In 2006 we have made excellent progress with the integration of ACMI, having reorganised and refocused the Group on our 'See and Treat' technology. We are seeing the strategic benefits of the combined product portfolio and are encouraged by the developing momentum of our new products. Although the weakness of the US dollar remains a translation concern, we anticipate further improvement in our operating margin and continued strengthening of our business in 2007.

Brian Steer
Executive Chairman



Scott Sanders
Vice President
Procedural Development

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Creating strong relationships

In developing our products Gyrus ACMI works in tandem with specialists in the sector to which the product development relates. We strive to understand and address the changing needs of surgeons as the frontiers of laparoscopic surgery continue to be pushed forward.

Our Procedural Development team, under Vice President – Scott Sanders, works with surgeons in the field to develop, optimise and validate new product development.


ACMI
Invisio

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Invisio
DUR-D Digital
Ureteroscope

The use of Invisio distal tip digital sensoring technology results in significant improvements in picture quality for the Urologist.




LISTEN +
DELIVER

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Leading the way

Innovation is key to success in the electrosurgery market. The historic limits governing what laparoscopic surgeons were able to do in 'keyhole' surgery are falling away rapidly. Our role is to develop the tools to enable surgeons to extend the potential of laparoscopic surgery and thus provide better outcomes for patients.



GYRUS

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j PlasmaKnife

The j PlasmaKnife, a PlasmaCision – derived instrument for full or partial tonsillectomy. This is a second generation PlasmaKnife, which builds on our experience in the field over the last twelve months, and was introduced to market in Autumn 2006.


INNOVATE +
LEAD


GYRUS ACMI
SMITH

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Entering new markets

Prototype Invisio Digital Percutaneous Nephroscope

A forthcoming addition to the Digital visualisation portfolio. The Urology & Gynaecology Division is working closely with Dr Art Smith of Long Island Jewish Hospital, a pioneer of percutaneous nephroscopic procedures. Percutaneous nephroscopy is the process by which an endoscope is used to view and work on the kidneys accessed via a small puncture in the patient's flank.



ANTICIPATE + GROW

SURGICAL DIVISION



Charlie Goodwin
President, Gyrus ACMI
Surgical Division

In 2006 we grew our PK portfolio of instruments by over 40% compared with market growth of circa 25%. We continue to build our position in this significant and growing area of surgery.

PlasmaSeal: A PlasmaCision product designed to electronically seal blood vessels in open surgery.



Overview

The Surgical Division is based in Minneapolis, USA. During 2006 the Division increased its reported revenues in sterling by 40% to £52.5 million (2005: £37.6 million). The chart opposite shows the underlying revenues of the Division in local currency.

In the last quarter of 2005 the Surgical and Urology & Gynaecology Divisions swapped certain product lines between them in order to ensure that predominantly laparoscopic devices were to be marketed by the Surgical Division only. This resulted in an annualised total of approximately $20 million revenues being transferred into the Surgical Division comprised principally of insufflation and suction/irrigation equipment, laparoscopes and related disposables. The PK SuperPulse urology platform and related disposable PK instruments, representing approximately $5 million annualised revenues, were transferred out to the Urology & Gynaecology Division. Underlying proforma revenue growth for the Division was approximately 19% year-on-year.

The Surgical Division now focuses on the minimally invasive general surgery market. This comprises the Division's historically strong position in the laparoscopic hysterectomy area together with its growing position in other procedures within the field of general abdominal surgery. This growth is driven by the Group's proprietary PK tissue management technology and its latest evolution, PlasmaCision, which brings a combined cutting and sealing capability to a portfolio of single use disposable instruments. It is this portfolio that enables a broad range of procedures to be carried out whilst minimising trauma and blood loss during surgery. This in turn can save operating time, instrument requirements and improve recovery prospects. The patient benefits by returning to normal activities more quickly.

Product performance

Overall US sales of the Division's PK disposable instruments range grew by over 40% to $38.9 million (2005: $27.5 million). Of this, PK Cutting Forceps, the product through which the Division has grown consistently over the last five years, continued their strong performance in 2006 posting sales of just under $27.3 million in the US, representing growth of over 34% on the prior year (2005: $20.3 million). The Division continues to build its position in the laparoscopic hysterectomy market and, last year approximately 400 surgeons were trained in laparoscopic gynaecological techniques under Gyrus ACMI's sponsored programmes.

The Division increased sales of PK generators, which power our disposable PK tissue management instruments, to just under $4 million in the US, a 64% increase year-on-year (2005: $2.4 million). This reflects market interest in the G400 Generator, which is now the Surgical Division's workstation and can power the full range of conventional PK and newer PlasmaCision instruments for use in both gynaecology and general surgery. 407 new generators were installed into the US market during the period, of which 41% were sold and the remainder placed under the Group's capital equipment loan programmes.

International performance

Internationally, the Surgical Division grew by 28% primarily associated with the full year effect of the ACMI acquisition. New products, which were largely focused on the US, did not have a significant impact on the International Division's performance in the year.

PlasmaCision in General Surgery

In March 2006, the Division introduced its first laparoscopic instruments for general surgery using PlasmaCision, our simultaneous 'cut and seal' technology. The Plasma Trissector and Plasma J Hook joined the PlasmaSeal (for open surgery) and the PlasmaSpatula (gynaecology) to form the Surgical Division's PlasmaCision portfolio which represented sales of $4.6 million in 2006, an increase of approximately 250% on the prior year (2005: $1.3 million).

The two lead products, PlasmaSeal and Plasma Trissector (for open and laparoscopic surgery respectively) underwent significant optimisation processes during the period from launch to the end of the year. During this period they were only available to the market on a restricted basis. Since the year end both products have performed well in surgery and there is a clear market position for them relative to competitive instruments.

Sales and Marketing

During the year the Division increased its US domestic sales force by approximately 15 representatives to finish the year with approximately 125 sales personnel. It is anticipated that this number will increase progressively in line with our penetration of the general surgery market.

At the same time substantial effort has been made to build the Division's marketing and field training capability. We expect to continue spending significant sums on surgeon training programmes and developing specialist training partnerships among our surgeon customers. In so doing we look to build upon our successful experience in the field of laparoscopic gynaecology.

G400 General Surgery Generator
Launched in March 2006, the workstation drives the Surgical Divisions' suite of PK products.


GYRUS
G400
WorkStation
PK TECHNOLOGY

Analysis of revenue
US = North American Free Trade Area
Int = World ex NAFTA

		2005	2006	+/-(%)
US	$m	54.6	78.7	44%
Int	£m	7.5	9.6	28%
Total Division	£m	37.6	52.5	40%

UROLOGY & GYNAECOLOGY DIVISION



Andy Zappas
President, Gyrus ACMI
Urology & Gynaecology Division

In 2006 we have successfully focused on the disposable product portfolio and built our SuperPulse PK product business in bladder and prostate treatments. At the same time we look forward to the extension of our Invisio digital visualisation range.

PK SuperPulse Generator: The PK SuperPulse Generator powers PK products for safer, faster treatment of BPH (benign prostate hyperplasia) and bladder tumours.



Overview

The Urology & Gynaecology ('Uro/Gynae') Division is based in Massachusetts, USA. During 2006 the Division's reported revenues reached £96.1 million a 93% increase on prior period (5.5 month period in 2005: £49.7 million) principally as a result of the full year effect of the acquisition of ACMI. The chart opposite shows the underlying revenues of the Division in local currency.

In the last quarter of 2005 the Uro/Gynae Division swapped certain product lines with the Surgical Division to ensure an orderly approach to the market by each sales force. This resulted in the Division transferring products with net 2005 revenues of $15 million. On a proforma basis, US revenue grew 4% in constant currency when compared against a strong pre-acquisition comparative.

The Uro/Gynae Division now focuses on the provision of visualisation products and instruments for the endoscopic applications of the urology and gynaecology markets, where we are a leading supplier of such devices. The business today comprises the Division's historically strong position in the field of cysto-resection (bladder tumours and benign prostate hyperplasia) equipment, where we lead the US market by volume of procedures. The other major area of focus is in the diagnosis and treatment of kidney stones by a number of methods. In the gynaecology field the Division has a variety of hysteroscopic devices for the treatment of uterine conditions. Finally the Division also has a small but growing business in the provision of diagnostic tools into the Doctor's office setting.

Product performance

In the US domestic cysto-resection market sales grew by approximately 7% in 2006 to just over $67 million. The PK SuperPulse products for prostate and bladder treatment, which the Division received in 2005 as part of the product swap with the Surgical Division, performed increasingly strongly during the course of the year. Having posted $3.4 million in revenue in the first six months of the year, PK product sales accelerated in the third quarter and finished the year at $10.1 million (2005: $5.9 million), of which $8.6 million related to sales of disposable PK loops and electrodes. This represented overall growth of 89% and reflected the Division's increasing focus on the value of disposable product sales. The $1.5 million revenue associated with the sale of SuperPulse generators represented 64% of the 179 generators, which were installed into the US Urology market. The remainder were placed under a variety of long-term loan arrangements.

The performance of the Division's stone management portfolio in the US was mixed with overall sales down by just under 2% on the proforma full year comparative to a total of $60 million. Some important products in the range performed well, with semi rigid ureteroscopes showing sales growth of 55% following the launch of the new MR-6A (autoclaveable) scope and laser fibres and accessories growing by 7%. There was a decline in sales of the Division's conventional fibre optic-based flexible ureteroscopes, primarily as a result of customers delaying capital investment on replacement scopes until the launch of the Division's new Invisio Digital Ureteroscope, the DUR-D. This scope was only introduced to market late in the year and is expected to generate significant revenue in 2007.

The endoscopic gynaecology portfolio performed well with US sales growing by just over 13% to $18.7 million supported by strong performances in fluid management and disposable instruments. Finally the Division's nascent Office therapy area benefited from the Smartflow Urodynamics diagnostic portfolio which increased sales by 75% to $2.9 million partly as a result of favourable reimbursement conditions for urological diagnostic procedures.

International performance

Internationally, the Uro/Gynae Division grew by 26% primarily associated with the full year effect of the ACMI acquisition. New products, which were largely focused on the US, did not have a significant impact on the International Division's performance in the year.

Sales and Marketing

During the year the Division's US domestic sales force stayed constant at 104 regional and local representatives. The marketing team was strengthened specifically to support PK SuperPulse in cysto-resection and other disposable products in the stone management portfolio.

Analysis of revenue
US = North American Free Trade Area
Int = World ex NAFTA

		2005	**2006**	+/-(%)
US	$m	78.8	**164.4**	109%
Int	£m	5.3	**6.7**	26%
Total Division	£m	49.7	**96.1**	93%

Invisio
ACMI

Invisio Digital Hysteroscope
A product to be introduced in 2007, it combines the visualisation benefits of distal tip sensor technology with Gyrus ACMI's historic strength in dual deflection to enable maximum field of view in the uterus.



Invisio
ACMI



Bob Hoxie
President, Gyrus ACMI
ENT Division

In 2006 we restructured our business to improve profitability and made changes to the sales force to support the launch of our PlasmaCision – derived Head and Neck surgery products.

Dissector PlasmaKnife ('DPK'): The DPK designed for radical surgery of the head and neck, thyroidectomy and parotidectomy procedures.



Overview
The ENT Division is based in Memphis, USA. During 2006 the Division reported revenues in sterling 4% lower than the previous year at £38.5 million (2005: £40.1 million), although excluding the effect of a product line which was sold in late 2005, on a continuing operations basis the revenue was flat year-on-year. The chart opposite shows the underlying revenues of the Division in local currency.

The ENT Division focuses on three principal areas:

The provision of implants and associated instruments for the otology market including vent tubes and prosthetic stapes products. This area of the business contributed US sales revenue of approximately $23.2 million in 2006, a decline of 3% on the previous year (2005: $23.8 million). This performance is consistent with normal variations between periods for this mature market in which we hold the leading position.

The second area is Sinus and Rhinology, comprising microdebriders and associated products for procedures in the upper airway (nasal passages). This product range contributed US sales of $16.3 million in 2006, approximately 6%

higher than the previous year (2005: $15.4 million). During the first nine months of the year revenue was adversely affected by litigation mounted against the Division by Medtronic Xomed in respect of the Division's Diego microdebrider product. In September 2006, Medtronic dropped the case and sales of the Diego range have improved since that time to record annual growth of 12% compared with 9% at the half year stage.

The third focal area for the Division is Head and Neck surgery. This area comprises a number of different products but the primary focus for the future is on the Division's PlasmaCision derived products, which were launched in the year. The primary contributor to the Head and Neck portfolio's overall sales of $9.5 million in 2006 (2005: $10.2 million), was the Somnoplasty range of products that continued its long running reimbursement driven decline in sales which fell by 16% to $5.3 million (2005: $6.3 million).

New products
During the second half of the year, two new PK products were launched incorporating the Group's proprietary PlasmaCision 'cut and seal' technology. In September, the j PlasmaKnife ('JPK') was introduced into the tonsillectomy market. It is the successor to the Tonsil PlasmaKnife, which was launched in March 2005 and it incorporates changes based on market feedback on the original product. The initial feedback has been positive. In October the Dissector PlasmaKnife ('DPK') was introduced to the market for complex head and neck surgery such as thyroidectomy and parotidectomy. Once again the initial response has been positive. Revenue from these products and the G3 generator that powers them, increased substantially to $0.9 million (2005: $0.3 million) and they are expected to perform well in 2007.

International performance
Internationally, the ENT Division grew revenue by 4% excluding the comparative revenue from the continental European ENT product range, which was sold in 2005. New products, which were restricted to the US, did not have a significant impact on the International Division's performance in the year.

Sales and Marketing Repositioning
During the year the Division restructured its marketing function, taking out cost and refocusing on the more surgical aspects of the business. This and other restructuring activities substantially improved the Division's contribution to Group profits during the year. In addition, during the last quarter of the year the Division significantly restructured its sales force and associated commission plans to redirect attention towards growth and disposable surgical products. The restructuring involved replacing approximately 40% of the existing sales force through the termination of the majority of independent representatives' contracts. The sales force now comprises approximately 70 representatives, of whom 94% are directly employed and 6% are independent. These changes, together with realigned commission structures and the recently launched PlasmaCision products, are expected to improve the ENT Division's sales performance in 2007.

The Diego Microdebrider
The PK Diego System, launched in 2005, enables sinus and rhinology surgeons to use the same instrument to debride and achieve haemostasis when operating in the nasal cavity.



GYRUS
ENT

Analysis of revenue
US = North American Free Trade Area
Int = World ex NAFTA

			2005	**2006**	+/-(%)
	US	$m	49.3	**49.0**	-1%
	Int	£m	11.4	**11.8**	4%
Discontinued product	Int	£m	1.6	**-**	n/a
Total Division		£m	40.1	**38.5**	-4%

BUSINESS REVIEW PARTNERED TECHNOLOGIES DIVISION





Our partners
DePuy Mitek, Gynecare, Ethicon Endosurgery, Guidant, ConMed, Rhytec.

+

In 2006 we enjoyed strong revenue growth from all our partners and we commenced a new relationship in the growing area of robot-assisted surgery.

Arthroscopy electrode: Licensed to, and manufactured for, DePuy Mitek. This suction electrode is used for the removal, shrinkage and extraction of cartilage and soft tissue from knee and shoulder joints.



Overview
The Partnered Technologies Division exploits the Group's proprietary technology by out-licensing it, usually in conjunction with a manufacturing contract, for markets outside our core areas of sales and marketing competence. The business consists of development, license and supply relationships with Johnson & Johnson (DePuy Mitek, Ethicon Endo-Surgery and Ethicon Women's Health and Urology), Guidant, ConMed and Rhytec. In May 2006 a new relationship commenced with Intuitive Surgical Inc. in the area of robot-assisted laparoscopic surgery.

Overall, the Partnered Technologies business grew revenue by 14% to £26.2 million in 2006 (2005: £23.0 million), reflecting strong performances from the Division's principal partners.

Arthroscopy
DePuy Mitek supplies the VAPR3 system into arthroscopic markets for the removal and shrinkage of soft tissue primarily in the knee and shoulder joints. This comprises a dedicated generator and a suite of partially and fully disposable devices. New, lower manufactured cost products, launched into this market have continued to drive

Intuitive Surgical EndoWrist PK Dissecting Forceps
A combination of Gyrus's PK technology in the form of PK Dissecting Forceps and Intuitive Surgical Inc's EndoWrist technology for the da Vinci Surgical System allows the surgeon, to grasp, dissect and coagulate during robot-assisted procedures.



volume growth although at lower selling prices. Overall revenue increased by just over 10% year-on-year on a constant currency basis and now represents approximately 44% of Divisional sales.

Hysteroscopy
In hysteroscopy, the Division manufactures the Versapoint system for hysteroscopic gynaecology on behalf of Ethicon Women's Health and Urology. The range comprises a dedicated generator and disposable instruments for the removal of Benign Uterine Pathologies and the removal of the endometrial lining. The Division's sales increased by approximately 17% on a constant currency basis and now represent approximately 18% of Divisional sales.

Cardiovascular
Guidant utilises a series of endoscopic instruments for the harvesting of vessels for coronary artery bypass grafts in the cardiovascular field. Product sales to Guidant increased by approximately 27% in local currency as purchasing patterns returned to normality after the hiatus experienced in the final quarter of 2005 as Guidant's takeover by Boston Scientific was occurring. In addition, we launched the VasoView 7 platform in H1 2006. Cardiovascular sales now represent approximately 21% of Divisional revenues.

Gastro-intestinal/Cosmetic Surgery/Other
This comprises relationships with Ethicon Endo-Surgery, ConMed and Rhytec. Sales to these partners grew by 16% in local currency and now represent 17% of Divisional revenues. During 2006 the Partnered Technologies Division entered a new relationship with Intuitive Surgical inc. relating to the emerging area of robot-assisted surgery. Under the agreement, which was signed in May 2006, the Division licensed certain PK Technology to Intuitive and began a programme to develop specific instruments for the da Vinci robotic Surgical System.

Analysis of Partnered Technology Division Revenues



Arthroscopy 44%
Hysteroscopy 18%
Cardiovascular 21%
Gastro-intestinal/ cosmetic surgery/ other 17%
+14%
Revenue £26.2m
(2005: £23.0m)

OPERATIONS, INTEGRATION AND RESEARCH & DEVELOPMENT



Roy Davis
Chief Operating Officer

We have successfully implemented a significant part of our integration programme and look forward to seeing the results of our continued lean manufacturing initiative in the coming period.

Invisio DUR-D Digital Ureteroscope and stone retrieval basket:
A combination of the Invisio DUR-D Digital Ureteroscope and stone retrieval basket allows the surgeon to see clearly, catch and remove fragments of kidney stone.



Gyrus is committed to delivering world-class operations, high quality innovative products, improved profit margins and a sustainable continuous improvement culture.

Operations
2006 saw Gyrus continue to achieve positive results from its 'lean manufacturing' initiative. Our gross margin increased to 60.5% (2005: 58.8%) as all plants continued the roll out.

> Our Stamford facility saw an 11% reduction in inventory, an 85% reduction in lead-times and a 35% reduction in space utilised within the plants.
> Our Memphis plant reduced the lead-time of its main product Diego by 20% while reducing scrap by over 50%.
> Our Cardiff plant improved the productivity associated with our generator production, combining manufacturing cells, outsourcing circuit board testing and as a result reduced associated raw material inventory by 25%.

All plants are now fully implementing 'Lean' techniques and we expect to continue to see significant benefits being delivered.

PlasmaSpatula
A cutting and sealing instrument which, is most commonly used in the fully laparoscopic hysterectomy procedure.



Integration

Progress on our three-year integration plan has been good and running ahead of expectations. In March 2006, we increased our estimated cost savings to $25 million (up from $22 million) and are well on the way to achieving this new target with approximately 70% of the actions required to deliver them already in train.

During 2006 we:

> Announced and commenced closure of the Racine, Wisconsin plant – this is due for completion in Q2 2007.
> Commissioned a new Customer Service Centre for the combined Surgical and Uro/Gynae Divisions in Maple Grove. This facility is now fully operational and designed to deliver world-class customer service and distribution to our customers.
> Commissioned a new low cost manufacturing facility in Saltillo, Mexico. This includes a Class 10,000 clean room and production is in the process of being transferred from existing manufacturing locations.
> Commenced the implementation of Oracle, a global ERP system designed to fully integrate business operations across the Group. The implementation plan will take two years to complete.
> Implemented supplier rationalisation and consolidation initiatives.

We remain confident that the integration of ACMI and Gyrus will deliver the cost savings and expected benefits.

Gyrus's approach to achieving operational excellence is built on:


Implementation of lean manufacturing across the Group
Achieving operational excellence
Training and developing our greatest asset – our employees
Leveraging best practice global networks for key functional areas

Research & Development

2006 saw major developments in our approach to R&D across the Group. Following a review we decided to focus all of our internal R&D activity on our two proprietary 'See and Treat' technologies:

> Digital Visualisation technology which will be undertaken in our US (Southborough & Stamford) and Israeli locations and
> PK Bipolar technology, which will be led by our Cardiff R&D team.

To further improve our new product commercialisation process we introduced a new Programme Management function to co-ordinate and manage all new projects. These changes are already starting to deliver results.

Some of the planned 2007 product launches include:

> A Digital Percutaneous Nephroscope – a rigid scope for use in the kidney
> Two new Digital Ureteroscopes for improved trans-ureteral visualisation
> A new Cysto-Resection System for improved TURP and bladder tumour diagnosis and removal
> The third generation Plasma J Hook for ENT – an evolution of the PlasmaKnife to treat adenoids as well as tonsils.

By focusing on our core endoscopic visualisation and tissue management technologies Gyrus is aiming to ensure its continued leadership in these areas.



Simon Shaw
Chief Financial Officer

During this year of integration and investment into General Surgery we have delivered increases in both gross and operating margins whilst continuing to control the growth in working capital.

+
Adjusted EPS of 17.1p
(2005: 14.2p)

+20%

Revenue
The Group's reported results in sterling showed growth in sales revenue of 42% to £213.3 million (2005: £150.4 million). The majority of this growth was a result of the acquisition of ACMI in July 2005. Underlying revenue from continuing operations grew by 7% in constant currency. The US Dollar, in which approximately 87% of the Group's sales are denominated, weakened substantially during the year. The last quarter, which represented 28% of annual revenue, averaged $1.91:£1. The year as a whole averaged $1.84:£1 (2005: $1.82:£1).

Gross Margin
The Group's reported gross margin improved to 59.3% in 2006 (2005: 55.6%). Excluding restructuring costs and a material non-recurring item, the gross margin improved to 60.5% (2005: 58.8%). This was achieved through a combination of volume, mix, lean manufacturing and integration improvements. The legacy ACMI manufacturing plants benefited significantly from both the continuation of the operating efficiency programmes started pre-acquisition and the implementation of lean manufacturing since then.

Operating Expenses
The Group's operating expenses, before restructuring costs, increased as a result of the full year effect of the ACMI acquisition but decreased as a percentage of sales revenue to 44.3% (2005: 45.5%) following the removal of duplicated overhead costs and improved purchasing power for non-inventory expenses such as insurance coverage. Selling and distribution expenses increased substantially to 27.8% of sales revenue (2005: 25.9%). This was primarily due to increased expenditure on sales, marketing and training/support staff and associated resources to support new product launches.

Research and development expenditure, before restructuring costs, increased by 16% to £15.2 million (2005: £13.1 million). This represented the net effect of a full year of visualisation-based expenditure (ACMI), the final development and launch of a substantial number of new products and reductions in duplicated expenditure through integration. R&D expenditure decreased as a percentage of sales to 7.1% (2005: 8.7%). In addition, approximately £1.3 million (2005: £1.9 million) was expensed in the successful defence against an intellectual property infringement action brought against the ENT Division by Medtronic Xomed. The capitalisation of development costs, required under IAS 38, increased to £1.1 million (2005: £0.3 million) primarily relating to the late stage development costs of the digital camera products launched during the year. Overall, including capitalised costs, the Group's R&D spend decreased to 7.6% of revenue (2005: 8.9%).

General and administrative expenses increased to £20.0 million on incorporation of a full year of ACMI (2005: £16.4 million). However elimination of duplicated costs in the combined group restricted general and administrative expenditure to 9.4% of sales revenue (2005: 10.9%).

Profitability

The Group's reported operating profit for 2006 was £19.1 million (2005: £10.4 million) representing an 84% increase on the prior year. Excluding material non-recurring items, amortisation of acquired intangibles, restructuring costs and the separately disclosed IAS 12 adjustment to goodwill, operating profit increased by 65% to £35.2 million (2005: £21.3 million)), representing an operating margin of 16.5% of sales revenue (2005: 14.2%). Although restructuring charges will continue to have an impact upon 2007 and 2008 the Group is well on course to meet its goal of substantially improving its underlying operating margin to 20%.

Goodwill and Intangible asset amortisation

The Board reviewed the carrying value of goodwill and separately recognised acquired intangible assets at 31 December 2006 and confirmed that no provision for impairment was necessary. The amortisation charged on acquired intangible assets of ACMI amounted to £8.5 million in 2006 (2005 (23 weeks): £3.9 million).

Restructuring costs

Restructuring costs increased substantially during the first full year after the acquisition of ACMI to £5.8 million (2005 (23 weeks): £2.4 million). These costs represented a number of integration expenses incurred during the implementation of the Group's three-year integration plan which is now approximately half way to completion. The restructuring costs charged during 2006 represented the cost of severance, re-branding, short-term manufacturing inefficiencies in duplicated production sites relating to relocated production, the write down of certain assets and sundry integration expenses.

Financial Income and Expense

The net financial expense for the year amounted to £9.0 million (2005: £5.5 million excluding the one time acquisition related option gain of £2.0 million). This reflected interest rate increases in the year, mitigated by our interest rate hedge, relating primarily to interest and charges on the Group's Syndicated $250 million acquisition loan facility and $15 million revolving credit facility. Included in financial expense are foreign exchange losses on re-translation of monetary assets and liabilities at the balance sheet date of £0.4 million (2005: £1.1 million).

Gross margin before restructuring (2005: 58.8%)

16.5%

Underlying operating margin (2005: 14.2%)

Average US Dollar/£ Exchange Rates


2006
1.84
2005
1.82
2004
1.83
2003
1.63
2002
1.50

Taxation

The Group's current tax charge increased to £2.5 million for the year (2005: £0.9 million) representing 13.6% of profit before amortisation of intangible assets (2005: 8.5%). This rate was primarily associated with increased profits in the UK chargeable to corporation tax at the full rate of 30% together with the continued utilisation of tax losses in the US and efficient management of internal treasury functions. The difference between this and the Income Statement's net tax credit of £3.1 million (2005: charge £0.7 million) represents the net effect of the recognition of multiple deferred tax assets and liabilities under the prevailing interpretation of the wide-ranging scope of IAS 12.

Earnings per share
Basic Earnings Per Share (EPS) in 2006 increased by 61% to 5.6p. Adjusted EPS which excludes the amortisation of acquired intangible assets, net restructuring costs (including the cost of the one-off special LTIP award, but not 'normal' annual awards), material non-recurring items and other movements on deferred taxation increased 20% to 17.1p (2005: 14.2p).

Capital Expenditure and Placed Assets
Tangible fixed asset additions in the year, excluding the cost of generator systems placed into the market ('Placed Assets'), amounted to £5.8 million (2005: £2.7 million). This increase reflected specific expenditure related to integration activities such as the establishment of the Group customer service and distribution centre and increased manufacturing capacity in Minnesota.

Placed Assets comprise generators placed on loan upon which, together with those that have been sold outright, the Group makes profitable revenues from the sale of disposable surgical instruments. In 2006 the installed base of generators in the US grew by 21% to 6,353 units (2005: 5,248 units). Sales of disposable instruments associated with these generators increased by 30% to $60.2 million (2005: 22% and $46.3 million respectively). During 2006 the Group continued to sell approximately 50% of the generators which we supplied to the US market overall, with the remainder placed under a variety of loan schemes.

The Group's investment in placing generators in the year increased by 27% to £1.9 million (2005: £1.5 million) in line with placement volumes. The net book value of Placed Assets at 31 December 2006 was £3.1 million (2005: £2.9 million).

Working Capital and Cash Generation
The reported net book value of inventory decreased by 2% to £32.4 million (2005: £33.1 million). This resulted from an underlying increase of approximately 9% less a favourable currency effect of approximately 11%.

Trade receivables fell by 5% to £33.7 million (2005: £35.5 million) which was consistent with revenue growth, excluding the beneficial currency effect.

Trade and other creditors decreased by 8% to £34.8 million (2005: £37.7 million).

The Group's operating cash flow before working capital movements increased to £36.8 million (2005: £26.3 million). At the year end cash balances stood at £23.3 million (2005: £20.2 million) and net debt outstanding was £96.9 million (2005: £129.9 million). This reduction represented the net effect of the Group's cash generation/debt repayment and the net beneficial effect of currency translation on the outstanding balance of the Group's cash balances and US dollar denominated debt.

Treasury Policy and Financial Risk Management
The Group operates a risk adverse policy of treasury management to secure its primary objective of minimising exposure to capital loss whilst securing prevailing market rates of interest on cash balances. In respect of long term borrowings for operational purposes, the Group's policy is to fix or hedge its exposure to interest rate fluctuations in respect of at least half the forecast outstanding loan balance, with Board discretion to increase the amount hedged if appropriate. In the case of the five year acquisition finance facility of $250 million, the Group has hedged its exposure to increases in US $ LIBOR above 4.75% in respect of 75% of the loan for the first three years of the facility and 37.5% thereafter. During 2006 this hedge created a benefit of £0.4 million in reduced interest costs.

Currency Risk
The Group is exposed to currency risk, principally in respect of US dollars and Euros. The majority of the risk is associated with translation of the revenues, profits and net assets of overseas subsidiaries into sterling on consolidation. The Group does not routinely hedge translation exposure. Transaction exposure exists to a small extent in most of the Group's subsidiary companies, however the principal risk is associated with the Cardiff plant, which manufactures the Group's generator systems and some PK instruments together with generators and disposable instruments on behalf of certain customers of the Partnered Technologies Division. The majority of that plant's revenue is denominated in US dollars.

The Group applies a hedging policy for transaction exposures which requires that forward foreign currency contracts are used to cover anticipated potential exposures as follows:

Period forward	Minimum coverage
1-3 months	80%
4-6 months	50%
7-12 months	25%

SJB Shaw
Chief Financial Officer

21%

US installed base of generators: 6,353 (2005: 5,248)

+30%

Disposable instrument revenue from installed base: $60.2 million (2005: $46.3 million)

CORPORATE AND SOCIAL RESPONSIBILITY

Employment Policy
Gyrus believes its greatest asset is its employees and its policies are therefore directed to creating an environment that will attract, develop and retain outstanding people.
Key features of the Group employment policies and practices are:-
> Equal opportunity through a policy of non-discrimination irrespective of colour, national or ethnic origin, religion, sex, disability or marital status.
> Career and personal development through appraisal programmes and the provision of appropriate training.
> Employee participation in the performance and growth of the Company through performance related bonuses, employee share schemes and long term incentive plans. Share save schemes are in operation for all UK based employees and will be extended to US based employees during 2007.
> The Group's policy is to provide equal employment opportunity to disabled people by giving full and fair consideration to applications for employment and continuing employment, wherever possible, of employees who become disabled and providing suitable opportunities for their training, career development and promotion.

Environmental policy at Gyrus
Gyrus believes in protecting the environment. When developing products and manufacturing processes, every effort is made to try to ensure that any adverse effects on the environment are minimised. We endeavour to use renewable resources wherever possible.

Gyrus's objective is to achieve ISO 14001 certification with respect to environmental policy.

Gyrus's policy is to:
> Comply with applicable environmental laws and regulations wherever it operates;
> Encourage understanding of environmental issues in general, and particularly as they relate to the medical device and healthcare industry;
> Identify, encourage awareness of, and include wherever relevant, environmental issues in all aspects of decision making within the Group;
> Develop an ethos of continuous improvement in each operation to reduce the environmental impact of Gyrus's products and processes on the external environment;
> Work with our suppliers to try to improve their environmental management as it relates to products and services they provide to Gyrus;
> Develop specific standard operating procedures for each operation within Gyrus with regular audits to monitor compliance;
> Be aware of and consider environmental issues in the communities where our operations are located;
> Encourage employee participation in environmental projects, such as recycling, waste reduction and energy conservation; for example
  > encouraging telephone and video conferencing to curb emissions from corporate travel;
  > encouraging use of electronic communications in place of paper usage.

We routinely monitor, assess and amend this policy to ensure it is relevant and appropriate to the environment within which we live and work.

Health & Safety Policy
Gyrus regards the promotion of health and safety as an essential part of management and employer responsibilities. It believes in continuous improvement as a basis for its approach to these areas. Gyrus is committed to complying with applicable health and safety laws and regulations wherever it operates.

Each Gyrus location has a Health & Safety Committee with representatives from across the business participating in ensuring that good practices are adopted and implemented.

Business Ethics
The Gyrus Group is committed to, and expects all of its employees at all times to maintain, the highest standards of business and personal integrity in all aspects of its operations. We respect the law in the countries and communities where we operate and accept and uphold the principles contained in the United Nations Universal Declaration of Human Rights.

Social Responsibility
The Gyrus Group is committed to conducting all aspects of its business in a socially responsible way. We adopt this ethos in all interactions with our key stakeholders – our customers, shareholders, our employees, our business partners, the communities in which we operate and society in general.

Specifically:
For our CUSTOMERS: We are committed to providing innovative, cost-effective, procedure-enabling products that help physicians around the world improve the quality of life for their patients. To deliver this we maintain a significant investment in research and development. Gyrus's products are designed to be safe and reliable for their intended use, and to comply with all legal and regulatory requirements.

For our SHAREHOLDERS: We are committed to reporting in a timely, reliable and regular way, providing clear information on our business and its performance. We conduct our operations in accordance with generally accepted principles and rules of good corporate governance and specifically in accordance with the listing rules of the Financial Services Authority.

For our PATIENTS: Gyrus's products improve the quality of life for patients around the world by reducing hospital stays and allowing a quicker return to normal activities.

For our BUSINESS PARTNERS: Gyrus believes that working with our suppliers in a spirit of partnership is the best way to meet our objectives and we encourage open and ethical relationships with our suppliers.

For our COMMUNITY AND SOCIETY: Gyrus sees contribution to the communities in which we work as a fundamental part of our social responsibility to the communities in which we are located and to society in general. We strive to be a good corporate citizen by being an active member of each community in which a Group Company is located and by encouraging and supporting employees who undertake community work.



For more information, go to www.gyrusplc.com

BOARD OF DIRECTORS



1. Brian Steer
Executive Chairman



2. Roy Davis
Chief Operating Officer



3. Simon Shaw
Chief Financial Officer



4. Michael Garner
Non-Executive Deputy Chairman



5. John Rennocks
Non-Executive Director



6. Dr Katherine Innes Ker
Non-Executive Director



7. Keith Krzywicki
Non-Executive Director



8. Professor Charles Cummings
Non-Executive Director



9. Dr Charles Goodson-Wickes
Non-Executive Director

1. Brian Steer
Executive Chairman and CEO
Brian Steer, Executive Chairman and CEO, is 73 years old and has a wealth of international senior management experience in the healthcare industry. He was President of Zimmer International Inc. from 1983 to 1993 and prior to that was President of Travenol International Services Inc. (now Baxter Healthcare Corporation) and has considerable experience in international markets for medical devices. He originally joined Gyrus as a consultant in January 1994, was appointed to the Board in November 1994 and became Executive Chairman in 1996. Mr Steer has overseen the development of the Group's business organically and by acquisition since its flotation in 1997.

2. Roy Davis
Chief Operating Officer
Roy Davis, Chief Operating Officer, is 51 years old and has over 25 years of line management and strategic consulting experience. He joined Gyrus from NTERA, a Nanotechnology company, where he was Chief Executive. Before this he spent nearly 10 years with Arthur D. Little, the global management consulting company, where he was Vice President and Global Head of its Operations Management business. Mr Davis has also held senior operational positions for Tricom, Reuters and Molex in the US, Taiwan and Europe. Before becoming Chief Operating Officer Mr Davis served as a Non-Executive Director of Gyrus from its flotation in 1997. He has a mechanical engineering degree and an MBA.

3. Simon Shaw
Chief Financial Officer
Simon Shaw, Chief Financial Officer is 42 years old and joined the Group in October 2003 to take responsibility for the Group financial management, financial strategy and investor relations. He is non-executive Chairman of Synairgen plc, listed on AIM and is a member of the TechMark Advisory Group of the London Stock Exchange. Mr Shaw was Chief Operating Officer of Profile Therapeutics plc, a listed drug delivery and medical devices business, from 1997 to 2003. Prior to 1997 he was a corporate financier, latterly with Hambros Bank. He qualified as a Chartered Accountant in 1990.

4. Michael Garner
Non-Executive Deputy Chairman
Michael Garner, Non-Executive Deputy Chairman, is 69 years old and was the Finance Director of TI Group PLC from 1979 to 1993. Since then he has been a Non-Executive Director of a number of companies including Enterprise Inns plc from September 1995 to January 2005. He was a founder member of the Accounting Standards Board and has been a member of The Hundred Group of Finance Directors since 1978.

5. John Rennocks
Non-Executive Director
John Rennocks, Non-Executive Director, is 61 years old and a qualified Chartered Accountant with significant sector experience with Smith and Nephew plc from 1974 to 1989, becoming Group Finance Director in 1981. Subsequent to that, he was Finance Director of Powergen plc and Corus Group plc, before taking up a number of non-executive director positions of public and private companies, providing broad experience in biotechnology, support services and manufacturing. He is currently Chairman of Nestor plc, Diploma plc, Intelligent Energy Holdings plc, and Deputy Chairman of Inmarsat plc. He is the Chairman of the Audit Committee and a member of the Remuneration Committee and Nominations Committee.

6. Dr Katherine Innes Ker
Non-Executive Director
Dr Katherine Innes Ker, Non-Executive Director, is 46 years old and gained a D.Phil in Molecular Biophysics from Oxford University in 1987. She then pursued a career in the City as an Equity Analyst with UBS Phillips & Drew, and later with Dresdner Kleinwort Benson, where she was a Director and UK Media Analyst, before moving to SBC Warburg as a Director and Pan European Media Analyst. She is a Non-Executive Director of Taylor Woodrow plc and Ordnance Survey Ltd and is Chairman of Shed Productions plc. Dr Innes Ker has also previously occupied non-executive positions in a number of other public companies. She is the Chairman of the Remuneration Committee and a member of the Audit and Nomination Committees.

7. Keith Krzywicki
Non-Executive Director
Keith Krzywicki, Non-Executive Director, is 62 years old and has over 30 years' experience in the Pharmaceutical Industry with responsibility for manufacturing and commercial operations. He has held Chief Executive positions in Denmark and Belgium and from 1990 until 2003 was President of Pharmacia Ltd, UK and Ireland.

8. Professor Charles Cummings
Non-Executive Director
Professor Charles Cummings, Non-Executive Director, is 71 years old and is the Director Emeritus of Otolaryngology – Head and Neck Surgery at the Johns Hopkins Hospital in Baltimore, Maryland, US and is on the Board of Directors of Johns Hopkins Medicine. He has written over 125 scientific papers, is a past president of both the American Society for Head and Neck Surgery and the American Academy of Otolaryngology, Head and Neck Surgery and has served on the American Board of Otolaryngology for 19 years.

9. Dr Charles Goodson-Wickes
Non-Executive Director
Dr Charles Goodson-Wickes, Non-Executive Director, is 61 years old and is qualified both as a physician and a barrister. He has held appointments in the NHS, has seen active service in the Army as a Medical Officer and built up his occupational medicine practices. He was a Member of Parliament for 10 years, serving as Parliamentary Private Secretary in three Government departments. He currently holds a number of Non-Executive Directorships.

The Directors present their report and audited financial statements for the year ended 31 December 2006.

Principal Activities
The Group designs, develops, manufactures and markets advanced surgical systems. It develops innovative tissue management and visualisation systems for minimally invasive surgery.

Business Review
A review of the activities of the Group's Divisions and of the Group's results, activities during the year and financial position at the end of the year can be found in the Chairman's Statement, the Business Reviews, the Operations and Research and Development Review and the Financial Review on pages 2 to 24. These pages also include, where relevant, a number of key financial and non-financial performance indicators (KPI's) and an indication of future developments. The KPI's include the following items which are regularly reviewed by management in respect to changes between reporting periods.

Revenue (Group and Divisional)
Gross margin
Overhead expense ratios
Operating margin
Components of working capital
The installed base of PK generators in the US
Disposable revenues derived from installed base of PK generators
Capital expenditure

Key Risks
The following risks and uncertainties are regarded as key to the Group:

Patents and proprietary rights
The success of the Group depends, inter alia on its ability to establish, protect and enforce proprietary rights relating to the manufacture, use and sale of its existing and future products. Whilst the Group seek patent protection where appropriate for its inventions, there can be no assurance that: patent applications will mature into granted patents; that existing patents will provide the Group with sufficient protection in the case of an infringement of its technology; or that existing or future patents will not be successfully challenged, revoked or circumvented by competitors.

Dependence upon reimbursement
The ability of the Group to commercialise its products successfully depends in part at least on the extent to which reimbursement for the costs of surgical procedures is available from governments, health administration authorities, private insurers and other organisations. There can be no assurance that changes in reimbursement policy in the Group's main markets will not have an adverse affect on the Group's ability to sell products into those markets.

Regulatory approval
The majority of the Group's products require marketing authorisation from national or federal regulatory bodies prior to being offered for sale. In addition some regulatory bodies, such as the US Food and Drug Administration (FDA) have rights of access and audit of the Group's manufacturing facilities worldwide. There can be no assurance that any product developed by the Group will achieve and maintain its Marketing Authorisation throughout its lifecycle or that the Group will always pass regulatory inspection at each of its plants. Failure to do so could have adverse consequences upon the Group's ability to sell products in any relevant territory.

Integration risk
The integration of the Group's activities after acquisitions can involve the transfer of significant manufacturing operations, the closure of plants, reductions in staff and the implementation of new computer systems. Many of these activities carry a variety of risks and can represent expensive projects to undertake. There can be no assurance that the Group will not encounter difficulties in effecting its integration plans or that the expected benefits of such integration will be realised in the future.

Currency risk
Currency risk is addressed in the Financial Review on pages 22 to 24 and in Note 22 to the Financial Statements on pages 76 to 78.

Treasury risk
Treasury risk is addressed in the Financial Review on pages 22 to 24 and in Note 22 to the Financial Statements on pages 76 to 78.

Credit risk
Credit risk is addressed in Note 22 to the Financial Statements on pages 76 to 78.

Results and Dividends
The audited financial statements are set out on pages 43 to 88. The Group made a profit after taxation for the year ended 31 December 2006 of £13,193,000 (2005: £6,276,000). The Directors do not recommend the payment of a dividend.

Directors

The Directors who held office during the year were:

BL Steer	Executive Chairman
SJB Shaw	Chief Financial Officer
GR Davis	Chief Operating Officer
MF Garner	Independent Non-Executive Director, Deputy Chairman and Senior Independent Director
C Goodson-Wickes	Independent Non-Executive Director
KT Krzywicki	Independent Non-Executive Director
CW Cummings	Independent Non-Executive Director
NM Goble	Non-Independent Non-Executive Director (resigned 15 March 2006)
K Innes Ker	Independent Non-Executive Director (appointed 16 October 2006)
J Rennocks	Independent Non-Executive Director (appointed 16 October 2006)

Remuneration

Details of Directors' remuneration is included in the Directors' Remuneration Report on pages 36 to 41.

Substantial Shareholdings

At 1 March 2007, substantial interests in the issued share capital of the Company, notified and registered in accordance with section 198 of the Companies Act 1985, were as follows:

	Number of ordinary shares	Percentage of issued share capital
Fidelity Investments	11,462,520	7.80%
AXA Group SA	11,021,919	7.50%
Lazard Asset Management LLC	6,316,875	4.30%
Legal & General Group	5,815,014	3.96%
Standard Life Investments	4,751,165	3.24%
Lloyds TSB Group plc	4,437,484	3.02%

Directors' Interests in Shares

The interests of the Directors and their families in the share capital of the Company appearing in the register of director's interests were as follows:

	Ordinary shares 31 December 2006	Ordinary shares 31 December 2005
Executive		
BL Steer (note 1)	572,865	572,865
SJB Shaw	18,000	18,000
GR Davis	4,000	4,000
Non-executive		
MF Garner	20,010	20,010
C Goodson-Wickes (note 2)	11,350	10,000
KT Krzywicki	8,000	8,000
CW Cummings	4,500	4,500
K Innes Ker (note 3)	–	–
J Rennocks (note 3)	5,000	–

Notes:
(1) Includes 321,617 ordinary shares held by Royal and Sun Alliance Inc for the benefit of Mr BL and Mrs S Steer.
(2) Includes 8,914 ordinary shares held by Alliance Trust SIPP (Self Invested Personal Pension)
(3) Dr K Innes Ker and Mr J Rennocks held no shares at the time of their appointment to the Board on 16 October 2006.

There have been no changes to Directors' shareholdings since 31 December 2006.

Directors' Interests in Contracts
None of the Directors had a beneficial interest in any contract of any significance in relation to the business of the Company or its subsidiaries at any time during the financial year.

Auditors
A resolution to re-appoint KPMG Audit Plc as auditors of the Company is to be proposed at the forthcoming Annual General Meeting, to be held on 30 April 2007.

Corporate Governance
Application of the Principles set out in the Combined Code
Throughout the year to 31 December 2006, the Company complied with the provisions of the Revised Combined Code On Corporate Governance issued by the Financial Reporting Council in July 2003 except for the non-separation of the roles of Chairman and Chief Executive Officer which is explained below in the section headed 'Board of Directors'. The Board considers that it applies the principles of the Combined Code in an appropriate and effective manner. This is demonstrated as follows:

Board of Directors
Until 16 October 2006, the Group was managed by a Board of Directors comprised of seven Directors. The names of the Directors together with their biographical details are set out on page 27. All the Directors served throughout the period under review. From 16 October 2006, the number of Directors was increased to nine with the appointment to the Board of K Innes Ker and J Rennocks. Six of the Directors were Non-Executive Directors and, with the exception of MF Garner and C Goodson-Wickes, each of whom have served in their capacity as Directors for greater than nine years, all the Non-Executive Directors are considered independent based on the guidelines in the Combined Code. MF Garner has been the Deputy Chairman since 22 May 2003 and Non-Executive Director since 20 October 1997. Accordingly, he has exceeded a nine-year service period, which the Combined Code suggests is the maximum period for which independence can be presumed. In view of his close knowledge of the Group and strong non-executive experience, the Board considers that Mr Garner should retain the role of Senior Independent Director and Deputy Chairman through the Chairman and Chief Executive succession process to be conducted in 2007 (details of which are set out on pages 32 to 33). C Goodson-Wickes will be retiring from the Board of Directors at the Annual General Meeting on 30 April 2007. All of the Non-Executive Directors bring strong independent judgement and considerable knowledge and experience to bear in matters of strategy, performance, resources, corporate governance and financial control. From time to time, the Chairman holds meetings with the Non-Executive Directors without the executives present.

The Board meets at least seven times a year and has adopted a formal schedule of matters specifically reserved for its decision. This includes overall Group strategy, planning for the succession of the executive and the Board itself, approving appointments of Board Directors and of the Company Secretary, financing arrangements, material licensing transactions, acquisitions and disposals of companies, approval of the annual budget, major capital expenditure, risk management, treasury policies and the operation of internal controls. At each meeting the Board is briefed on issues arising, reviews the progress of the Group towards its objectives and monitors financial performance against budget.

The Company Secretary is responsible for advising the Board through the Chairman on all governance matters. All Directors have access to the advice and services of the Company Secretary. They are encouraged regularly to update and refresh their skills and knowledge, for example, through attending courses on technical areas or external briefings for Non-Executive Directors. Newly appointed Directors are provided with appropriate induction training. The Board has established a procedure for Directors to take, if necessary, independent professional advice at the Group's expense. Appropriate Directors and Officers' liability insurance has been arranged by the Company.

All Board members receive monthly management accounts and regular management reports enabling them to review the Group's performance against agreed objectives. Regular reports and papers are circulated to Directors in a timely manner in preparation for Board and Committee meetings. This information includes items specifically requested by the Non-Executive Directors from time to time.

The terms and conditions of appointment of Non-Executive Directors are available for inspection by request at the Company's registered office during normal business hours and at the AGM.

The Board is led by BL Steer who holds dual responsibility as both Chairman and Chief Executive Officer. The Board is aware that Mr Steer's role as both Chairman and CEO is contrary to the recommendations of the Revised Combined Code. The current position derives from the origins of the Company and Mr Steer's entrepreneurial role in growing the organisation. Subject to unforeseen circumstances, Mr Steer will relinquish his Chief Executive responsibilities during 2007, from which date the roles will be separated in accordance with the Combined Code. Mr Steer has no other significant business commitments.

The dual role performed by Mr Steer is balanced by a strong independent non-executive presence on the Board of Directors including an experienced Deputy Chairman and Senior Independent Director, MF Garner. In addition there is the Operating Board, which meets monthly and is responsible for the creation and implementation of Gyrus's strategy, reporting to the Gyrus Group PLC Board of Directors. In addition to the Executive Chairman, the Operating Board includes several senior executives with clearly defined responsibilities: SJB Shaw, Chief Financial Officer, has responsibility for Finance, Legal, Partnered Technologies and Investor Relations; GR Davis, Chief Operating Officer, has responsibility for Operations, Research and Development, Human Resources and the integration of the ACMI business; TF Murphy, US-based Executive Vice President, has responsibility for customer service and Group-wide implementation of an enterprise resource management system; the Division Presidents and the US-based Vice President of Legal Affairs.

The number of full Board meetings and Committee meetings attended by each director during the year was as follows:

Name	Scheduled Board Meetings Attended	Audit Committee	Remuneration Committee	Nomination Committee
BL Steer	7	N/A	N/A	2
SJB Shaw	7	N/A	N/A	N/A
GR Davis	7	N/A	N/A	N/A
MF Garner	7	3	3	2
C Goodson-Wickes	7	3	3	2
KT Krzywicki	7	3	N/A	N/A
CW Cummings	7	N/A	3	N/A
K Innes Ker (note 4)	1	0	1	N/A
J Rennocks (note 4)	1	1	0	N/A
Number of meetings in 2006	7	3	3	2

Note:
(4) There were three scheduled meetings after the appointment of K Innes Ker and J Rennocks to the Board on 16 October 2006 being a full Board meeting, an Audit Committee meeting and a Remuneration Committee meeting.

Appointments to the Board and Re-election of Directors
There is a Nomination Committee to consider the appointment of new Directors and make recommendations to the Board. All Directors' terms of appointment are governed by the Company's Articles of Association requiring that all Directors should be subject to election by shareholders at the first AGM following their appointment and that at each AGM one third of the Directors retire and submit themselves for re-appointment.

During the year, the Board approved that K Innes Ker and J Rennocks be appointed as Non-Executive Directors with effect from 16 October 2006 and each will be proposed for election at the forthcoming AGM.

C Goodson-Wickes will resign from the Board of Directors at the forthcoming AGM.

K Krzywicki retires by rotation pursuant to Article 113 of the Articles of Association and stands for re-election at the forthcoming AGM.

The Company's Articles do not require Board members to retire at 70 years of age but as a matter of best practice Board members over 70 years stand for re-election on an annual basis. Accordingly BL Steer and CW Cummings stand for re-election at the forthcoming AGM.

MF Garner, who has already served nine years as independent Non-Executive Director and was re-elected at the 2006 AGM for one year, retires and submits himself for re-election at the forthcoming AGM for a further year. The Board has undertaken rigorous formal performance reviews and has concluded that Mr Garner continues to be effective and to demonstrate independence and commitment to the role.

Biographical details of all Directors standing for re-election at the AGM and the Board's reasons for recommending their re-election are contained in the Notice of AGM which will be sent to all shareholders.

Board Performance Evaluation
A formal process of Board performance evaluation was followed during the year which included individual completion by all Board members of questionnaires regarding the effectiveness of the Board and of each of the Board committees together with discussion by the Board of the performance evaluation results and agreement of actions arising. Individual evaluations of each Board member were performed by the Chairman and discussed with the relevant Director on a one to one basis. The independent Non-Executive Directors, led by the Senior Independent Director meet annually to conduct a performance evaluation of the Chairman and take into account the views of the executive Directors.

Board Committees
Audit Committee
The Audit Committee is comprised of four Non-Executive Directors, J Rennocks (Chairman), MF Garner, K Innes Ker and KT Krzywicki. MF Garner was Chairman of the Audit Committee for most of the year, until the Audit Committee Meeting of 19 December 2006, at which time J Rennocks assumed Chairmanship of that committee.

The Chairman of the Audit Committee has a wealth of experience in finance in both an executive and non-executive capacity. The Board considers that Mr Rennocks provides the Audit Committee with the necessary recent and relevant financial experience required by the Smith guidelines and the Combined Code. His biographical details can be found on page 27.

The main responsibilities of the Committee as defined under its agreed terms of reference are:
- To review the appointment of the external auditor and assess the independence of the external auditor.
- To review and recommend the audit fee to the Board and pre-approve any fees in respect of non audit services provided by the external auditor and to ensure that the provision of non audit services does not impair the external auditors' independence or objectivity.
- To review with the external auditor the nature and scope of the external audit.
- To review the external auditor's management letter and management's response.
- To regularly review the need for a formal internal audit function and make appropriate recommendations to the Board.
- To review the Company's procedures for handling allegations from whistleblowers.
- To review management's reports on the effectiveness of systems for internal financial control, financial reporting and risk management.
- To review, and challenge where necessary, the actions and judgements of management in relation to the interim and annual financial statements before submission to the Board.
- To review the Company's statement on internal control systems prior to endorsement by the Board and to review the policies and processes for identifying and assessing business risks and the management of those risks by the Company.

The Audit Committee meets at least three times a year to discharge its responsibilities and provides the forum through which the Group's external auditors report to the Board. Executive Directors and finance management are regularly invited to attend Audit Committee meetings but the Committee meets at least annually with the external auditor in the absence of executives and management.

The Audit Committee continually reviews the need for a formal internal audit function. In the light of the involvement of Group finance staff in regular reviews of the finances and controls operating in subsidiary companies, the Audit Committee has concluded that a separate internal audit department is not required at this stage in the Group's development. However, the Audit Committee and management have formalised the activities required to be performed by Group finance staff on internal audit and have established procedures for the reporting of such activities to the Audit Committee.

External auditor objectivity and independence is safeguarded by a policy that any non audit services over £25,000 other than tax compliance work, must be pre-authorised by the Chairman of the Audit Committee and be supported by a tender process where appropriate. Details of the amounts paid to the external auditors during the year for audit and other services are set out on page 59 in note 5 to the financial statements.

Remuneration Committee
The Remuneration Committee is comprised of three Non-Executive Directors, K Innes Ker (Chairman), J Rennocks and CW Cummings. C Goodson-Wickes was Chairman of the Remuneration Committee until the conclusion of the Remuneration Committee meeting of 30 October 2006, at which time K Innes Ker assumed the Chairmanship of that committee. Details of the role and responsibilities of the Remuneration Committee and the Company's Remuneration Policy are given in the Directors' Remuneration Report on pages 36 to 41.

Nomination Committee
The Nomination Committee is comprised of three members, the Executive Chairman, BL Steer (Chairman of the Nomination Committee), with Deputy Chairman and Senior Independent Director, MF Garner (Deputy Chairman of the Nomination Committee) as his alternate, and Non-Executive Directors K Innes Ker and J Rennocks. The Committee meets at least once a year and more frequently when required. In 2006, the Committee met twice.

The main role of the Committee is to:
- Regularly review the structure, size and composition of the Board and make recommendations to the Board with regard to any adjustments it deems necessary.
- Prepare a description of the role and capabilities required for a particular appointment including the time commitment required.
- Identify and nominate for the approval of the Board suitable candidates to fill Board vacancies.
- Recommend to the Board whether or not Directors retiring by rotation should be put forward for re-appointment at the next Annual General Meeting.
- Satisfy itself with regard to succession planning in respect of both Board and senior executive positions.

The Executive Chairman does not chair the Nomination Committee when it deals with matters relating to the appointment of a successor to the Chairmanship of the Board or the role of CEO. The Deputy Chairman chairs the Nomination Committee on these occasions.

The Nomination Committee commissioned an independent review by Korn Ferry International of the senior management team in 2006. During 2006, it also reviewed a number of Non-Executive Director candidates, and recommended the approval of K Innes Ker and J Rennocks. The Nomination Committee has appointed Korn Ferry International to advise it on the process for selecting Mr Steer's successor as CEO, with a brief to compare both internal and external candidates. It is expected that this process will be completed in 2007.

The terms of reference for each of the Board Committees may be obtained from the Company Secretary or from the Company's website: http://www.gyrusplc.com

Relations with Shareholders

Institutional Investors

The Group has designated BL Steer, Executive Chairman, and SJB Shaw, Chief Financial Officer, as its principal spokesmen with institutional investors, analysts, press and other interested parties. Meetings are held with the Group's institutional investors at least twice a year (following the interim and final results announcements). Visits to the Group's operating facilities are arranged on a regular basis depending upon demand.

All members of the Board are encouraged to attend analyst or brokers' briefings to develop an understanding of the views of shareholders. In addition, the Executive Chairman and CFO provide feedback to the Board at least twice a year on issues raised with them in meetings with shareholders. The AGM is normally attended by all Directors and shareholders are invited to ask questions during the meeting and to meet with Directors after the formal proceedings.

The Senior Independent Director, MF Garner, is available to shareholders if they have concerns for which the normal channels of communication through the Executive Chairman or CFO are inappropriate. Major shareholders are offered the opportunity to meet the Executive Directors and investors may request meetings with Directors, including the Senior Independent Director.

Private Investors

All shareholders are sent copies of the Interim and Annual Reports and are given notice to enable them to attend the Company's Annual General Meeting and any Extraordinary General Meetings. Persons nominated by shareholders to exercise all or any of the specified rights of the shareholders in relation to the Company and persons nominated by shareholders to enjoy information rights will also be provided with this information. In accordance with the Companies Act 2006, two resolutions will be proposed at the forthcoming AGM to allow the Company to communicate with shareholders in electronic form and by means of a website.

Information on the Group, its products and technology, press releases, and the Interim and Annual Reports may be found on the Group's website: http://www.gyrusplc.com

Internal Control

The provisions of the Code in respect of internal controls require that Directors review all controls including operational, compliance and risk management, as well as financial controls.

The Directors, through the Audit Committee, have reviewed the effectiveness of the Group's system of internal control during the period covered by the Annual Report and Accounts and for the period to the date of approval. The Directors acknowledge their responsibility for ensuring that the Group maintains an adequate system of internal control and for reviewing its effectiveness. However, it is noted that any system of internal control can only be designed to manage rather than to eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

The key elements of the Group's internal control system are as follows:

Control environment

- An organisation structure with clearly defined responsibilities and levels of authority.
- A system of budgetary control.
- The appointment of experienced and professional staff with the necessary ability to fulfil their allotted responsibilities.
- Regular monitoring of key areas of business risk.
- An approved Group policies and procedures manual and a self-certification process for management to confirm compliance.

Control Procedures, Monitoring and Risk Assessment

The Group has a framework of control procedures that are communicated to all relevant employees.

There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. The risk assessment process involves the senior management of all the Group's businesses in addition to the Group's Executive Directors. The results of these assessments are summarised and the results reviewed regularly by the Board. In line with the Turnbull guidance, the process is designed to enable management to determine the likelihood of the risk, the adequacy of controls in place to minimise the occurrence of the risk and the appointment of an individual to be responsible to the Board for mitigating or managing that risk.

Information to Group's Auditors
The Directors who held office at the date of approval of this Directors' Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware; and each Director has taken all the steps that he/she might have taken to make himself/herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Management Information
The Group has a comprehensive process of medium-term planning, annual budgets, mid-period forecasts and detailed monthly reporting of performance against budget. The annual budgets are reviewed and revised, if appropriate, by the Executive Directors before formal approval by the Board. The Group seeks continuous improvement of its management information systems.

Going Concern
After making detailed enquiries, the Board has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and accordingly continues to adopt the going concern basis in preparing the financial statements.

EU-adopted International Financial Reporting Standards
For reporting periods on or after 1 January 2005, the consolidated accounts of the Group must comply with EU-adopted International Financial reporting standards (Adopted IFRSs) and accordingly the 2006 financial statements have been prepared under Adopted IFRSs. The Company only financial statements have been prepared under UK GAAP (UK Generally Accepted Accounting Practice).

Employees
The Group continued its policy of providing regular information on the financial performance, business activities and related matters to all employees. Extensive team briefing is operational in the Group to ensure employee awareness of factors affecting Group performance and their involvement in decisions.

Group policy with regard to disabled people is to provide equal employment opportunity by giving full and fair consideration to their applications for employment and continuing employment, wherever possible, of employees who become disabled and providing suitable opportunities for their training, career development and promotion.

Policy on payment of suppliers
It is the Group's policy to agree the terms of payment with all suppliers when entering into a transaction, to ensure that all suppliers are aware of the terms of payment and pay them in accordance with their agreed terms and conditions. The Group's average creditor payment period at 31 December 2006 was 37 days (2005: 35 days) and the Company's average creditor payment period at 31 December 2006 was 20 days (2005: 33 days).

Donations and contributions
During the year the Group made charitable donations of £24,687 (2005: £19,173). No political donations were made during the current or preceding year.

Market value of land
In the opinion of the Directors there is no material difference between the market value of the land owned by the Group and the value included in the balance sheet.

By order of the Board

R Honig
Company Secretary
15 March 2007

Statement of Directors' Responsibilities in respect of the Annual Report and the financial statements

The Directors are responsible for preparing the Annual Report and the Group and Parent Company financial statements, in accordance with applicable law and regulations.

Company law requires Directors to prepare Group and Parent Company financial statements for each financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with IFRSs as adopted by the EU and have elected to prepare the Parent Company's financial statements in accordance with UK Accounting Standards (UK Generally Accepted Accounting Practice).

The Group financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the Group, the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The Parent Company's financial statements are required by law to give a true and fair view of the state of affairs of the Parent Company.

In preparing each of the Group and Parent financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- for the Group financial statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU;
- for the Parent Company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Parent Company's financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Parent Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Parent Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Consideration of matters relating to Directors' remuneration
The Remuneration Committee currently comprises three Non-Executive Directors, K Innes Ker (Chairman), J Rennocks and CW Cummings. All of these Non-Executive Directors are independent. The Executive Chairman and other senior executives attend meetings from time to time at the invitation of the Committee.

The Committee meets at least three times a year and more frequently when required. It performs its duties under formal terms of reference which include determining with the Board the Company's broad policy for executive remuneration and, within the terms of this agreed framework, determining the total individual remuneration packages (including pension rights, performance-related bonus plan and share option awards) for each of the Executive Directors and the Operating Board. In addition to authorising the granting of share options to executives and other employees within the rules of the existing share plans, the Remuneration Committee is responsible for making appropriate recommendations to the Board with regard to the introduction of, or changes in, share option plans or other long-term incentive arrangements.

No director or manager is involved in any decisions as to his or her own remuneration. The Committee is consulted on, and notified of, all senior management appointments and related remuneration. It is also consulted on major organisational change.

Fees for Non-Executive Directors are proposed by the Executive Chairman, after taking into account fees paid by similar companies, and are approved by the Board.

The Remuneration Committee has access to independent advice where it considers it appropriate. During the year such advice was received from New Bridge Street Consultants LLP, which is the Remuneration Committee's retained adviser. New Bridge Street Consultants have no other connection with the Group and did not provide any other services to any company in the Group during the financial year other than share option valuations for the purposes of IFRS 2.

Remuneration Policy
Remuneration policy centres on ensuring that remuneration packages are sufficiently competitive to attract, retain and motivate the right calibre of Executive Director and senior manager for each individual function, taking into account the Group's particular activities and its stage of development. The remuneration packages are also designed to align the interests of shareholders and executives with a view to encouraging commitment to the development of the Group for the long-term enhancement of shareholder value. In determining remuneration packages for senior executives the Board has regard to pay and conditions elsewhere in the Group.

The policy in respect of Directors' remuneration for the forthcoming year is as follows:

Policy on relative importance of performance linked and non-performance linked pay
It is the Group's policy to emphasise the performance linked element of remuneration as it believes this policy to be in the interests of shareholders. It does this by rewarding executives with a remuneration package incorporating a moderate basic salary, which is not performance linked, together with participation in the performance linked Annual Bonus Plan and Share Incentive Plans. The potential remuneration linked to performance is intended to be a significant proportion of the total remuneration package. At the 'target' level for incentives it is estimated that 50% of total pay comprises performance-related pay.

Basic Salaries
Executive Directors' salaries are normally reviewed annually taking into consideration individual performance over the previous 12 months and pay and employment conditions elsewhere in the Group. The Remuneration Committee also uses information provided by its advisor relating to rates of pay for similar positions in similar businesses and in UK companies with a similar market capitalisation. Basic salaries and total remuneration are set at broadly market median levels.

Pensions
The Group contributes 10% of basic salary to a non-contributory defined contribution pension scheme for SJB Shaw and GR Davis. BL Steer, Executive Chairman, receives an annual pension contribution of £108,000 with payments being spread equally over the year. The contributions are made to a non-contributory defined contribution scheme. The Remuneration Committee considers this appropriate in the context of his total remuneration package and there remains a sensible balance between fixed and performance related remuneration. Actual contributions for Executive Directors to pension plans in 2006 are shown in the Directors' emoluments table on page 39. Non-Executive Directors' fees are non-pensionable.

Performance Related Annual Bonus Plan
Annual bonus payments are conditional upon demanding performance criteria so as to align incentive awards paid to Directors directly with the interests of shareholders. For 2007 bonuses will be payable on achievement of demanding profit before tax targets. As in previous years, a maximum of 50% of an Executive Director's average basic salary for the financial year under review is payable for achievement at the targeted level, where the target is designed to be stretching but achievable. In addition, the Executive Directors, have an opportunity to increase their bonus potential to a maximum of 100% of basic salary if reported Group earnings performance exceeds the already demanding target. The additional bonus above 50% and up to 100% of basic salary is payable for the achievement of predetermined Group earnings' targets and requires exceptional Group performance for the full bonuses to be earned. Bonuses paid to Executive Directors relating to the Group's performance in 2006 are shown in the Director's emoluments table on page 39. The Non-Executive Directors do not participate in the annual bonus plan.

Long-Term Incentive Plans
The Board believes that share participation plans are an important element in attracting, retaining and rewarding executives and employees, and aligning their interests with those of shareholders. UK employees of the Group are able to participate in a Save As You Earn Scheme following an initial period of service. Under the 2005 Long Term Incentive Plan ('LTIP'), which was approved at the 2005 AGM, senior executives and other employees may be granted a conditional award of free shares which will normally only vest if demanding performance conditions are achieved over a three-year period and if the grantee remains an employee of the Group. The LTIP is now the primary long-term incentive plan for senior executives and the Executive Directors and other senior executives continue to receive annual awards under the plan.

Under the terms of the 'Plan', normally an individual may not receive awards in any financial year over shares having a market value on grant in excess of 100% of his or her annual salary in that financial year and Executive Directors are expected to retain no fewer than 50% of shares acquired upon the vesting of awards under the LTIP, net of taxes, until such time as, in combination with any other shares the executives may have acquired, they hold shares with a value equivalent to 100% of base salary.

The Remuneration Committee believes that the LTIP continues to provide a good link between reward and performance and aligns the interests of executives and investors.

LTIP Performance conditions
Vesting of awards under the LTIP is subject to the achievement of stretching performance conditions based on growth in the Company's earnings per share over a fixed three-year period, beginning on the first day of the financial year in which the award is granted, with no provision to retest. The Committee considers that EPS growth alone is the most appropriate measure of performance for the time being as it allows the Company to grant and structure awards in both the UK and US on the same basis, where previously under the ESOS only options granted in the UK were subject to a performance target, based on Total Shareholder Return. As awards are also granted to US employees, it was not felt appropriate to have a UK measure of inflation as a benchmark against which to compare EPS growth and therefore the performance condition has not been expressed as RPI+% growth. This fact has been taken into account in determining the growth rates for the purposes of performance conditions.

All awards will lapse at the end of the applicable performance period to the extent that the applicable performance condition has not been satisfied. In the event of an offer for the Company being accepted by the Board during the performance period, the LTIP awards shall vest at completion to the extent that applicable performance conditions have been satisfied.

Performance Conditions for 2005 and 2006 LTIP Awards
The first award was made under the LTIP in May 2005 shortly after the approval of the plan by shareholders at the 2005 AGM.

For these initial awards and for awards made in 2006 (including awards to employees in the US), vesting of an award is based on the growth in the Group's Earnings Per Share ('EPS') from the base year, which is the year preceding the year in which the award was made, as follows:

Grant	Average annual Adjusted EPS growth over three financial years	Proportion of Award Vesting
1 June 2005	8% (i.e. 24% over 3 years) 18% (i.e. 54% over 3 years) 8% to 18%	25% 100% Between 25% and 100% on a pro rata basis
10 October 2005	8.8% 19.8% or more 8.8% and 19.8%	25% 100% 25%-100% on a straight-line basis
26 May 2006	same as 10 October 2005 grant	same as 10 October 2005 grant
30 October 2006	same as 10 October 2005 grant	same as 10 October 2005 grant

In connection with the acquisition of ACMI in 2005, a special one-off award was made to approximately 25 senior executives within the enlarged Group under the 2005 Long Term Incentive Plan. In determining these additional awards, the Remuneration Committee was satisfied that the acquisition of ACMI would materially transform the Company and that the additional LTIP award, which is subject to extremely demanding EPS performance conditions, would provide a significant and meaningful incentive to reward the effective and efficient integration of ACMI into the enlarged Group. In exceptional circumstances, the rules of the LTIP provide that the Remuneration Committee may grant awards in excess of the one times salary limit and the grant levels to individual Directors and senior management were over shares worth between approximately 100% and 400% of salary.

The performance condition to determine vesting of the special award is also based upon growth in EPS over three financial years using the 2004 EPS as a base. The growth targets start at the top end of the performance condition for the annual award and are more stretching to reflect the significance of the special award. Furthermore, the vesting levels are significantly geared towards the achievement of targets at the upper end of the EPS growth range. The EPS growth targets are as follows:

Average annual Adjusted EPS growth over three financial years	Proportion of Award Vesting
18%-20%	0-9% pro rata
25%	17.5%
30%	40%
35%	66%
40%	100%
	Straight line interpolation between the points

The Remuneration Committee remains satisfied that the range of targets is a stretching incentive and the award strongly aligns the interests of executives and investors. In the light of this award, the Remuneration Committee has modified its policy regarding shareholding guidelines for Executive Directors by increasing the required level of shareholding from 100% to 200% of annual salary.

In the case of both the normal and 'special' LTIP awards in 2005 and 2006, the performance conditions will not be subject to retesting and EPS is the Adjusted Basic EPS excluding amortisation of intangible assets, charges relating to share based payments and, at the discretion of the Remuneration Committee, exceptional items such as restructuring costs. The Remuneration Committee is required to ensure that there is consistency of treatment in the calculation of EPS under International Financial Reporting Standards.

Service Contracts
The Company has service contracts with its Executive Directors. It is Company policy that contracts should contain notice periods of not more than 12 months. The Company's policy is that the Company shall be entitled to terminate the appointment immediately by paying to an Executive Director a payment in lieu of notice which shall be calculated with regard to the director's common law duty to mitigate his loss.

Details of the contracts currently in place for Executive Directors who served during 2006, as amended in March 2007, are as follows:

	Date of contract	Notice period required from Company	Notice period required from director	Provision for compensation for loss of office
BL Steer	25 June 2002 as amended 6 May 2004	six months	six months	Payment in lieu of notice – six months basic salary only
SJB Shaw	9 September 2003	twelve months	six months	Payment in lieu of notice which shall be calculated with regard to the Executive's common law duty to mitigate his loss
GR Davis	9 September 2003	twelve months	six months	Payment in lieu of notice which shall be calculated with regard to the Executive's common law duty to mitigate his loss

All of the Executive Directors' service contracts are rolling contracts except for Mr Steer's contract which expires when he relinquishes his responsibilities. It is planned that Mr Steer will relinquish executive responsibility during 2007.

Non-Executive Directors' terms of appointment are governed by contracts for services. The contracts outline the role of the Non-Executive Director, fees to be paid, anticipated time commitment necessary to meet the expectations of the role, and the need to retire and submit themselves for re-appointment at least once every three years. The contract can be terminated by either party upon three to six months' written notice.

The Board believes that the holding of other Directorships outside the Company by Executive Directors is beneficial for the Group in terms of training and experience. It is therefore the Company's policy that Executive Directors may hold other Directorships and may retain any fees from these Directorships, as long as the company concerned is not in a competing business and the time spent on the outside Directorship does not interfere with the director's role within the Company. During 2006, Mr Davis and Mr Shaw had reported earnings of £6,000 and £25,000 respectively from other Non-Executive Directorships.

Audited Information

Individual Aspects of Remuneration

Details of individual emoluments and compensation

The emoluments in respect of qualifying services and compensation of each person who served as a director during the year were as follows:

	Salaries/fees 2006 £000	Performance related annual bonuses 2006 £000	Benefits 2006 £000	Total emoluments excluding pensions 2006 £000	Total emoluments excluding pensions 2005 £000	Pension contributions 2006 £000	Pension contributions 2005 £000
Executive							
BL Steer (Chairman)	304	152	20	476	575	108	98
GR Davis	228	114	50	392	440	23	22
SJB Shaw	201	101	16	318	377	20	18
Non-executive							
MF Garner	60	–	–	60	54	–	–
C Goodson-Wickes	48	–	–	48	42	–	–
KT Krzywicki	33	–	–	33	31	–	–
CW Cummings	33	–	–	33	31	–	–
K Innes Ker	9	–	–	9	–	–	–
J Rennocks	8	–	–	8	–	–	–
NM Goble	6	–	–	6	30	–	–
Total	930	367	86	1,383	1,580	151	138

Notes:

1. No payments were made to any director in respect of compensation for loss of office in 2006 or 2005.
2. Benefits receivable consist of the provision of cars and car allowances, life assurance and medical cover.
3. C Goodson-Wickes' fees are paid to Medarc Limited, a company controlled by him.
4. Pension contributions represent payments made to defined contribution schemes. Non-Executive Directors are not entitled to retirement benefits.
5. In 2005 the executives achieved the target level set in the 2005 bonus plan under which they could receive a bonus of 50% of basic salary. They also achieved the out-performance element of the bonus plan, which was based on the degree to which the Group surpassed its target profit before tax and under which they could have received up to a further 50% of basic salary, resulting in a maximum payable aggregate bonus of 100% of basic salary. In 2006, the executives acquired the target level set in the 2006 bonus plan under which they could receive a bonus of 50% of basic salary. They did not achieve the out-performance element.
6. GR Davis spends a significant amount of his time in Boston where he receives normal benefits in kind such as accommodation, utilities and a car allowance. The total value of his US-based benefits amounted to £34,000 (2005: £14,000).

Directors' holdings in share participation plans

Summary particulars of the Group's share participation plans are given in note 16 to the financial statements. Details of the holdings of those Directors who served during the year are as follows:

	Plan title	Granted at 01/01/06	Lapsed/ cancelled in 2006	Granted during 2006	Exercised during 2006	At 31/12/06	Exercise price	Date from which exercisable	Expiry date	Vested Options as at 31/12/06	Performance conditions Note:
BL Steer											
Share options	1997 Approved	15,000	–	–	–	15,000	159.5p	15/07/2001	15/07/2008	15,000	1
		6,078	–	–	–	6,078	330.0p	16/10/2003	16/10/2010	6,078	1
Share options	1997 Unapproved	23,922	–	–	–	23,922	330.0p	16/10/2003	16/10/2010	23,922	1
		148,055	–	–	–	148,055	264.5p	29/06/2004	29/06/2011	148,055	2
		151,316	–	–	–	151,316	285.0p	25/03/2005	25/03/2012	151,316	3(a)
		34,354	–	–	–	34,354	155.0p	16/10/2005	16/10/2012	34,354	3(a)
		265,822	–	–	–	265,822	197.5p	16/10/2006	16/10/2013	206,754	3(a) & 3(b)
Performance	2005 Long Term	39,690	–	–	–	39,690	N/A	01/06/2008	01/06/2015	–	5
Share Plan	Incentive Plan	363,636	–	–	–	363,636	N/A	21/07/2008	21/07/2015	–	6
	2006 Long Term Incentive Plan	–	–	30,000	–	30,000	N/A	26/05/2009	26/05/2016	–	5
SJB Shaw											
Share options	1997 Approved	15,189	–	–	–	15,189	197.5p	16/10/2006	16/10/2013	11,814	3(a) & 3(b)
Share options	1997 Unapproved	106,329	–	–	–	106,329	197.5p	16/10/2006	16/10/2013	82,703	3(a) & 3(b)
		69,533	–	–	–	69,533	240.0p	25/10/2007	25/10/2014	–	4
Employee purchase plan	Save As You Earn	9,552	–	–	–	9,552	173.0p	01/12/2009	31/05/2010	–	N/A
Performance	2005 Long Term	25,643	–	–	–	25,643	N/A	01/06/2008	01/06/2015	–	5
Share Plan	Incentive Plan	272,727	–	–	–	272,727	N/A	21/07/2008	21/07/2015	–	6
	2006 Long Term Incentive Plan	–	–	20,000	–	20,000	N/A	26/05/2007	26/05/2016	–	5
GR Davis											
Share options	1997 Approved	15,189	–	–	–	15,189	197.5p	16/10/2006	16/10/2013	11,814	3(a) & 3(b)
Share options	1997 Unapproved	121,519	–	–	–	121,519	197.5p	16/10/2006	16/10/2013	94,517	3(a) & 3(b)
		78,975	–	–	–	78,975	240.0p	25/10/2007	25/10/2014	–	4
Employee	Save As You Earn	2,190	–	–	–	2,190	173.0p	01/12/2007	01/06/2008	–	N/A
purchase plan	Save As You Earn	2,200	–	–	–	2,200	255.0p	01/12/2008	01/06/2009	–	N/A
Performance	2005 Long Term	29,160	–	–	–	29,160	N/A	01/06/2008	01/06/2015	–	5
Share Plan	Incentive Plan	272,727	–	–	–	272,727	N/A	21/07/2008	21/07/2015	–	6
	2006 Long Term Incentive Plan	–	–	20,000	–	20,000	N/A	26/05/2009	26/05/2016	–	5

Notes:

1. These share options were not subject to performance conditions because they were granted before November 2001 when performance conditions were introduced under the Gyrus Share Option Policy.
2. These share options were granted with performance criteria requiring the Group's earnings per share growth to exceed inflation by an average of 3% per annum over a three-year period, measured from a base point of 3 pence.
3. (a) These share options were granted with performance conditions based on Total Shareholder Return (TSR) over a three-year period beginning on the first day of the Group's financial year in which the grant of options is made. Assessment of achievement of the performance conditions is made by comparison to a list of companies from the TechMark Mediscience Index which are ranked in order of TSR.

   (b) These options are sliding scale options and in order for 100% of these options to be exercisable Gyrus's TSR must be in the upper quartile relative to the comparator companies. At median ranking only 50% of the options will be exercisable and between median and upper quartile the percentage exercisable will be prorated between 50% and 100%. At the first testing of the performance condition for the sliding scale options, conducted as at 14 March 2006, the Group's performance over the first performance period was between median and upper quartile relative to the comparator group, and 65% of these options were deemed vested and exercisable. At the first re-test of the performance conditions, conducted as at 31 December 2006, the Group again ranked between median and upper quartile within the comparator group, and the percentage of options deemed vested and exercisable was raised to 77.78%. The performance condition may be re-tested on one remaining occasion, at 31 December 2007, which may provide for higher levels of vesting if the Group's relative TSR performance improves.
4. Share options granted in October 2004 have performance based on TSR with assessment of the achievement of the performance condition by comparison to the FTSE Small Cap Index. In order for options to be exercisable Gyrus's TSR must exceed the median of the FTSE Small Cap Index.
5. Performance conditions are based on earnings per share growth over a three-year period as described in detail under Performance Conditions for the 2005 and 2006 LTIP awards.
6. Represents the one-off special LTIP award whose performance conditions are based on earnings per share growth over a three-year period as described in detail under Performance Conditions for the 2005 and 2006 LTIP awards.

The market price of ordinary shares at 31 December 2006 was 375.75 pence and the range during 2006 was 307 pence to 421 pence. All option prices are based on the mid market quotation (MMQ) from the Daily Official List as per the scheme rules. In the case of the UK schemes this was based on the MMQ on the day of grant for all grants before October 2003, and on the day preceding the grant for those issued thereafter. All grants made under the US schemes are based on the MMQ on the day preceding grant. All of the options were granted for nil consideration.

No Director exercised share options in 2006.

The Non-Executive Directors do not participate in the share option schemes.

Total Shareholder Return (TSR)
The following graph charts the total cumulative shareholder return of the Group from 31 December 2001 to 31 December 2006, in accordance with paragraph 4 of the Directors' Remuneration Report Regulations 2002, relative to the FTSE Small Cap Index:


Gyrus Group Plc
FTSE Small Cap Index
Value (£)
250
200
150
100
50
0
2001
2002
2003
2004
2005
2006

The graph shows the value, by the end of 2006, of £100 invested in Gyrus compared with £100 invested in the FTSE small cap index on 31 December 2000.

Save As You Earn Scheme (SAYE)
All Executive Directors with UK contracts are eligible to participate in the Save As You Earn Scheme operated by the Company. A maximum of £250 per month may be contributed into the scheme and contracts are entered into for a period of three or five years.

Annual General Meeting
An ordinary resolution seeking the approval of the Remuneration Report will be proposed at the forthcoming Annual General Meeting on 30 April 2007.

Katherine Innes Ker
Chairman of the Remuneration Committee
15 March 2007

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF GYRUS GROUP PLC

We have audited the Group and Parent Company financial statements (the 'financial statements') of Gyrus Group PLC for the year ended 31 December 2006 which comprise the Group Income Statement, the Group and Parent Company Balance Sheets, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The Directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU and for preparing the parent company financial statements and the Directors' Remuneration Report in accordance with applicable law and UK accounting standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities on page 35.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Chairman's Statement, Business Reviews, the Operations and Research and Development Review and Financial Review that is cross referred from the Directors' Report. In addition, we also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control covers all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:
The Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended; the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; the Parent Company financial statements give a true and fair view, in accordance with UK GAAP, of the state of the Parent Company's affairs as at 31 December 2006; the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and the information given in the Directors' Report is consistent with the financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Arlington Business Park, Theale
Reading RG7 4SD
15 March 2007

CONSOLIDATED INCOME STATEMENT YEAR ENDED 31 DECEMBER 2006

	Note	Year ended 31 December 2006 pre-restructuring costs and IAS 12 adjustment £000	Restructuring (Note 3) £000	IAS 12 adjustment to goodwill (note 9) £000	Year ended 31 December 2006 £000	Year ended 31 December 2005 pre-restructuring costs £000	Restructuring (note 3) £000	Impact of fair value adjustments on acquired inventory and option accounting (notes (a) and (b)) £000	Year ended 31 December 2005 £000
Revenue	1	213,342	–	–	213,342	150,376	–	–	150,376
Cost of sales		(84,351)	(2,514)	–	(86,865)	(62,006)	(57)	(4,686)	(66,749)
Gross profit		128,991	(2,514)	–	126,477	88,370	(57)	(4,686)	83,627
Other operating income	4	695	–	–	695	1,501	–	–	1,501
Selling and distribution expenses									
– Selling and distribution		(59,334)	(1,952)	–	(61,286)	(38,955)	(1,206)	–	(40,161)
– Amortisation of acquired intangible assets		(5,506)	–	–	(5,506)	(2,524)	–	–	(2,524)
Research and development expenses									
– Research and development		(15,196)	(308)	–	(15,504)	(13,148)	–	–	(13,148)
– Amortisation of acquired intangible assets		(2,942)	–	–	(2,942)	(1,349)	–	–	(1,349)
General and administrative expenses		(19,982)	(1,034)	(1,773)	(22,789)	(16,422)	(1,106)	–	(17,528)
Operating profit		26,726	(5,808)	(1,773)	19,145	17,473	(2,369)	(4,686)	10,418
Financial income	7	1,322	–	–	1,322	255	–	2,972	3,227
Financial expense	8	(10,342)	–	–	(10,342)	(5,718)	–	(992)	(6,710)
Profit before taxation		17,706	(5,808)	(1,773)	10,125	12,010	(2,369)	(2,706)	6,935
Taxation	9	940	2,128	–	3,068	(3,340)	900	1,781	(659)
Profit for the year		18,646	(3,680)	(1,773)	13,193	8,670	(1,469)	(925)	6,276
Earnings per ordinary share									
Basic	17				9.0p				5.6p
Diluted	17				8.7p				5.4p

All activities were in respect of continuing operations

a) Fair value adjustment on acquired inventory

As required by IFRS 3 'Business Combinations', at the date of acquisition of ACMI finished goods were valued at the selling price less the costs of disposal and a reasonable profit allowance for the selling effort. Work in progress was valued at the selling price of the finished goods less costs to complete, costs of disposal and a reasonable profit allowance for completing and selling the goods. Raw materials were valued at current replacement cost. The fair value adjustment arising as a result of this valuation exercise amounted to an increase in the value of inventories of £4,686,000. This inventory uplift reversed through the income statement over the inventory turn and the charge arising in the year ended 31 December 2005 was £4,686,000.

b) Option accounting

On 16 June 2005 Gyrus announced the proposed acquisition of ACMI for a total consideration of $497 million. On the same date it entered a placing agreement to raise £116 million (net). In order to ensure that £116 million proceeds of the sterling capital raised would buy at least USD$206 million required for settlement, regardless of movements in the USD$:GBP£ exchange rate, Gyrus entered into an option agreement. The cost of the option was £992,000 and the terms of the option allowed for exercise up to the 15 August 2005.

On completion, the sale of the option generated proceeds of £2,972,000 (a net gain of £1,980,000). This was an ineffective hedge under the provisions of IAS 39, and therefore the cost of the option and the sale proceeds thereof were taken to financial expense and financial income respectively in the year ended 31 December 2005.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE YEAR ENDED 31 DECEMBER 2006

	Note	2006 £000	2005 £000
Exchange differences arising on translation of foreign operations		**(32,864)**	19,027
Deferred tax recognised on income and expenses recognised directly in equity	9	**451**	443
Cash flow hedges			
Changes in accounting policy relating to first-time adoption of IAS 39		**–**	(115)
Effective portion of changes in fair value of cash flow hedges net of recycling	22	**75**	809
Actuarial gain/(loss) on defined benefit pension plan	19	**227**	(35)
		(32,111)	20,129
Profit for the year	16	**13,193**	6,276
Total recognised income and expense for the year		**(18,918)**	26,405

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2006

	Note	2006 £000	2005 £000
Assets			
Property, plant and equipment	10	**20,784**	20,057
Goodwill	11	**253,538**	288,251
Other intangible assets	11	**89,831**	110,288
Total non-current assets		**364,153**	418,596
Inventories	13	**32,353**	33,140
Trade receivables	14	**33,713**	35,509
Other current assets	14	**7,076**	8,849
Cash and cash equivalents	15	**23,327**	20,194
Total current assets		**96,469**	97,692
Total assets		**460,622**	516,288
Equity			
Share capital	16	**(2,792)**	(2,785)
Share premium	16	**(305,282)**	(303,699)
Merger reserve	16	**(3,860)**	(3,860)
Other reserves	16	**22,102**	(10,687)
Retained earnings	16	**2,999**	19,526
Total equity		**(286,833)**	(301,505)
Liabilities			
Bank loan	18	**(99,633)**	(136,731)
Obligations under finance leases and hire purchase contracts	18	**(44)**	(146)
Deferred tax liabilities	12	**(13,778)**	(22,801)
Provisions	20	**(1,400)**	(1,624)
Total non-current liabilities		**(114,855)**	(161,302)
Bank overdrafts and loans due within one year	18	**(20,437)**	(13,123)
Trade and other payables	21	**(34,846)**	(37,700)
Current tax payable		**(540)**	(929)
Obligations under finance leases and hire purchase contracts	18	**(99)**	(134)
Provisions	20	**(3,012)**	(1,595)
Total current liabilities		**(58,934)**	(53,481)
Total liabilities		**(173,789)**	(214,783)
Total equity and liabilities		**(460,622)**	(516,288)

These financial statements were approved by the Board of Directors on 15 March 2007 and were signed on its behalf by:

S Shaw
Chief Financial Officer

B Steer
Executive Chairman

CONSOLIDATED CASH FLOW STATEMENT YEAR ENDED 31 DECEMBER 2006

	Note	2006 £000	2005 £000
Cash flows from operating activities			
Profit for the year		**13,193**	6,276
Adjustments for:			
Depreciation of property, plant and equipment	10	**4,784**	4,316
Amortisation of intangible assets	11	**8,803**	4,327
IAS 12 adjustment to goodwill	9	**1,773**	–
Loss on disposal of property, plant and equipment		**81**	85
Financial income and expense		**9,020**	5,463
Exchange loss included in financial income and expense		**(423)**	(1,062)
Fair value adjustment on acquired inventory and option accounting		**–**	2,705
Equity settled share based payment expense		**2,656**	1,570
Taxation		**(3,068)**	659
Operating cash flows before movement in working capital		**36,819**	24,339
Increase in inventories		**(4,238)**	(1,263)
Increase in trade and other receivables		**(263)**	(10,268)
Increase in trade and other payables		**3,176**	948
Cash generated from operations		**35,494**	13,756
Interest paid		**(9,595)**	(3,227)
Tax paid		**(2,850)**	(573)
Net cash from operating activities		**23,049**	9,956
Cash flows from investing activities			
Interest received		**742**	192
Proceeds on disposal of property, plant and equipment		**306**	–
Acquisition of property, plant and equipment	10	**(7,685)**	(4,238)
Acquisition of patents, trademarks and other intangibles	11	**(140)**	(56)
Expenditure on product development	11	**(1,104)**	(253)
Acquisition of subsidiaries (net of cash acquired)		**–**	(289,775)
Net cash from investment activities		**(7,881)**	(294,130)
Cash flows from financing activities			
Proceeds from issue of share capital	16	**1,590**	155,660
(Repayment)/proceeds from (decrease)/increase in borrowings		**(12,403)**	141,259
Repayment of obligations under finance leases		**(110)**	(133)
Net cash from financing activities		**(10,923)**	296,786
Net increase in cash and cash equivalents		**4,245**	12,612
Cash and cash equivalents at beginning of year		**20,194**	7,263
Effect of foreign exchange rate fluctuations on cash held		**(1,112)**	319
Cash and cash equivalents at end of year		**23,327**	20,194
Bank balances and cash		**23,327**	20,194

Significant accounting policies

Gyrus Group PLC is a company incorporated in England and Wales. The address of the Company's registered office is Fortran Road, St Mellons, Cardiff, CF3 0LT. The consolidated financial statements of the Company for the year ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the Group).

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (adopted IFRSs).

The financial statements were approved by the Board of Directors on 15 March 2007.

(b) Basis of preparation

The financial statements are presented in sterling, rounded to the nearest thousand. They are prepared on the historical cost basis except for derivative financial instruments that are stated at their fair value.

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods in these consolidated financial statements.

As permitted under IFRS 3 and as disclosed in notes 2 and 9 an adjustment has been made to the opening goodwill balance arising on the acquisition of ACMI.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

On acquisition, the identifiable assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

(ii) Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

(d) Foreign currency

(i) Foreign currency transactions

Transactions denominated in foreign currencies are translated to the respective functional currencies of Group entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Non monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date the fair value was determined. Foreign currency differences arising on translation are recognised in the income statement.

(ii) Exchange differences arising on consolidation

On consolidation, the results of overseas operations are translated at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and on the difference between the results of overseas operations translated at average monthly exchange rates and year-end rates are dealt with through the Group's translation reserve.

(e) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange risks and interest rate risks arising from operational and financing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes.

Derivatives are recorded at fair value and any gains or losses on remeasurement of fair values is taken to the income statement. However, where derivatives qualify for hedge accounting, recognition of any resulting gain or loss depends on the nature of the item being hedged.

The fair value of forward exchange contracts is their quoted market price at the balance sheet date.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

(f) Cash flow hedging
When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instruments is recognised directly in the hedging reserve. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains or losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement (i.e. when interest income or expense is recognised).

The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the Group revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

(g) Property, plant and equipment
(i) Owned assets
Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

(ii) Leased assets
Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The lease is recorded in the balance sheet as a tangible fixed asset and is depreciated over its estimated useful life or the term of the lease, whichever is the shorter. Future instalments under such leases, net of finance charges, are included in creditors.

(iii) Depreciation
Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives. Land is not depreciated. The estimated useful lives are as follows:

Fixtures, fittings and office equipment	3-10 years
Buildings	20 years
Leasehold improvements	term of lease
Plant and machinery	3-10 years
Placed equipment	3 years

Placed equipment relates to equipment placed in clinical settings to generate a stream of disposables revenue. Utilisation of such equipment is measured and provision made where appropriate for impairment.

(h) Intangible assets
(i) Goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary at the date of acquisition. Goodwill is recognised as an asset and is tested for impairment annually, or on such other occasions that events or changes in circumstances indicate that it might be impaired.

As part of its transition to IFRS, the Group elected to restate only those business combinations that occurred on or after 1 January 2004. In respect of acquisitions prior to 1 January 2004, goodwill represents the amount under the Group's previous accounting framework.

On disposal of a subsidiary, the attributable amount of unamortised goodwill which has not been subject to impairment is included in the determination of the profit or loss on disposal.

(ii) Research and development
Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Development expenditure arising from the Group's development activities is capitalised and amortised over the life of the product only if the Group can demonstrate the following:
- The technical feasibility of completing the intangible asset so it will be available for use or sale;
- The intention to complete the intangible asset and use or sell it;
- The ability to use or sell the intangible asset;
- That it is probable that the asset created will generate future economic benefits;
- There is the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- The development cost of the asset can be measured reliably.

Where no intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred. Capitalised development costs are amortised over the life of the product, which is usually no more than 10 years.

(iii) Licensing agreements
Licensing agreements are included at cost and depreciated over their useful economic life. Provision is made for any impairment.

(iv) Intellectual property rights
Patents and trademarks are measured initially at purchase cost and amortised on a straight-line basis over their estimated useful lives.

(v) Subsequent expenditure
Subsequent expenditure on a capitalised intangible asset is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(vi) Intangibles arising on acquisition of subsidiary undertakings
On acquisition, intangible assets are identified and valued in accordance with IFRS 3.

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of the relevant intangibles unless such life is indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date, or whenever there is evidence of impairment. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Capitalised development costs	– 5-10 years
Acquired research and development	– As identified at acquisition date
Licensing agreements	– Life of the agreement or underlying patent
Intellectual property rights	– Life of the underlying right (e.g. patent)
Customer relationships	– As identified at acquisition date
Trademarks	– As identified at acquisition date

The estimated lives of acquired intangibles are as follows:

In process research and development	– 11-12 years
Developed product technology	– 6-11 years
Customer relationships	– 5-12 years
Trademarks	– 19 years

(i) Trade and other receivables
Trade and other receivables are stated at their fair value less impairment losses.

(j) Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined on a first in first out basis and includes transport and handling costs. In the case of manufactured products, cost includes all direct expenditure and production overheads based on the normal level of activity. Net realisable value is the price at which the stocks can be sold in the normal course of business after allowing for the costs of realisation and, where appropriate, the cost of conversion from their existing state to a finished condition. Provision is made where necessary for obsolete, slow-moving and defective inventory in determining net realisable value.

Finished goods acquired as a result of business combinations are valued at the selling price less the costs of disposal and a reasonable profit allowance for the selling effort. Work in progress acquired as a result of business combinations is valued at the selling price of the finished goods less costs to complete, costs of disposal and a reasonable profit allowance for completing and selling the goods. Raw materials acquired as a result of business combinations are valued at current replacement cost. The fair value adjustment arising as a result of the valuation exercise is reduced over the period of the inventory turn of the acquired company. The resulting charge is taken to the income statement.

(k) Cash and cash equivalents
Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purposes only of the statement of cash flows.

(l) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets with finite lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill arising on acquisition is allocated to cash-generating units. The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually, or on such other occasions that events or changes in circumstances indicate that it might be impaired.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is land or buildings at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase. However, impairment losses relating to goodwill may not be reversed.

(m) Interest-bearing borrowings

Interest-bearing bank loans and overdrafts are recognised initially at fair value less attributable costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of borrowings on an effective interest basis.

(n) Employee Benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii) Defined benefit plans

The Group has obligations to two defined benefit plans which were assumed on 21 July 2005 as part of the acquisition of American Cystoscope Makers Inc. The details of these plans are disclosed in note 19 to the accounts.

The Group's net obligation in respect of defined benefit pensions plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is an actuarially defined rate, based upon long-term interest rates, used to determine the present value of gross future obligations of the scheme. The calculation is performed by a qualified actuary using the projected unit credit method.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the present value of any future refunds from the plan or reductions in future contributions to the plan.

Actuarial gains and losses arising subsequent to the acquisition of American Cystoscope Makers Inc are recognised directly in equity in the period that they occur through the statement of recognised income and expense.

(iii) Share based payment transactions

In accordance with the transition provisions, IFRS 2 has been applied to all grants of shares or share options made after 7 November 2002 that were unvested as of 1 January 2005.

The Group issues equity settled share based payments to certain employees. Equity settled share based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity settled share based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a stochastic option pricing model. This model takes into account the following variables: exercise price, share price at grant, expected term, expected volatility of share price, risk-free interest rate and expected dividend yield.

The Group also gives employees the opportunity to purchase shares in the Group by participating in a share purchase plan. The option price for the UK Save As You Earn scheme is the market price on the day preceding the invitation date discounted by a maximum of 80%. The share options under this plan are also treated as equity settled share based payments and the fair value calculated using a stochastic model.

In May 2005, the Group issued the first grant under the Gyrus 2005 Long Term Incentive Plan. This is a discretionary plan which provides for the grant of conditional awards or nil cost options over 1p ordinary shares in the Company. Awards normally vest following the third anniversary of grant once certain performance conditions have been satisfied and provided that the participant remains employed by the Group. The performance conditions are based on earnings per share growth. The fair value of grants under this scheme are determined as being the mid market quote on the day preceding grant which is charged to the income statement evenly over the three-year vesting period based on the Group's estimate of shares that will eventually vest. Further awards have been made under this scheme during 2006 and the details of these grants are provided within note 16.

(o) Provisions
Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to meet that obligation.

(i) Restructuring
Provisions for restructuring costs are recognised when the Group has a formal plan for the restructuring and it has been notified to affected parties by the balance sheet date. Future operating costs are not provided for.

(p) Trade and other payables
Trade payables are stated at their fair value.

(q) Revenue
Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, discounts and rebates. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer and payment is probable.

Royalty revenue relating to licensed technology is recognised when the significant risks and rewards of ownership of the product have been transferred to the buyer or when advised by the other party to the royalty contract that the royalty is earned.

Revenue excludes VAT and similar taxes.

(r) Other income
Other income represents revenues derived from collaborative development agreements and is recognised in accordance with the applicable contract terms.

(s) Cost of Sales
Cost of sales represents the material, labour and production overheads incurred in manufacturing the products sold or the purchase cost and directly attributable handling costs of products bought for re-sale.

(t) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the life of the lease.

(ii) Finance lease payments

Minimum lease payments are apportioned on an effective interest basis, between the finance element, which is charged to the income statement account, and the capital element, which reduces the outstanding obligations for future instalments.

(iii) Financial expenses

Financial expenses comprise interest payable on borrowings, foreign exchange losses and losses on hedging instruments that are recognised in the income statement.

(iv) Financial income

Financial income comprises interest income recognised in the income statement as it accrues, interest receivable on funds invested and gains on hedging instruments that are recognised in the income statement.

(u) Income Tax

The charge for current tax is based on the results for the period as adjusted for items which are non-assessable or disallowed and any adjustment to tax payable in respect of previous years. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the taxable profit nor the accounting profit.

Where the Group is able to control the distribution of reserves from subsidiaries, and there is no intention to distribute the reserves, deferred tax is not recognised for these temporary differences.

Deferred tax is calculated at the rates that are enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority, and the Group intends to settle its current tax assets and liabilities on a net basis.

Information as to the calculation of the income tax expense is included in note 9.

(v) Key sources of estimation uncertainty

In applying the above accounting policies, management has made appropriate estimates in key areas, and the actual outcome may differ from those calculated. The key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing material adjustment to the carrying amount of assets and liabilities in the next financial year are:

Forecasts and discount rates

The carrying value of a number of items on the balance sheet are dependent on the estimates of future cash flows arising from the Group's operations:

The impairment tests for goodwill are dependent on forecasts of the cash flows of the cash-generating units that give rise to the goodwill and the discount rate applied. No impairment resulted from the annual impairment testing conducted in 2006.

The realisation of deferred tax assets recognised is dependent on the generation of sufficient future taxable profits. The Group recognises deferred tax assets where it is likely that the benefit will be realised and recognises no more than five years of tax losses (see note 12).

Provisions
The Group measures provisions at the directors' best estimates of the expenditure required to settle the obligation at the balance sheet date. These estimates are made taking account of information available and different possible outcomes.

(w) New standards and interpretations not yet adopted
IFRS 7 'Financial Instruments: Disclosures' and the Amendment to IAS 1 'Presentation of Financial Statements: Capital Disclosures' requires extensive disclosures about the significance of financial instruments for an entity's financial position and performance, and qualitative and quantitative disclosures on the nature and extent of risks. IFRS 7 and amended IAS 1, which becomes mandatory for the Group's 2007 financial statements, will require additional disclosures in respect to the Group's financial instruments and share capital.

IFRS 8 'Operating Segments' sets out requirements for the disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates, and its major customers. IFRS 8 becomes mandatory for the Group's 2009 financial statements. It is anticipated that the business segments currently disclosed under IAS 14 will become the operating segments required to be disclosed under IFRS 8. It is anticipated that additional disclosures will be required in respect of operating segment interest income and expense, reconciliation of operating segment information and the basis on which profit and loss, segment assets and segment liabilities are measured for each reportable segment.

IFRIC 7 'Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies' addresses the application of IAS 29 when an economy first becomes hyperinflationary and in particular the accounting for deferred taxation. IFRIC 7, which becomes mandatory for the Group's 2007 financial statements, is not expected to have any impact on the consolidated financial statements.

IFRIC 8 'Scope of IFRS 2 Share based Payments' addresses the accounting for share based payment transactions in which some or all of goods or services received cannot be specifically identified. IFRIC 8 will become mandatory for the Group's 2007 financial statements. IFRIC 8 is not expected to have any impact on the consolidated financial statements.

IFRIC 9 'Reassessment of Embedded Derivatives' requires that a reassessment of whether an embedded derivative should be separated from the underlying host contract should be made only when there are changes in the terms of the contract that significantly modify the cashflows. IFRIC 9, which becomes mandatory for the Group's 2007 financial statements, is not expected to have any impact on the consolidated financial statements.

IFRIC 10 'Interim Financial Reporting and Impairment' prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost. IFRIC 10 will become mandatory for the Group's 2007 financial statements, and will apply to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date that the Group first applied the measurement criteria of IAS 36 and IAS 39 respectively (i.e. 1 January 2004). IFRIC 10 is not expected to have any impact on the consolidated financial statements.

IFRIC 11 'IFRS 2 – Group and Treasury Share Transactions' addresses two issues (1) whether equity instruments granted to an employee should be treated as equity settled or cash settled and (2) treatment of share based arrangements that include two or more entities within the same group. IFRIC 11, which becomes mandatory for the Group's 2007 financial statements, is not expected to have any impact on the consolidated financial statements.

IFRIC 12 'Service Concession Arrangements' provides guidance on the accounting by operators for public-to-private service concession arrangements. IFRIC 12, which becomes mandatory for the Group's 2008 financial statements, is not expected to have any impact on the consolidated financial statements.

1. Segment reporting

Segment information is presented in respect of the Group's business Divisions, which are the primary basis of segment reporting. The business segment reporting format reflects the Group's management and internal reporting structures for 2006.

Inter-segment pricing is determined on an arm's length basis.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments

The Group is comprised of the following main business segments:

ENT	Design, development, manufacture, marketing and sales of otology, sinus and rhinology and head and neck products.
Surgical	Design, development, manufacture, marketing and sales of laparoscopic surgery products.
Urology & Gynaecology	Design, development, marketing and sales of urology and gynaecology and visualisation products.
Partnered Technologies	Out-licensing of Group's proprietary technology in conjunction with a manufacturing contract for markets outside the Group's core sales and marketing competence.

The 2005 segmental comparative for the Urology & Gynaecology Division represents the activities of ACMI between the date of acquisition (21 July 2005) and the year ended 31 December 2005. As part of the Group restructuring, a number of products were transferred between the Surgical, Urology & Gynaecology and Partnered Technology Divisions. The effect of these changes is identified in a reconciliation of the 2005 revenue comparative in the result by segment:

For the year ended 31 December 2006	ENT £000	Surgical £000	Partnered Technologies £000	Urology & Gynaecology £000	Total £000
Revenue					
External Sales	38,532	52,465	26,238	96,107	213,342
Inter-segment sales	–	985	3,669	–	4,654
	38,532	53,450	29,907	96,107	217,996
Segment result before amortisation, restructuring charges and IAS 12 goodwill adjustment	4,138	11,227	5,697	14,777	35,839
Amortisation of acquired intangibles	–	(919)	(56)	(7,473)	(8,448)
IAS 12 goodwill adjustment	(1,542)	(231)	–	–	(1,773)
Restructuring charges	(335)	(1,989)	(47)	(3,437)	(5,808)
Segment result after amortisation, restructuring charges and IAS 12 goodwill adjustment	2,261	8,088	5,594	3,867	19,810
Unallocated corporate expenses					(665)
Profit from operations					19,145
Net finance costs					(9,020)
Profit before tax					10,125
Taxation					3,068
Profit for the year					13,193

At 31 December 2006	ENT £000	Surgical £000	Partnered Technologies £000	Urology & Gynaecology £000	Unallocated £000	Total £000
Capital additions	990	3,488	1,339	3,095	17	8,929
Depreciation	1,497	1,390	640	1,200	57	4,784
Amortisation	110	927	124	7,642	–	8,803
Assets	96,032	55,389	26,824	279,179	3,198	460,622
Liabilities	(56,917)	(3,182)	(4,890)	(116,248)	7,448	(173,789)

For the year ended 31 December 2005	ENT £000	Surgical £000	Partnered Technologies £000	Urology & Gynaecology £000	Total £000
Revenue					
2005 revenue comparative on basis of 2006 segments	40,119	37,561	23,022	49,674	150,376
Effect of restructuring on segment revenue	–	(387)	(370)	757	–
External Sales as previously reported	40,119	37,174	22,652	50,431	150,376
Inter-segment sales	1,715	1,750	1,501	622	5,588
	41,834	38,924	24,153	51,053	155,964
Segment result before amortisation, restructuring charges and material non-recurring item	1,946	7,967	4,172	7,736	21,821
Amortisation of acquired intangibles	–	–	–	(3,873)	(3,873)
Restructuring charges	(846)	(876)	(34)	(613)	(2,369)
Material non-recurring item	–	–	–	(4,686)	(4,686)
Segment result after amortisation, restructuring charges and material non-recurring item	1,100	7,091	4,138	(1,436)	10,893
Unallocated corporate expenses					(475)
Profit from operations					10,418
Net finance costs excluding material non-recurring item					(5,463)
Material non-recurring item					1,980
Profit before tax					6,935
Taxation					(659)
Profit for the year					6,276

There was no material impact on segment result for the year ended 31 December 2005 of the effect of restructuring on segment revenue.

At 31 December 2005	ENT £000	Surgical £000	Partnered Technologies £000	Urology & Gynaecology £000	Unallocated £000	Total £000
Capital additions	1,197	1,457	858	921	114	4,547
Depreciation	2,221	939	546	555	55	4,316
Amortisation	128	63	32	4,104	–	4,327
Assets	130,402	45,901	25,835	319,919	(5,769)	516,288
Liabilities	(59,907)	(3,910)	(3,497)	(145,651)	(1,818)	(214,783)

The average number of employees for the year for each of the Group's principal divisions was as follows:

	Year ended 31 December 2006 Number	Year ended 31 December 2005 Number
ENT	**183**	235
Surgical	**302**	273
Partnered Technologies	**162**	139
Urology & Gynaecology	**747**	819
Head office and administration	**40**	32
	1,434	1,498

Geographical Segments

Turnover by destination	Year ended 31 December 2006 £000	Year ended 31 December 2005 £000
North America	**168,139**	111,361
United Kingdom and rest of Europe	**32,664**	28,196
Rest of world	**12,539**	10,819
	213,342	150,376

Assets	2006 £000	2005 £000
North America	**404,184**	467,769
United Kingdom and rest of Europe	**55,280**	47,234
Rest of world	**1,158**	1,285
	460,622	516,288

1. Segment reporting (continued)

Capital additions	2006 £000	2005 £000
North America	**7,459**	3,155
United Kingdom and rest of Europe	**1,434**	1,298
Rest of world	**36**	94
	8,929	4,547

2. Acquisitions of subsidiaries in comparative period
(i) Acquisition of Urology Solutions Pty Limited

On 16 March 2005, the Group acquired 100% of the equity of Urology Solutions Pty Limited (renamed Gyrus Australasia Pty Limited), the exclusive distributor of Gyrus's surgical products in Australia and New Zealand for total consideration of £1,170,000 satisfied by cash and deferred consideration. In the nine months to 31 December 2005 the subsidiary reduced Group operating profit for the year ended 31 December 2005 by £421,000. If the acquisition had occurred on 1 January 2005, the subsidiary would have reduced Group operating profit for the year ended 31 December 2005 by £460,000.

Effect of acquisition
The acquisition had the following effect on the Group's assets and liabilities.

Acquiree's net assets at the acquisition date	Acquiree's book values £000	Fair value adjustments £000	Acquisition amounts £000
Property, plant and equipment	34	–	34
Intangible assets	–	387	387
Inventories	318	19	337
Trade and other receivables	125	–	125
Cash and cash equivalents	32	–	32
Trade and other payables	(351)	(139)	(490)
Net identifiable assets and liabilities	158	267	425
Goodwill on acquisition			745
Total consideration			1,170

Satisfied by:	
Cash	797
Deferred consideration	373
Total consideration	1,170
Cash consideration	797
Less: cash acquired on acquisition	(32)
Net cash out flow arising on acquisition	765

This acquisition provided Gyrus with the opportunity to sell its range of ENT products through this distribution channel. Goodwill of £745,000 arose on this transaction as a result of the potential for generating additional sales.

On 12 May 2005, Gyrus Australasia Pty Ltd took over the distribution of ENT products in Australia from Global Scientific Pty Ltd and purchased business records and inventory for cash consideration of £511,000.

	Acquiree's book values £000	Fair value adjustments £000	Acquisition amounts £000
Intangible assets	–	161	161
Inventories	346	(103)	243
Net identifiable assets and liabilities	346	58	404
Goodwill on acquisition			107
Total consideration satisfied by cash			511

The acquisition of business records and inventory from Global Scientific Pty Ltd provided Gyrus with a further opportunity to sell its range of ENT products through established distribution channels. Goodwill of £107,000 arose on this transaction as a result of the potential for generating additional sales.

(ii) Acquisition of American Cystoscope Makers Inc

On 21 July 2005, Gyrus Group PLC acquired 100% of the share capital of American Cystoscope Makers Inc ('ACMI'). ACMI designs, manufactures, markets and services surgical visualisation and treatment systems used by surgeons and physicians primarily for diagnosis and minimally invasive surgery in the field of urology and gynaecology. ACMI was acquired for a consideration of US$332 million plus the assumption of debt and other obligations subsequently repaid by the Company of US$168 million less the assumption of cash balances on the date of acquisition. The consideration was satisfied by the issue of 61,560,025 placing shares at 250p per placing share and new banking facilities. The entire proceeds of the allotment of the placing shares (which were issued in consideration for the outstanding common stock of ACMI) were paid to the Sellers.

	Acquiree's book values £000	Fair value adjustments £000	Acquisition amounts £000
Property, plant and equipment	10,440	(1,991)	8,449
Intangible assets	612	108,812	109,424
Inventories	15,938	4,686	20,624
Trade and other receivables	16,442	–	16,442
Deferred tax asset/(liability)	216	(27,009)	(26,793)
Cash and cash equivalents	2,642	–	2,642
Trade and other payables	(30,243)	–	(30,243)
Provisions	(2,245)	–	(2,245)
Bank loan	(83,365)	–	(83,365)
Net identifiable assets and liabilities	(69,563)	84,498	14,935
Goodwill on acquisition			180,351
Total consideration including costs			195,286
Purchase price of $332,460,951			186,368
Acquisition costs taken to cost of investment			6,938
Funds from exercise of option			1,980
Total consideration			195,286

Satisfied by	$000	£000
Share placing		153,901
Cash		32,467
Purchase price	332,461	186,368
Cash acquired	(4,712)	(2,642)
ACMI debt paid on acquisition	167,763	94,052
Acquisition costs*	–	10,721
Net cash outflow as a result of the acquisition	495,512	288,499

*Includes £6,938,000 of acquisition costs taken to cost of investment and £3,783,000 of acquisition costs relating to the share placing that were taken to the share premium account.

Adjustment to opening goodwill balance

	£000
Goodwill on acquisition as disclosed at 31 December 2005	180,351
Adjustment to opening goodwill as permitted under IFRS 3 (note 11)	224
Revised goodwill on acquisition as at the year ended 31 December 2005	180,575

Fair value adjustments

A valuation was commissioned to identify and value intangible assets. As a result of the valuation, £108,812,000 of intangible assets were recognised which can be analysed as follows:

	£000
Developed product technology – Urology	12,557
Developed product technology – Gynaecology	4,148
In process R&D – Urology	9,362
In process R&D – Gynaecology	2,915
Trademark/tradename portfolio – Urology	28,141
Trademark/tradename portfolio – Gynaecology	5,662
Customer relationships	46,471
Less: amounts included in opening balance sheet in connection with the above	(444)
Total	108,812

A valuation study was commissioned on the land and buildings owned by ACMI. As a result of the valuation the value attributed to property, plant and equipment was reduced by £1,991,000.

2. Acquisitions of subsidiaries in comparative period (continued)
As required by IFRS 3, the fair value adjustment to inventory for finished goods represents the selling price of the goods less costs to dispose and a reasonable profit allowance for the selling effort. Work in progress was similarly valued and includes an allowance for the costs to complete. The resulting fair value adjustment of £4,686,000 has been recognised.

The acquisition of ACMI has provided Gyrus with the opportunity to combine ACMI's urology, gynaecology and endoscopic expertise with Gyrus's tissue management technology in these fields. This enables the enlarged Group to meet two key requirements of surgeons – the ability to visualise the operative site and the ability effectively to manipulate tissue with minimum collateral damage. Goodwill of £180 million arose as a result of the synergistic and integration benefits of combining the two organisations.

Between the date of acquisition and 31 December 2005, ACMI contributed the following to the operating profit of the Group.

	£000
Revenue	50,431
Cost of sales	(23,805)
Gross profit	26,626
Selling and distribution expenses	
– Selling and distribution	(12,507)
– Amortisation of intangible assets	(2,524)
Research and development expenses	
– Research and development	(2,473)
– Amortisation of intangible assets	(1,349)
General and administrative expenses	(3,057)
Operating profit	4,716

Had the acquisition taken place on 1 January 2005, ACMI would have contributed the following to the operating profit of the Group at 31 December 2005:

	£000
Revenue	111,920
Cost of sales	(49,570)
Gross profit	62,350
Selling and distribution expenses	
– Selling and distribution	(27,805)
– Amortisation of intangible assets*	(5,706)
Research and development expenses	
– Research and development	(6,277)
– Amortisation of intangible assets*	(3,050)
General and administrative expenses	(8,511)
Operating profit	11,001

*Amortisation of intangible assets as if acquisition had occurred on 1 January 2005.

3. Restructuring

As a result of the acquisition of ACMI in 2005, a number of restructuring costs have been incurred across the Group. The total charge for the year ended 31 December 2006 amounted to £5,808,000 (2005: £2,369,000). An analysis of these costs is shown below.

	2006 £000	2005 £000
Severance costs	**2,071**	1,320
Short-term sales commission alignment	**–**	352
Demonstration equipment write-off	**80**	148
Alignment of global enterprise resource planning systems	**58**	456
International distributor settlements	**241**	–
Manufacturing inefficiencies and other duplicated costs arising from the relocation of production	**1,365**	–
Set up costs associated with the customer service and distribution centre and Mexico production facility	**815**	–
Core integration team expenses	**881**	–
Gyrus ACMI rebranding	**143**	–
Other costs	**154**	93
	5,808	2,369

4. Other operating income

	2006 £000	2005 £000
Income from research and development costs recharged to third party	**337**	1,501
Other	**358**	–
	695	1,501

5. Operating profit

	2006 £000	2005 £000
Operating profit is stated after charging:		
Depreciation on tangible fixed assets		
– Owned	**4,712**	4,248
– Leased	**72**	68
Amortisation on intangible assets	**8,803**	4,327
Auditors' remuneration:		
– Audit of these financial statements	**483**	409
– Audit of financial statements of subsidiaries pursuant to legislation	**5**	5
– Non-audit fees payable to Company's auditor and its associates	**190**	232
	14,265	9,289

Non-audit fees paid to the auditors and its associates in 2006 comprise £141,000 related to tax compliance and tax planning work including the completion of the UK tax returns and US state and federal tax returns, £24,000 in respect of the finalisation of taxation relating to the acquisition of ACMI in 2005, £8,000 in relation to Inland Revenue queries, £6,000 in relation to transfer pricing studies, £5,000 in connection with the restructure of intercompany debt and £6,000 on other sundry tax queries.

Non-audit fees paid to the auditors and their associates in 2005 comprise £166,000 related to tax compliance and tax planning work including the completion of the UK tax returns and US state and federal tax returns, £41,000 in relation to transfer pricing studies and £25,000 in relation to the acquisition opening balance sheet. In addition, included within the acquisition costs in 2005, as permitted by IFRS 3, are fees of £950,000 which were paid to the Company auditor for due diligence work and transaction support in respect of the acquisition of ACMI in July 2005.

6. Personnel expenses

	Note	2006 £000	2005 £000
Wages and salaries		**39,008**	34,447
Social security costs		**4,004**	3,040
Contributions to defined contribution plans		**1,330**	748
Share based payments	16	**2,656**	1,570
Amounts recognised in respect of defined benefit pension plan	19	**72**	35
		47,070	39,840

The average number of employees during the year ended 31 December 2006 was 1,434 (2005: 1,498).

The emoluments, share options and pension entitlements of directors are contained in the Directors' Remuneration Report on pages 36 to 41.

7. Financial income

	Note	2006 £000	2005 £000
Bank interest receivable		**1,164**	193
Expected return on defined benefit scheme plan assets	19	**158**	62
Material non-recurring item – gain on option		**–**	2,972
		1,322	3,227

8. Financial expense

	Note	2006 £000	2005 £000
Interest on bank overdrafts and loans		**9,763**	4,578
Interest on obligations under finance leases		**13**	19
Interest on defined benefit pension plan obligation	19	**143**	59
Net loss on foreign exchange		**423**	1,062
Material non-recurring item – option premium		**–**	992
		10,342	6,710

9. Income tax expense

Current tax expense	Note	2006 £000	2005 £000
UK corporation tax charge on profits for the year		(1,790)	(379)
Adjustments in respect of previous periods		24	(54)
		(1,766)	(433)
Foreign tax on profits for the year		(936)	(487)
Adjustments in respect of previous periods		181	–
Total current tax charge		(2,521)	(920)
Deferred tax credit			
Origination and reversal of temporary differences		2,819	6,175
Benefit of tax losses recognised		(1,616)	(5,914)
Net effect of IAS 12 adjustment (*)		–	–
Adjustments in respect of previous periods (**)		4,386	–
	12	5,589	261
Total income tax credit/(expense) in income statement		3,068	(659)

*In calculating the 2005 tax charge, certain legal and professional fees relating to the acquisition of ACMI were treated as non-deductible items. However, following a detailed review of these expenses, £4.1 million has been treated as allowable resulting in a prior year adjustment of £1.5 million. Other significant adjustments were in respect of depreciation, accrued interest and changes in estimates.

**As a result of previous acquisitions during 2000 and 2001 certain deferred tax assets were not recognised as it was considered unlikely that they would be utilised in future periods. The performance of these acquisitions are now better than originally anticipated thus, under IAS 12 ('Income Taxes'), the Group has adjusted goodwill equal to the tax benefit of the subsequently recognised losses. Accordingly a deferred tax asset of £2,054,000 was recognised and utilised together with a corresponding adjustment to goodwill net of a credit of £281,000 in respect of over amortisation in the period before the transition to IFRSs.

Reconciliation of effective tax rate

The total tax charge for the year is lower (2005: lower) than the standard rate of corporation tax in the UK. The differences are explained below.

	2006 £000	2005 £000
Profit before taxation	10,125	6,935
Profit before taxation multiplied by standard rate of corporation tax in the UK 30% (2005: 30%)	3,038	2,081
Effect of tax rates in foreign jurisdictions (rates higher than UK taxation)	34	456
Expenses not deductible for tax purposes	569	216
Other short-term temporary differences	–	(1,909)
R&D tax credit	(563)	–
Effect of tax losses utilised	(1,760)	(239)
Prior year adjustments and changes to prior estimates (*)	(4,386)	54
Total tax (credit)/charge for the year	(3,068)	659

Deferred tax recognised directly in equity

	2006 £000	2005 £000
Relating to foreign exchange gain on translation	(2,983)	(220)
Relating to share options schemes	(451)	(443)
	(3,434)	(663)

10. Property, plant and equipment

	Note	Freehold land and buildings £000	Leasehold improvements £000	Plant and machinery £000	Fixtures and fittings £000	Placed equipment £000	Total £000
Cost							
At 1 January 2006		**5,543**	**2,853**	**14,745**	**4,693**	**8,895**	**36,729**
Additions		**292**	**1,852**	**3,014**	**622**	**1,905**	**7,685**
Disposals		**–**	**–**	**(484)**	**(141)**	**(603)**	**(1,228)**
Transfers to stock		**–**	**–**	**–**	**–**	**211**	**211**
Exchange movement		**(780)**	**(144)**	**(1,834)**	**(380)**	**(1,026)**	**(4,164)**
At 31 December 2006		**5,055**	**4,561**	**15,441**	**4,794**	**9,382**	**39,233**
Depreciation							
At 1 January 2006		**620**	**1,214**	**6,275**	**2,582**	**5,981**	**16,672**
Charge for the year		**267**	**363**	**1,661**	**848**	**1,645**	**4,784**
Disposals		**–**	**–**	**(55)**	**(241)**	**(545)**	**(841)**
Transfers to stock		**–**	**–**	**–**	**–**	**(108)**	**(108)**
Exchange movement		**(201)**	**(56)**	**(875)**	**(192)**	**(734)**	**(2,058)**
At 31 December 2006		**686**	**1,521**	**7,006**	**2,997**	**6,239**	**18,449**
Net book value							
At 31 December 2006		**4,369**	**3,040**	**8,435**	**1,797**	**3,143**	**20,784**
Cost							
At 1 January 2005		2,348	2,400	7,158	2,892	6,705	21,503
Acquisitions through business combinations	2	4,517	212	4,789	956	–	10,474
Adjustments arising from business combinations	2	(1,991)	–	–	–	–	(1,991)
Additions		190	132	1,761	633	1,522	4,238
Disposals		–	–	(116)	(35)	(199)	(350)
Transfers to stock		–	–	(33)	(4)	13	(24)
Exchange movement		479	109	1,186	251	854	2,879
At 31 December 2005		5,543	2,853	14,745	4,693	8,895	36,729
Depreciation							
At 1 January 2005		248	887	4,373	1,806	3,793	11,107
Charge for the year		218	281	1,335	668	1,814	4,316
Disposals		–	–	(98)	(32)	(152)	(282)
Transfers to stock		–	4	–	(4)	–	–
Exchange movement		154	42	665	144	526	1,531
At 31 December 2005		620	1,214	6,275	2,582	5,981	16,672
Net book value							
At 31 December 2005		4,923	1,639	8,470	2,111	2,914	20,057
At 1 January 2005		2,100	1,513	2,785	1,086	2,912	10,396

Leased plant and machinery

The Group leases fixtures and fittings and plant and machinery under a number of finance lease arrangements. The carrying amount and depreciation charge for such assets are disclosed below.

	2006 £000	2005 £000
Fixtures and fittings		
Net book value	**208**	256
Depreciation charge for the year	**42**	34
Plant and machinery		
Net book value	**72**	104
Depreciation charge for the year	**30**	34

Security

At 31 December 2006, the fixed assets of the Group are subject to a fixed and floating charge to secure both the bank loan of USD$250 million and revolving credit facility of USD$15 million.

Capital Commitments

As at 31 December 2006, the Group had entered into contracts to purchase property, plant and equipment of £455,000 (2005: £411,000).

11. Intangible assets

	Note	Goodwill £000	Trademarks & tradenames £000	Customer relationships £000	Developed technology £000	In-process R&D £000	Licensing agreements £000	Patents £000	Capitalised development costs £000	Total £000
Cost										
At 1 January 2006		**304,842**	**35,085**	**48,917**	**17,338**	**12,801**	**636**	**50**	**404**	**420,073**
Additions		**–**	**–**	**–**	**–**	**–**	**140**	**–**	**1,104**	**1,244**
Adjustments to goodwill (**)		**(115)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(115)**
Disposals		**–**	**–**	**–**	**–**	**–**	**–**	**(49)**	**–**	**(49)**
Exchange movement		**(35,399)**	**(4,275)**	**(5,924)**	**(2,113)**	**(1,560)**	**(78)**	**(1)**	**(59)**	**(49,409)**
At 31 December 2006		**269,328**	**30,810**	**42,993**	**15,225**	**11,241**	**698**	**–**	**1,449**	**371,744**
Amortisation										
At 1 January 2006		**16,591**	**815**	**2,093**	**905**	**481**	**546**	**44**	**59**	**21,534**
Charge for the year		**–**	**1,730**	**3,884**	**1,921**	**1,021**	**54**	**2**	**191**	**8,803**
IAS 12 adjustment to goodwill (***)		**1,773**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**1,773**
Disposals		**–**	**–**	**–**	**–**	**–**	**–**	**(43)**	**–**	**(43)**
Exchange movement		**(2,574)**	**(208)**	**(460)**	**(230)**	**(123)**	**(97)**	**(3)**	**3**	**(3,692)**
At 31 December 2006		**15,790**	**2,337**	**5,517**	**2,596**	**1,379**	**503**	**–**	**253**	**28,375**
Net book value										
At 31 December 2006		**253,538**	**28,473**	**37,476**	**12,629**	**9,862**	**195**	**–**	**1,196**	**343,369**
Cost										
At 1 January 2005		105,037	–	–	–	–	543	50	141	105,771
Acquisitions through business combinations	2	181,203	–	–	612	–	–	–	–	181,815
Adjustments arising from business combinations	2	355	33,802	47,131	16,093	12,333	–	–	–	109,714
Additions		–	–	–	–	–	56	–	253	309
Adjustment to goodwill (*)		173	–	–	–	–	–	–	–	173
Disposals		–	–	–	–	–	–	(9)	–	(9)
Exchange movement		18,074	1,283	1,786	633	468	37	9	10	22,300
31 December 2005		304,842	35,085	48,917	17,338	12,801	636	50	404	420,073
Amortisation										
At 1 January 2005		14,328	–	–	–	–	443	26	–	14,797
Charge for the year		–	793	2,042	881	468	69	17	57	4,327
Disposals		–	–	–	–	–	–	(9)	–	(9)
Exchange movement		2,263	22	51	24	13	34	10	2	2,419
31 December 2005		16,591	815	2,093	905	481	546	44	59	21,534
Net book value										
31 December 2005		288,251	34,270	46,824	16,433	12,320	90	6	345	398,539
At 1 January 2005		90,709	–	–	–	–	100	24	141	90,974

* Adjustments to goodwill include the following (1) As disclosed in the Annual Report and Accounts for the year ended 31 December 2005, on 21 July 2005, Gyrus Group PLC acquired 100% of the share capital of ACMI. Fair values were assigned to ACMI's identifiable assets and liabilities on the basis of information available. Subsequent to the initial accounting for this business combination, a liability of £224,000 has been identified that existed at the balance sheet date but for which no fair value was attributed on acquisition. As permitted under IFRS 3 (Business Combinations), the liability has been recognised within twelve months of the acquisition date as an adjustment to the opening goodwill arising an acquisition. Net assets and liabilities restated at the acquisition date are £14,711,000 and goodwill restated at acquisition £180,575,000. There is no impact on either profit or adjusted earnings per share for the years ended 31 December 2005 or 31 December 2006. (2) The final deferred consideration payment to Gyrus Medical BV was £51,000 below the maximum potential payment under the terms of the contract resulting in an adjustment to goodwill in the year ended 31 December 2005.

** Reduction in the value of deferred discounted goodwill of £115,000.

*** As disclosed in note 9, the reduction in the value of goodwill as a result of the recognition of a deferred tax asset resulting from pre-acquisition trading losses in pre-IFRS transitional acquisitions should be recognised as an expense and pre-transition goodwill adjusted accordingly.

11. Intangible assets (continued)
Goodwill principally relates to ACMI (£165,375,000), Gyrus Medical Inc (£19,777,000) and Gyrus ENT LLC (£59,060,000). The carrying value of goodwill has been assessed on a value-in-use basis using internal forecasts and a discount rate based on the Group's weighted average cost of capital. Value-in-use was determined by discounting future cash flows. The cash flows were projected based on actual operating results and the five year business plan. Following the initial projection, constant growth rates, based on long-term industry averages, were applied to revenue for a further 20 year period together with an inflationary adjustment to operating expenditure. The key assumptions supporting the carrying value of goodwill were revenue growth, price and cost changes and improvement to operational efficiency based on past experiences and externally sourced information. No impairment arose as a result of the review.
The estimates and assumptions made in connection with impairment testing could differ from future actual results of operations and cash flows.

12. Deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:

	Assets 2006 £000	2005 £000	Liabilities 2006 £000	2005 £000	Net (asset)/liability 2006 £000	2005 £000
Property, plant and equipment	–	–	543	3,081	543	3,081
Intangible assets	–	–	358	99	358	99
Goodwill on US acquisitions	(1,506)	(1,878)	3,654	3,022	2,148	1,144
Share options	(2,152)	(1,034)	–	–	(2,152)	(1,034)
Provisions	(7,135)	(7,383)	–	–	(7,135)	(7,383)
Business combinations	–	–	33,477	41,368	33,477	41,368
Accrued interest	(1,749)	(2,525)	–	–	(1,749)	(2,525)
Tax value of loss carry-forwards recognised	(11,712)	(11,949)	–	–	(11,712)	(11,949)
Tax (assets)/liabilities	(24,254)	(24,769)	38,032	47,570	13,778	22,801

Goodwill on US acquisitions
IFRS requires that deferred tax is recognised on temporary differences which are expected to be recovered. A temporary difference arises between the tax and accounting treatment of the goodwill arising on the acquisition of the assets made by Gyrus (e.g. ENT Division). For tax purposes, relief is obtained on the goodwill whereas for accounting purposes the amount is no longer amortised and only tested for impairment.

Share options
In accordance with IFRS 2 'Share based payments', the Group has recognised a charge to the income statement which represents the fair value of outstanding share based payments granted to employees. However, for tax purposes, most option schemes will only give rise to a deduction at the date of exercise, thus giving rise to a temporary timing difference between the accounting and tax treatment.

IFRS therefore also requires that deferred tax is recognised on this temporary difference which is expected to be recovered. The basis of calculation for deferred taxation is the difference between the market price at the balance sheet date and the exercise price of the share based payment reflecting expected levels of vesting.

Unrecognised deferred tax assets
Deferred tax assets have not been recognised in respect of the following items:

	2006 £000	2005 £000
Tax losses	(6,644)	(11,344)

The deferred tax asset not recognised relates solely to past losses in the US that are not expected to be utilised within the next five years. As a result of previous acquisitions, the amount of losses that can be utilised in the US are subject to an annual limitation. Currently the Group has recognised five years worth of these losses.

Movement in deferred tax (asset)/liability during the year

	At 1 January 2006 £000	Recognised in income £000	Recognised in equity £000	At 31 December 2006 £000
Property, plant and equipment	**3,081**	**(2,134)**	**(404)**	**543**
Intangible assets	**99**	**263**	**(4)**	**358**
Goodwill on US asset acquisitions	**1,144**	**1,143**	**(139)**	**2,148**
Share options	**(1,034)**	**(667)**	**(451)**	**(2,152)**
Provisions	**(7,383)**	**(649)**	**897**	**(7,135)**
Business combinations	**41,368**	**(2,863)**	**(5,028)**	**33,477**
Accrued interest	**(2,525)**	**468**	**308**	**(1,749)**
Tax value of loss carry-forwards recognised	**(11,949)**	**(1,150)**	**1,387**	**(11,712)**
	22,801	**(5,589)**	**(3,434)**	**13,778**

	At 1 January 2005 £000	Gyrus Australia acquisition £000	ACMI acquisition £000	Recognised in income £000	Recognised in equity £000	At 31 December 2005 £000
Property, plant and equipment	398	–	2,635	48	–	3,081
Intangible assets	42	–	–	57	–	99
Goodwill on US acquisitions	1,682	–	(1,818)	1,083	197	1,144
Share options	(45)	–	–	(546)	(443)	(1,034)
Provisions	(836)	–	(4,124)	(2,423)	–	(7,383)
Business combinations	–	139	43,159	(1,930)	–	41,368
Accrued interest	(61)	–	–	(2,464)	–	(2,525)
Tax value of loss carry-forwards recognised	(5,583)	–	(11,863)	5,914	(417)	(11,949)
	(4,403)	139	27,989	(261)	(663)	22,801

13. Inventories

	2006 £000	2005 £000
Raw materials and consumables	**11,886**	17,054
Work in progress	**3,342**	3,906
Finished goods and goods for resale	**17,125**	12,180
	32,353	33,140

Included in the analysis above are provisions against inventory amounting to £12,304,000 (2005: £15,772,000). Reversal of provisions arising from the write up of inventory due to a change in economic circumstances resulted in a credit to the income statement of £295,000 (2005: £nil).

14. Trade and other receivables

	2006 £000	2005 £000
Trade receivables	**33,713**	35,509
Other trade receivables and prepayments	**7,076**	8,849
	40,789	44,358

The Directors consider that the carrying amount of trade and non-trade receivables approximates to their fair values.

15. Cash and cash equivalents

	2006 £000	2005 £000
Cash and cash equivalents	**23,327**	20,194

The Directors consider that the carrying amount of cash and cash equivalents approximates to their fair values.

16. Capital and reserves

	Note	Share capital £000	Share premium £000	Merger reserve £000	Hedging reserve £000	Translation reserve £000	Retained earnings £000	Total equity £000
At 1 January 2006		**2,785**	**303,699**	**3,860**	**694**	**9,993**	**(19,526)**	**301,505**
Total recognised income and expense		–	–	–	75	(32,864)	13,871	(18,918)
Share options exercised by employees	19	6	1,169	–	–	–	–	1,175
Shares issued in connection with deferred consideration		1	414	–	–	–	–	415
Equity share options issued		–	–	–	–	–	2,656	2,656
At 31 December 2006		**2,792**	**305,282**	**3,860**	**769**	**(22,871)**	**(2,999)**	**286,833**
At 1 January 2005		2,160	152,447	3,860	–	(9,034)	(27,780)	121,653
Total recognised income and expense		–	–	–	694	19,027	6,684	26,405
Share options exercised by employees		9	1,750	–	–	–	–	1,759
Equity share options issued		–	–	–	–	–	1,570	1,570
Shares issued in connection with acquisition of ACMI		616	153,285	–	–	–	–	153,901
Share placement costs associated with the acquisition of ACMI		–	(3,783)	–	–	–	–	(3,783)
At 31 December 2005		2,785	303,699	3,860	694	9,993	(19,526)	301,505

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of the cash flow hedging instruments related to the hedged transactions that have not yet occurred.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

Share capital and share premium

	2006 £000	2005 £000
Authorised		
193,844,700 (2005: 193,844,700) ordinary shares of 1p each	**1,938**	1,938
2,646,370 (2005: 2,646,370) deferred redeemable shares of 50p each	**1,323**	1,323
Allotted, called up and fully paid		
146,848,378 (2005: 146,157,768) ordinary shares of 1p each	**1,469**	1,462
2,646,370 (2005: 2,646,370) deferred redeemable shares of 50p each	**1,323**	1,323
	2,792	2,785

Rights of shares

The holders of ordinary shares of 1p each are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

The deferred redeemable shares of 50p each have no rights to participation in the profits or assets of the Group and have no rights of notice or to vote at any general meeting. The deferred redeemable shares can be acquired at any time by a person nominated by the Group for total consideration of 1p per share.

Issued share capital

On 12 May 2006 Gyrus Group PLC issued 35,846 ordinary shares to employees in connection with the US Employee Stock Purchase Plan at a price of 235.9p, being a 15% discount on the mid market price on the day preceding grant.

On 31 July 2006 Gyrus Group PLC issued 123,580 shares in connection with the settlement of deferred consideration relating to CByond Ltd, a subsidiary of ACMI, at a price of 336.0p per share.

On 1 December 2006 Gyrus Group PLC issued 13,618 ordinary shares to employees in connection with the UK Save As You Earn Scheme at a price of 172.0p, being a 20% discount on the mid market price of the day preceding grant on 1 December 2003.

On 1 December 2006 Gyrus Group PLC issued 20,556 ordinary shares to employees in connection with the UK Save As You Earn Scheme at a price of 161.0p, being a 20% discount on the mid market price on the day preceding grant on 1 December 2001.

In addition to the issuance of shares under the UK Save As You Earn Scheme and US Employee Stock Purchase Plan above, during 2006 employees exercised share options over 497,010 ordinary shares at an average price of 208.0p under the Gyrus 1997 Approved Share Option Plan and the Gyrus 1997 Unapproved Share Option Plan.

Contingent rights – Employee Share Option Plans

At 31 December 2006 certain directors and employees held the following options to subscribe for ordinary shares of 1p each.

Normally exercisable between	Exercise price per share	2006 number of shares	2005 number of shares
The Gyrus 1997 Approved Share Option Plan			
15/07/01 to 15/07/08	159.5p	**17,000**	17,500
08/03/02 to 08/03/09	191.0p	**4,000**	5,300
01/10/02 to 01/10/09	178.5p	**5,100**	6,600
28/03/03 to 28/03/10	405.0p	**4,740**	4,740
16/10/03 to 16/10/10	330.0p	**26,248**	28,078
23/03/04 to 23/03/11	311.5p	**12,880**	17,840
02/10/04 to 02/10/11	202.5p	**15,791**	24,301
08/04/05 to 08/04/12	284.5p	**2,420**	6,852
16/10/05 to 16/10/12	155.0p	**39,079**	47,575
26/03/06 to 26/03/13	169.5p	**13,417**	19,195
16/10/06 to 16/10/13	197.5p	**42,385**	56,442
07/05/07 to 07/05/14	213.5p	**10,559**	11,142
25/10/07 to 25/10/14	240.0p	**21,333**	23,833
		214,952	269,398
The Gyrus 1997 Unapproved Share Option Plan			
16/10/03 to 16/10/07	330.0p	**134,191**	156,490
23/03/04 to 23/03/08	311.5p	**370**	370
29/06/04 to 29/06/08	264.5p	**148,055**	148,055
02/10/04 to 02/10/08	202.5p	**45,000**	45,000
08/04/05 to 08/04/12	284.5p	**151,316**	151,316
16/10/05 to 16/10/12	155.0p	**74,623**	87,123
26/03/06 to 26/03/13	169.5p	**16,018**	16,018
16/10/06 to 16/10/13	197.5p	**529,663**	569,663
07/05/07 to 07/05/14	213.5p	**55,726**	63,835
25/10/07 to 25/10/14	240.0p	**221,175**	251,175
26/04/08 to 26/04/15	266.5p	**35,000**	35,000
		1,411,137	1,524,045
The Gyrus Group PLC US Stock Option Plan			
29/06/04 to 29/06/11	264.5p	**17,890**	17,890
03/10/04 to 03/10/11	202.5p	**105,891**	138,015
Various 31/12/01-31/12/03 to 03/10/11	202.5p	**55,000**	130,000
30/10/04 to 30/10/11	200.0p	**36,081**	36,081
Various 31/10/01-17/04/03 to 15/10/10	330.0p	**50,000**	100,000
08/04/05 to 08/04/12	285.0p	**13,264**	18,434
16/10/05 to 16/10/12	155.0p	**184,519**	238,407
26/03/06 to 26/03/13	169.5p	**51,167**	95,363
16/10/06 to 16/10/13	197.5p	**116,666**	144,735
07/05/07 to 07/05/14	213.5p	**183,209**	183,209
25/10/07 to 25/10/14	240.0p	**320,643**	356,885
		1,134,330	1,459,019

Normally exercisable between	Exercise price per share	2006 number of shares	2005 number of shares
Gyrus Group Qualifying Non-Employee Share Option Plan			
08/04/05 to 08/04/12	285.0p	**55,000**	58,800
16/10/05 to 16/10/12	155.0p	**25,500**	25,500
26/03/06 to 26/03/13	169.5p	**20,000**	22,000
		100,500	106,300

16 Capital and reserves (continued)

Normally exercisable between	Exercise price per share	2006 number of shares	2005 number of shares
UK Save As You Earn Scheme			
01/12/06 to 31/05/07	161.0p	–	30,835
01/12/05 to 31/05/06	149.0p	–	5,073
01/12/07 to 31/05/08	149.0p	**33,068**	33,068
01/12/06 to 31/05/07	172.0p	–	14,689
01/12/08 to 31/05/09	172.0p	**7,372**	7,372
01/12/07 to 31/05/08	173.0p	**88,642**	99,155
01/12/09 to 31/05/10	173.0p	**25,407**	23,497
01/12/08 to 31/05/09	255.0p	**59,472**	59,472
01/12/10 to 31/05/11	255.0p	**31,690**	31,690
01/12/09 to 31/05/10	290.0p	**30,614**	–
01/12/11 to 31/05/12	290.0p	**8,355**	–
		284,620	304,851
Gyrus Long Term Incentive Plan			
31/05/08 to 30/05/11	0.0p	**208,597**	236,336
21/07/08 to 20/07/11	0.0p	**1,827,273**	2,027,273
10/10/08 to 09/10/11	0.0p	**192,353**	224,354
26/05/09 to 25/05/12	0.0p	**418,000**	–
30/10/09 to 29/10/12	0.0p	**257,147**	–
		2,903,370	2,487,963

US Employee Stock Purchase Plan
No US employee stock purchase plan was in place during 2006 and, as a result, at 31 December 2006 there were no shares available for purchase at the end of the contract period (2005: approximately 37,000 shares).

The **Gyrus 1997 Approved Share Option Plan** and the **Gyrus 1997 Unapproved Share Option Plan** are discretionary schemes under which UK directors and employees are granted options to purchase shares in the Company. The exercise price of the option is based on the market price on the day of grant for all grants before October 2003 and on the day preceding the grant for those issued thereafter. There is no discount. Options are capable of exercise after three years and within ten years of the date of grant. Those granted since November 2001 are subject to Total Shareholder Return performance targets, except for those issued to all employees on a formula basis on achieving their six month anniversary with the Group.

The **Gyrus PLC US Stock Option Plan** is a discretionary scheme used to award share options to US employees. The option price is based on the market price on the day preceding grant and there is no discount. Options are generally exercisable after three years, but the plan does allow for variable vesting, and within ten years. Performance conditions are not normally imposed on US share options except for PLC Board directors.

The **Gyrus Group Qualifying Non-Employee Stock Option Plan** is a plan approved by shareholders in 2002 to enable Gyrus to grant share options, within strict guidelines, to independent sales people, consultants and members of the scientific advisory panel. The option price is the market price on the day preceding grant and there is no discount. All grants to independent sales people have sales-related performance conditions. Options are exercisable after three years and within ten years.

The **Save As You Earn Scheme** is a scheme under which UK employees can enter into savings contracts with a building society for a period of three or five years and use the proceeds of their savings account to purchase shares in the Group on the exercise of options. The option price is the market price on the day preceding the invitation date discounted by a maximum of 20%.

The **US Employee Stock Purchase Plan** is a scheme under which US employees can participate in a 12 month purchase plan during which they can elect to have a percentage of their compensation withheld, subject to a maximum of 10% of gross basic salary, capped at a maximum contribution of US $375 per month. After the end of the 12 month offering period the contributions are used to purchase ordinary shares in the Company at the lower of the market price at the opening of the offering period or the closing of the offering period, discounted by 15%. The scheme was not run during 2006.

The **Gyrus 2005 Long Term Incentive Plan** is a discretionary plan which provides for the grant of conditional awards or nil cost options over 1p Ordinary Shares in the Company. Awards normally vest following the third anniversary of grant once certain performance conditions have been satisfied and provided that the participant remains employed by the Group. The performance conditions are based on earnings per share growth. The fair value of grants under this scheme are determined as being the mid market quote on the day preceding grant which is charged to the income statement evenly over the three year vesting period.

Details of options granted to Directors and the share price ranges in the year are given in the Directors' Remuneration Report on pages 36 to 41.

Fair Values

(i) Long term incentive plan

The fair value of grants under the Gyrus 2005 Long Term Incentive Plan ('LTIP') are determined as being the mid market quote on the day preceding grant which is charged to the income statement evenly over the three-year vesting period based on the Group's estimate of shares that will eventually vest. The mid market quote for each of the grants in 2005 and 2006 is disclosed below.

Grant date	Mid market quote	Vesting period
LTIPs granted during 2006		
26 May 2006	**317.00p**	**3 years**
30 October 2006	**356.25p**	**3 years**
LTIPs granted during 2005		
31 May 2005	262.50p	3 years
21 July 2005	275.00p	3 years
10 October 2005	317.00p	3 years

SAYE Scheme

The Group gives employees the opportunity to purchase shares in the Group by participating in a share purchase plan. The option price for the UK Save As You Earn scheme is the market price on the day preceding the invitation date discounted by a maximum of 20%. The share options under this plan are treated as equity settled share based payments and the fair value calculated using a stochastic model. The model takes into account the following variables: exercise price, share price at grant, expected term, expected volatility of share price, risk-free interest rate and expected dividend yield.

3 year SAYE Scheme

	2006	2005
Share price at grant	**378.3p**	318.5p
Exercise price	**290.0p**	255.0p
Volatility	**26.7%**	30.6%
Risk-free interest rate	**5.0%**	4.2%
Expected dividends	**nil**	nil

5 year SAYE Scheme

	2006	2005
Share price at grant	**378.3p**	318.5p
Exercise price	**290.0p**	255.0p
Volatility	**29.3%**	28.9%
Risk-free interest rate	**4.9%**	4.2%
Expected dividends	**nil**	nil

17. Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the year ended 31 December 2006 was based on the profit attributable to ordinary shareholders of £13,193,000 (year ended 31 December 2005: £6,276,000) and a weighted average number of ordinary shares outstanding for the year ended 31 December 2006 of 146,492,872 (year ended 31 December 2005: 111,601,948).

Diluted earnings per share

The calculation of diluted earnings per share for the year ended 31 December 2006 was based on the profit attributable to ordinary shareholders of £13,193,000 (year ended 31 December 2005: £6,276,000) and a weighted average number of ordinary shares outstanding for the year ended 31 December 2006 of 150,785,514 (year ended 31 December 2005: 115,368,521).

Earnings	Year ended 31 December 2006 £000	Year ended 31 December 2005 £000
Earnings for the purpose of basic and diluted earnings per share	**13,193**	6,276

17. Earnings per share (continued)

Weighted average number of ordinary shares		Year ended 31 December 2006 Number	Year ended 31 December 2005 Number
Issued ordinary shares at 1 January		**146,157,768**	83,652,980
Effect of share options exercised		**282,963**	289,121
Effect of shares issued in connection with deferred consideration		**52,141**	–
Effect of shares issued to acquire ACMI		**–**	27,659,847
Weighted average number of ordinary shares as at 31 December (undiluted)	**146,492,872**	111,601,948	
Dilutive effect of share options in issue		**4,292,642**	3,766,573
Weighted average number of ordinary shares as at 31 December (diluted)		**150,785,514**	115,368,521

	Year ended 31 December 2006	Year ended 31 December 2005
Basic earnings per share	**9.0p**	5.6p
Diluted earnings per share	**8.7p**	5.4p

Adjusted earnings per share

In order to provide a clearer measure of underlying performance, profit attributable to ordinary shareholders is adjusted to exclude items which management consider will distort comparability. Adjusted basic earnings per share has been calculated by dividing adjusted profit attributable to ordinary shareholders (see table below for adjustments made) of £25,030,000 (year ended 31 December 2005: £15,835,000) by the weighted average number of ordinary shares outstanding for the year ended 31 December 2006 of 146,492,872 (year ended 31 December 2005: 111,601,948).

Adjusted diluted earnings per share has been calculated by dividing adjusted profit attributable to ordinary shareholders (see table below for adjustments made) of £25,030,000 (year ended 31 December 2005: £15,385,000) by the weighted average number of ordinary shares outstanding for the year ended 31 December 2006 of 150,785,514 (year ended 31 December 2005: 115,368,521).

Earnings on which adjusted earnings per share is based:

	Year ended 31 December 2006 £000	Year ended 31 December 2005 £000
Earnings for the purpose of basic and diluted earnings per share	**13,193**	6,276
Impact of fair value adjustments on acquired inventory and option accounting	**–**	2,706
Restructuring charges	**5,808**	2,369
Taxable benefit associated with restructuring charges**	**(201)**	–
Amortisation of acquired intangible assets	**8,448**	3,873
IAS 12 adjustment to goodwill	**1,773**	–
Charge relating to 'special' LTIP award*	**1,598**	872
Deferred taxation	**(5,589)**	(261)
Earnings for the purpose of adjusted earnings per share	**25,030**	15,835

	Year ended 31 December 2006	Year ended 31 December 2005
Adjusted basic earnings per share	**17.1p**	14.2p
Adjusted diluted earnings per share	**16.6p**	13.7p

* As part of the acquisition of ACMI, a special award of conditional shares under the Group's LTIP scheme was approved by shareholders and was made to retain and incentivise approximately 25 key executives to integrate the business effectively. The award will create a charge over approximately three years until the potential vesting date of July 2008. The charge relating to this award is considered to be another form of integration/restructuring cost.

** The tax credit of £2,128,000 associated with restructuring costs comprises a deferred taxation credit of £1,927,000 (2005: £900,000) and a current taxation benefit of £201,000 (2005: £ nil). The current taxation benefit has been deducted from adjusted earnings per share to correctly reflect the net impact of restructuring. The current taxation benefit is lower than the effective tax rate as the costs of integration have principally been incurred within the US where tax losses are available to offset profits. In 2005, all integration costs were incurred in the US and hence no tax benefit was added back in that year.

18. Interest-bearing loans and borrowings

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings

	31 December 2006 £000	31 December 2005 £000
Non-current liabilities		
Secured bank loans	**99,633**	136,731
Finance lease liabilities	**44**	146
	99,677	136,877
Current liabilities		
Secured bank loans	**20,437**	13,123
Current portion of finance lease liabilities	**99**	134
	20,536	13,257

	Euro £000	US Dollar £000	Total £000
Loan balance at 1 January 2006	3,435	146,419	149,854
Repayments	(3,382)	(9,021)	(12,403)
Foreign exchange movement	(53)	(17,328)	(17,381)
Loan balance at 31 December 2006	–	120,070	120,070

As at 31 December 2005 Gyrus Group PLC had an outstanding loan balance of £145,459,000 (USD$250 million) under a term loan facility and £4,395,000 (€5,0000,000 and USD$1,650,000) under a revolving credit facility of $30 million.

As at 10 November 2006, Gyrus Group PLC voluntarily reduced the revolving credit facility to USD$15 million. The decision was made to avoid unnecessary non-utilisation costs on the unused portion of the facility.

The USD$250 million loan is for a fixed term of five years with repayments due as disclosed in this note. The loan attracts a maximum rate of US dollar LIBOR plus 1.75% provided that Total Net Debt to Consolidated EBITDA (as defined in the facility agreement) is less than 3.50 and a minimum rate of US dollar LIBOR plus 0.75% provided that Total Net Debt to Consolidated EBITDA is less than 1.00. The margin on the facility from inception to 30 October 2006 was 1.75%. As at 31 October 2006 the quarterly Total Net Debt to Consolidated EBITDA fell below 3.00:1 resulting in a reduction in the margin on the facility of 0.5% to 1.25%.

Each advance drawn down under the $15 million revolving credit facility is repaid on the last business day of each fixed term interest period (typically three to six months). As the term of the revolving credit facility is for a period of five years from 21 July 2005, amounts drawn down under this facility are shown as non-current liabilities where repayments are due in greater than one year. The interest rate for each advance drawn under the revolving facility is fixed on the date of the advance for the agreed interest period at US dollar LIBOR plus a margin. The margin follows that applied to the main term loan facility. There were no amounts drawn down under this facility as at 31 December 2006 (31 December 2005: USD$1,650,000 and EUR€5,000,000).

The USD$250 million loan and USD$15 million revolving credit facility are secured by a fixed and floating debenture on the assets of the Group.

18. Interest-bearing loans and borrowings (continued)

Term and debt repayment schedule

	31 December 2006 Less than 1 year £000	1-2 years £000	2-5 years £000	31 December 2005 Less than 1 year £000	1-2 years £000	2-5 years £000
Secured bank loans						
USD$ 250,000,000						
Capped at 4.75%, collar at 3.96% + margin*	**10,219**	**14,051**	**35,764**	2,182	5,818	28,364
Capped at 4.75%, collar at 4.19%*+ margin*	**5,109**	**7,025**	**17,884**	4,364	11,637	56,730
Variable at LIBOR + margin *	**5,109**	**7,025**	**17,884**	2,182	5,818	28,364
USD$1,650,000 at 6.13875%**	**–**	**–**	**–**	960	–	–
EUR€5,000,000 at 4.178%**	**–**	**–**	**–**	3,435	–	–
	20,437	**28,101**	**71,532**	13,123	23,273	113,458

* Margin varies dependent upon the Total Net Debt to Consolidated EBITDA.
** Includes margin.

Finance lease liabilities

Finance lease liabilities are payable as follows:

	31 December 2006 £000 Payments	£000 Interest	£000 Principal	31 December 2005 £000 Payments	£000 Interest	£000 Principal
Less than one year	**99**	**6**	**93**	146	20	126
Between one and five years	**44**	**1**	**42**	134	8	126
	143	**7**	**135**	280	28	252

19. Employee benefits

Defined contribution plans

The Group operates defined contribution retirement benefit plans for all qualifying employees. The assets of the schemes are held separately from those of the Group in funds under the control of trustees. Where employees leave the schemes before the vesting date the employer's contributions are refunded.

The total cost charged to income of £1,330,000 (2005: £748,000) represents amounts payable to these schemes by the Group at rates specified in the rules of the schemes. As at 31 December 2006 contributions of £307,000 (2005: £656,000) due in respect of the current reporting period had not been paid over to the schemes and are included within non-trade payables.

Defined benefit plans

The Group has two defined benefit plans.

Retirement plan for hourly rated employees

ACMI, has a non-contributory defined benefit plan (the 'Plan') covering hourly union employees at one of the Group's manufacturing facilities. The Company contributes such amounts as are necessary on an actuarial basis to provide the 'Plan' with assets sufficient to meet the benefits to be paid to the 'Plan' participants. Under this scheme employees are entitled to receive a defined monthly benefit at a normal retirement age of 65.

Amounts recognised in the income statement in respect of the scheme are as follows:

	2006 £000	2005 £000
Current service cost	**87**	38
Interest cost	**143**	59
Expected return on plan assets	**(158)**	(62)
	72	35

The expense is recognised in the following line items in the income statement:

	2006 £000	2005 £000
Cost of sales	**87**	38
Financial income	**(158)**	(62)
Financial expense	**143**	59
	72	35

The amount included in the balance sheet in respect of this defined benefit retirement plan is as follows:

	2006 £000	2005 £000
Present value of funded obligations	**(2,486)**	(2,807)
Fair value of plan assets	**2,883**	2,861
Asset recognised in the balance sheet as at 31 December	**397**	54

The plan assets of the scheme are distributed between cash, equity and fixed income investments as follows:

	2006	2005
Cash and cash equivalents	**11%**	15%
US equity	**41%**	41%
International equity	**11%**	9%
Fixed income investments	**37%**	35%
Total	**100%**	100%

The objective for the assets above is protection of capital and a targeted average annual return (net of fees) equating to the expected return rate.

The movement in the fair value of plan assets is as follows:

	2006 £000	2005 £000
Fair value of plan assets as at 1 January 2006/date of acquisition of ACMI	**2,861**	2,607
Expected return on plan assets	**158**	62
Actuarial gain/(loss)	**73**	(47)
Employer contributions	**215**	152
Benefit payments	**(54)**	(21)
Foreign exchange (loss)/gain	**(370)**	108
Fair value of plan assets as at 31 December	**2,883**	2,861

The movement in the fair value of the present value of funded obligations is as follows:

	2006 £000	2005 £000
Obligation as at 1 January 2006/date of acquisition of ACMI	**2,807**	2,640
Service cost	**87**	38
Interest cost	**143**	59
Actuarial gain	**(154)**	(13)
Benefit payments	**(54)**	(21)
Foreign exchange (gain)/loss	**(343)**	104
Obligation as at 31 December	**2,486**	2,807

Movements in the net assets recognised in the balance sheet were as follows:

	2006 £000	2005 £000
Net assets/(liability) as at 1 January 2006/date of acquisition of ACMI	**54**	(32)
Contributions received	**215**	152
Expense recognised in income statement	**(72)**	(35)
Actuarial gains/(losses) during the period	**227**	(35)
Foreign exchange (loss)/gain	**(27)**	4
Net assets as at 31 December	**397**	54

Principal actuarial assumptions at the balance sheet date were as follows:

	2006	2005
Discount rate at 31 December	**5.88%**	5.50%
Expected return on plan assets at the balance sheet date	**5.75%**	5.75%

The discount rate has been determined by reference to the Citigroup Pension Discount Curve which consists of the average zero rate on US quality bonds at each half year interval from six months to 30 years. Matching the Citigroup Pension Discount Curve with the expected cash flows of the retirement plan produces a discount rate of 5.88%.

19. Employee benefits (continued)
Mortality rates in both the 2005 and 2006 valuations are based on the 1994 Group Annuity Mortality Table. Sample rates from this table are shown below to provide an indication of mortality levels of both males and females between 40 and 70 years of age.

	Males		Females	
	Age	Rate	Age	Rate
	40	0.10%	40	0.07%
	45	0.16%	45	0.10%
	50	0.26%	50	0.14%
	55	0.44%	55	0.23%
	60	0.80%	60	0.44%
	70	2.37%	70	1.37%

Future salary rises do not affect final pension payments. A fixed pension amount is paid to all scheme members on retirement irrespective of final salary.

Pension rises of 2.5%, compounded annually, have been included in the calculation of the present value of the pension obligation.

Gyrus Group PLC expects to contribute £220,000 to this plan during 2007.

Multi employer pension plan
ACMI contributes on a monthly basis an amount that has been pre-agreed with the union into a multi employer pension plan. The union does not provide actuarial valuations of the scheme to participating employers however, during the acquisition of ACMI in 2005, the union notified a funding deficit of $1,175,000. As a result, an agreement was entered into between the union and ACMI whereby ACMI agreed to make increased contributions to the scheme totalling $1,175,000 (approximately £601,000 as at 31 December 2006) over a three year period.

During the year, pension contributions totalling £156,000 (2005: £100,000) were paid into the scheme and, as at 31 December 2006, pension contributions accrued and not paid amounted to £nil (2005: £77,000) and are included in non-trade payables.

Equity compensation benefits
As disclosed in note 16, the Group has established a number of share option programmes for employees. Awards vest three years after the date of grant and those granted since November 2001 are subject to Total Shareholder Return performance targets. Options expire after seven years.

A description of each of the schemes is disclosed in note 16. The movement on the number of share options is shown below.

	Year ended 31 December 2006 Number of options	Year ended 31 December 2005 Number of options
Granted		
Options outstanding at 1 January	**3,700,420**	4,874,990
Options granted during the year	**38,969**	162,969
Options exercised during the year	**(567,029)**	(944,763)
Options lapsed during year	**(28,731)**	(392,776)
Options outstanding at 31 December	**3,143,629**	3,700,420
Vested		
Options outstanding at 1 January	**1,515,340**	1,495,116
Options vested during the year	**1,004,786**	1,061,612
Options exercised during the year	**(567,029)**	(944,763)
Options expired during the year	**60,177**	(96,625)
Options outstanding at 31 December	**2,013,274**	1,515,340

The Group received proceeds of £1,175,000 (2005: £1,759,000) in respect of the 567,029 options (2005: 944,763 options) exercised during the year. £6,000 was credited to share capital (2005: £9,000) and £1,169,000 (2005: £1,750,000) was credited to share premium (see note 16).

The weighted average share price at the date of exercise in respect of the 567,029 options (2005: 944,763) exercised during the year was 368.2p (2005: 312.4p).

In addition to share options, the Group has also established a Long Term Incentive Plan ('LTIP') which provides for the grant of conditional awards or nil cost options over 1p Ordinary Shares in the Company. A description of the scheme is disclosed in note 16. The movement on the number of LTIPs is as follows.

	Year ended 31 December 2006 Number of options	Year ended 31 December 2005 Number of options
Granted		
Options outstanding at 1 January	**2,487,962**	–
Options granted during the year	**730,647**	2,655,935
Options exercised during the year	**–**	–
Options lapsed during year	**(315,239)**	(167,972)
Options outstanding at 31 December	**2,903,370**	2,487,963

No options vested in the years ended 31 December 2005 or 31 December 2006.

20. Provisions

	Warranties £000	Restructuring £000	Environmental £000	Pension £000	Other £000	Total £000
At 1 January 2006	775	820	940	684	–	3,219
Provisions made during the year	169	1,105	118	–	1,303	2,695
Provisions used during the year	(83)	(887)	(146)	–	–	(1,116)
Provisions reversed during the year	(9)	(2)	–	–	–	(11)
Exchange movement	(89)	(90)	(113)	(83)	–	(375)
At 31 December 2006	**763**	**946**	**799**	**601**	**1,303**	**4,412**

Analysed as	31 December 2006 £000	31 December 2005 £000
Current liabilities	**3,012**	1,595
Non-current liabilities	**1,400**	1,624
	4,412	3,219

Warranties

The Group gives warranties at the time of sale to purchasers of a number of product lines. Under the terms of the warranty, the Group undertakes to repair and replace items that fail to perform to specification. The period of warranty is dependent upon the type of product but generally is one year from the point of sale to the end user.

Restructuring

As disclosed in note 3, since the acquisition of ACMI a number of restructuring costs have been incurred including severance costs, manufacturing inefficiencies and duplication of other costs from the relocation of production, core integration team expenses and set up costs associated with the customer service and distribution centre and Mexican facility and a number of sundry costs. Notification of termination to individuals affected by restructuring activities occurred prior to 31 December 2006 but certain severance costs will only be paid out during 2007. The provision reflects those expenses that will be paid during 2007.

Environmental

As part of the acquisition of ACMI an independent report was commissioned to assess the potential level of contaminates at two manufacturing sites in the US. Follow up investigations during 2006 have supported the level of provisioning and remediation work has begun.The provision represents the remaining anticipated expense. It is expected that it will take approximately 24 months to complete the work.

Pension

As disclosed in note 19, ACMI contributes on a monthly basis an amount that has been pre-agreed with the union into a multi employer pension plan. The union does not provide actuarial valuations of the scheme to participating employers however, during the acquisition of ACMI in 2005, the union notified a funding deficit of $1,175,000. As a result, an agreement was entered into between the union and ACMI whereby ACMI agreed to make increased contributions to the scheme totalling $1,175,000 (approximately £601,000 as at 31 December 2006) over a three year period.

Other

'Other' includes a provision for the resolution of an ongoing customer dispute.

21. Trade and other payables

	31 December 2006 £000	31 December 2005 £000
Trade payables	**11,002**	9,546
Non-trade payables and accrued expenses	**22,585**	26,669
Interest payable	**1,259**	1,485
	34,846	37,700

22. Financial instruments

Exposure to credit, interest rate and currency risk arises in the normal course of the Group's business. Derivative financial instruments are used to hedge exposure in foreign exchange rates and interest rates.

Credit risk

The Group sets credit limits for customers based on a combination of payment history and third party credit references. Credit limits are reviewed by Credit Controllers on a regular basis in conjunction with debt ageing and collection history.

The credit risk on derivative financial instruments is very limited as the counterparties are banks with high credit ratings assigned by independent international credit rating companies.

The Group has no significant concentration of credit risk, with exposure spread over a large number of customers.

Interest rate risk

Hedging

The Group adopts a policy of ensuring that at least 50% of its exposure to changes in interest rates on fixed term borrowings is hedged. At 31 December 2006, the Group had entered into two interest rate cap and collar transactions. The cap on both financial instruments is a US dollar LIBOR rate of 4.75% and the collars are 4.19% and 3.96% respectively. Both instruments mature over the next five years consistent with the maturity of the related USD$250 million loan. At 31 December 2006 the Group had interest rate hedges with a notional contract amount of USD$176,250,000 (2005: USD$187,500,000).

The Group classifies interest rate hedges as cash flow hedges and states them at fair value. The fair value as at 31 December 2006 was £695,000 (2005: £864,000) comprising a financial asset £695,000 (2005: £864,000). This amount was recognised as a non-trade receivable in other current assets.

As at 31 December 2006

	Note	Effective interest rate	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years
Cash and cash equivalents	15	3.4632%	23,327	23,327	–	–	–	–
Secured bank loans								
USD$250,000,000 *	18	6.5388%	(120,070)	(20,437)	(28,101)	(33,211)	(38,321)	–
Finance lease liability **	18	6.8632%	(143)	(99)	(44)	–	–	–
			(96,886)	2,791	(28,145)	(33,211)	(38,321)	–

* Includes the effect of the interest rate cap. Includes a margin of 1.75% for the period 1 January 2006 to 30 October 2006 and a margin of 1.25% from 31 October 2006 to 31 December 2006.
** Liability bears interest at a fixed rate.

As at 31 December 2005

	Note	Effective interest rate	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years
Cash and cash equivalents	15	1.9100%	20,194	20,194	–	–	–	–
Secured bank loans								
USD$250,000,000 *	18	5.9931%	(145,459)	(8,728)	(23,273)	(32,001)	(37,819)	(43,638)
USD$1,650,000 *	18	6.1388%	(960)	(960)	–	–	–	–
EUR€5,000,000 *	18	4.1780%	(3,435)	(3,435)	–	–	–	–
Finance lease liability **	18	6.8600%	(280)	(146)	(134)	–	–	–
			(129,940)	6,925	(23,407)	(32,001)	(37,819)	(43,638)

* US dollar LIBOR rate of 4.2413% plus a margin of 1.75%.
** Liability bears interest at a fixed rate.

Foreign currency risk

The Group incurs foreign currency risk on sales and purchases that are denominated in currencies other than sterling. The currency primarily giving rise to this risk is the US dollar.

The Group hedges at least 80% of the anticipated US dollar cash flows for net anticipated receivables/payables in the first three months forward, at least 50% in months four to six forward and at least 25% in months seven to twelve forward. The Group uses forward exchange contracts to hedge its foreign currency risk. All of the forward exchange contracts have maturities of less than one year from the balance sheet date.

When financing material asset purchases or acquisitions the Group's policy is to create a natural hedge as far as possible in respect of any borrowings used for such purposes. In respect of the ACMI acquisition, the Group applied this policy by raising the loan facility in US dollars, being the principal currency of the assets acquired and the trade of ACMI.

The Group designates its forward exchange contracts hedging firm commitments and forecasted transactions as cash flow hedges and states them at fair value. The fair value of these forward exchange contracts as at 31 December 2006 was £51,000 (2005: a liability of £147,000) comprising an asset of £94,000 (2005: £nil) that is recognised in non-trade receivables and a liability of £43,000 (2005: £147,000) recognised in non-trade payables.

As at 31 December 2006, the Group had the following obligations to sell currency

Currency sold	Amount outstanding	Currency purchased	Exchange rates	Term
US$	400,000	GBP£	1.8798	to 16 January 2007
US$	300,000	GBP£	1.8878	to 16 January 2007
US$	150,000	AUS$	0.7425	to 29 January 2007
US$	300,000	GBP£	1.7861	to 31 January 2007
US$	75,000	GBP£	1.7500	to 31 January 2007
US$	400,000	GBP£	1.8711	to 14 February 2007
US$	150,000	AUS$	0.7419	to 26 February 2007
US$	300,000	GBP£	1.7670	to 28 February 2007
US$	75,000	GBP£	1.7506	to 28 February 2007
US$	150,000	AUS$	0.7413	to 28 March 2007
US$	200,000	GBP£	1.7493	to 30 March 2007
US$	175,000	GBP£	1.7605	to 30 March 2007
US$	125,000	GBP£	1.8866	to 16 April 2007
US$	125,000	GBP£	1.8305	to 16 April 2007
US$	150,000	AUS$	0.7470	to 26 April 2007
US$	150,000	AUS$	0.7400	to 29 May 2007
US$	150,000	AUS$	0.7392	to 27 June 2007
US$	150,000	AUS$	0.7385	to 27 July 2007
US$	150,000	AUS$	0.7377	to 29 August 2007
US$	150,000	AUS$	0.7369	to 28 September 2007

As at 31 December 2005, the Group had the following obligations to sell currency

Currency sold	Amount outstanding	Currency purchased	Exchange rates	Term
US$	208,000	GBP£	1.8045	to 31 January 2006
US$	250,000	GBP£	1.7402	to 17 March 2006
US$	200,000	GBP£	1.7432	to 17 March 2006
US$	200,000	GBP£	1.8803	to 28 April 2006
US$	175,000	GBP£	1.8567	to 28 April 2006
US$	300,000	GBP£	1.8278	to 28 April 2006
US$	75,000	GBP£	1.8050	to 28 April 2006
US$	200,000	GBP£	1.8791	to 31 May 2006
US$	250,000	GBP£	1.7199	to 31 May 2006
US$	75,000	GBP£	1.8246	to 31 May 2006
US$	175,000	GBP£	1.8559	to 31 May 2006
US$	200,000	GBP£	1.7304	to 31 May 2006
US$	300,000	GBP£	1.8272	to 31 May 2006
US$	200,000	GBP£	1.8779	to 31 May 2006
US$	375,000	GBP£	1.8043	to 31 May 2006
US$	175,000	GBP£	1.8551	to 30 June 2006
US$	150,000	GBP£	1.8835	to 30 June 2006
US$	225,000	GBP£	1.8925	to 30 June 2006
US$	150,000	GBP£	1.8816	to 31 July 2006
US$	75,000	GBP£	1.8643	to 31 July 2006
US$	150,000	GBP£	1.8696	to 31 July 2006
US$	300,000	GBP£	1.8000	to 31 August 2006
US$	75,000	GBP£	1.8090	to 31 August 2006
US$	300,000	GBP£	1.7859	to 29 September 2006
US$	375,000	GBP£	1.7234	to 31 January 2007

At 31 December 2005 the Group had obligations to sell US dollars under an Enhanced Forward Window Transaction agreement. The exchange rate for the transaction was dependent upon the prevailing spot rate three working days prior to the Settlement Date. If the spot was greater than 1.7880, then the exchange rate used for conversion to sterling was 1.7880. If the spot rate was between 1.6750 and 1.7880, then the exchange rate used was the spot rate, and if the spot was less than 1.6750, then the exchange rate used was 1.7385. The fair value of this hedging contract on a mark to market basis was £23,000. This was recognised as a financial liability and is contained within non-trade payables as at 31 December 2005. No such contractual arrangements existed as at 31 December 2006.

Adjustments to the fair value of cash flow hedges are reported in equity when designated as effective hedges. The ineffective portion is immediately recognised in the income statement. Otherwise the gains and losses will be reported in the income statement only when the forecasted transaction occurs and is recognised in the income statement. A summary of the impact of cash flow hedges on equity and on the income statement is disclosed on page 78.

22. Financial instruments (continued)

	Gains 2006 £000	Losses 2006 £000	Gains 2005 £000	Losses 2005 £000
Adjustments reported in equity net of recycling				
At 1 January	**(809)**	**115**	–	–
Changes in accounting policy relating to first-time adoption of IAS 39	–	–	–	115
Fair value adjustments of effective cash flow hedges	**(244)**	**169**	(809)	–
At 31 December	**(1,053)**	**284**	(809)	115
Adjustments reported in income statement				
Ineffective portion of cash flow hedges charged to the income statement	–	**(61)**	1,980	–
Adjustments reported in income statement when the forecasted transaction occurred	**630**	–	154	(343)
Effect on income statement of cash flow hedges	**630**	**(61)**	2,134	(343)

Sensitivity analysis

In managing interest rate and currency risks the Group aims to reduce the impact of short-term fluctuations on the Group's earnings through transaction exposures. The Group does not hedge its exposure to fluctuations in earnings based upon translation of foreign currency earnings on consolidation. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

The USD$250 million loan and USD$15 million revolver facilities attract interest based on US dollar LIBOR. It is estimated that a general increase of one percentage point in interest rates would have decreased the Group's profit before taxation by approximately £424,000 (2005: £628,000). Interest rate hedges have been included in this calculation.

Although the Group consolidates a number of entities whose functional currency is not sterling, 87% of revenue is US$ denominated. It is estimated that a general reduction of 10 percentage points in the value of the US dollar against sterling would have decreased the Group's profit before taxation by approximately £2,048,000 (2005: £2,375,000).

23. Operating leases

Future minimum lease payments under non-cancellable operating leases

	As at 31 December 2006 £000	As at 31 December 2005 £000
Less than one year	**435**	2,394
Between one and five years	**4,532**	5,892
More than five years	**9,564**	3,080
	14,531	11,366

There are two leases of significance within the Group. The lease of one of the ACMI manufacturing sites has lease payments of approximately £561,000 per annum. The inception date of the lease was March 2003 and the lease ends in December 2009. Lease increases of 3% per annum are included within the contract. The lease of the ACMI head office has lease payments of approximately £626,000 per annum. The inception date of the lease was February 2002 and the lease ends in April 2012. There are no provisions for increases in rent in the terms of the contract.

During the year ended 31 December 2006 £3,037,000 (2005: £1,787,000) was recognised as an expense in the income statement in respect of operating leases.

24. Related parties

Key management personnel compensation

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to post-employment pension plans on their behalf.

Executive officers also participate in the Group's share option and Long Term Incentive programmes.

Details of executive directors' compensation can be found in the Directors' Remuneration Report on pages 36 to 41 of this report.

Other key management personnel compensation comprised:

	As at 31 December 2006 £000	As at 31 December 2005 £000
Short-term employee benefits	**1,267,939**	994,289
Pension contributions	**24,567**	9,829
Termination benefits	**271,074**	347,215
Share based payments	**591,432**	246,864
	2,155,012	1,598,197

25. Group entities

The Company and the Group has investments in the following subsidiary undertakings which affected the profits or net assets of the Group.

	Country of incorporation	Principal activity	Holding	%
Gyrus Medical Limited	England & Wales	Design, development, manufacture and marketing of surgical systems	160,447 ordinary shares of £1 each	100
			894,532 A preference shares of 50p each	100
			39,389 B preference shares of £2 each	100
			589,926 AA convertible shares of £1 each	100
			259,100 BB convertible shares of £1 each	100
Gyrus Medical Inc*	United States of America	Design, development, manufacture and marketing of surgical instruments	100 shares of US$0.01 each	100
Gyrus International Ltd	England & Wales	Sales and marketing of medical devices	50,000 ordinary shares of 10p each	100
Gyrus Holdings Ltd	England & Wales	Holding company	1,650,000 ordinary shares of £1 each	100
Gyrus Investments Ltd	England & Wales	Holding company	1,650,000 ordinary shares of £1 each	100
Gyrus ENT LLC*	United States of America	Design, development and manufacture of medical devices	100 shares of US$0.01 each	100
Gyrus Medical B.V.*	Holland	Sales and marketing of medical devices	350 shares of €45 each	100
Gyrus Medical B.V.B.A.*	Belgium	Sales and marketing of medical devices	186 shares of €100 each	100
Gyrus Medical GmbH	Germany	Sales and marketing of medical devices	100 shares of €260 each	100
Gyrus ACMI LP*	United States of America	Sales and marketing of medical devices	1,000 shares of US$1 each	100
Gyrus US Holdings Corporation	United States of America	Holding company	1,600 shares of US$0.01 each	100
Gyrus Australasia Pty Ltd	Australia	Sales and marketing of medical devices	100 shares of AUS$1 each	100
Gyrus ACMI Inc* (formerly ACMI Corporation)	United States of America	Design, development, manufacture and marketing of surgical systems	1,000 shares of US$0.01 each	100
ACMI International Inc*	United States of America	Sales and marketing of medical devices	100 shares of US$0.01 each	100
ACMI Canada Inc*	Canada	Sales and marketing of medical devices	100 shares of CAN$0.01 each	100
CByond Ltd*	Israel	Design and development of medical devices	100 shares of 1 Israeli Shekel each	100
ACMI Japan K.K.*	Japan	Sales and marketing of medical devices	200 shares of 50,000 Yen each	100
Cabot Technology Corporation*	United States of America	Holding company	1,000 shares of US$0.01 each	100
ACMI SA*	France	Sales and marketing of medical devices	25,000 shares of EUR€1.52 each	100
ACMI GmbH*	Germany	Sales and marketing of medical devices	1 share of EUR€25,564.59	100
C2Cure Inc*	United States of America	Holding company	1,025,648 shares of US$0.01 each	100

* Indirect investments of the Company through wholly owned intermediary holding companies within the Group.

COMPANY ONLY BALANCE SHEET AS AT 31 DECEMBER

	Note	2006 £000	2005 as restated (Note 1) £000
Fixed assets			
Tangible assets	3	**77**	120
Investments	4	**378,526**	302,912
		378,603	303,032
Current assets			
Debtors – due within one year	5	**14,923**	19,049
Debtors – due after more than one year	5	**120,070**	145,884
Deferred tax asset	6	**637**	421
Debtors		**135,630**	165,354
Cash at bank and in hand		**10,512**	4,294
		146,142	169,648
Creditors: Amounts falling due within one year	7	**(101,787)**	(22,671)
Net current assets		**44,355**	146,977
Total assets less current liabilities		**422,958**	450,009
Creditors: Amounts falling due after more than one year	8	**(99,633)**	(136,731)
Net assets		**323,325**	313,278
Capital and reserves			
Share capital	10	**2,792**	2,785
Share premium account	10	**305,282**	303,699
Merger reserve	10	**299**	299
Hedging reserve	10	**695**	864
Profit and loss account	10	**14,257**	5,631
Shareholders' funds		**323,325**	313,278

These financial statements were approved by the Board of Directors on 15 March 2007 and were signed on its behalf by:

S Shaw
Chief Financial Officer

B Steer
Executive Chairman

As permitted under the transition rules for the implementation of International Financial Reporting Standards as adopted by the EU (IFRSs) the Company only financial statements for Gyrus Group PLC have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as required by FRS 26 (Financial Instruments: Recognition and Measurement), in accordance with the Companies Act 1985 and UK Generally Accepted Accounting Practice (UK GAAP).

As permitted by section 230 of the Companies Act 1985, the Company has not presented its profit and loss account.

Accounting conventions
The financial statements are prepared under the historical cost convention, with the exception of financial instruments which are held at fair value as required by FRS 26, and in accordance with applicable accounting standards.

Basis of preparation
The following accounting policies have been applied consistently, except in relation to the accounting treatment of options over the Company's equity granted to employees of subsidiary companies in accordance with UITF 41, in dealing with items which are considered material in relation to the financial statements.

Under Financial Reporting Standard 1, the Company is exempt from the requirement to prepare a cash flow statement on the grounds that the parent undertaking includes the Company in its own published consolidated financial statements which can be found on pages 43 to 79 of this annual report and accounts.

The company has taken advantage of the exemption in Financial Reporting Standard 8 ('Related Party Disclosures') not to disclose transactions with other members of Gyrus Group PLC.

Intangible assets – licensing agreements
Licensing agreements are included at cost and depreciated over their useful economic life. Provision is made for any impairment.

Research and development
Expenditure on research and development, including that from which development fees are derived, is written off to the profit and loss account as incurred.

Intellectual property rights
All expenditure on intellectual property rights, including the costs of patents and trademarks and the defence of the Group's intellectual property rights, is written off to the profit and loss account as incurred.

Foreign currencies
Transactions denominated in foreign currencies are recorded at the exchange rate ruling on the date of the transaction. Monetary assets and liabilities expressed in foreign currencies, are translated into sterling at rates of exchange ruling at the balance sheet date. The resulting exchange differences are charged to the profit and loss account for the year.

Derivative financial instruments
The Company uses derivative financial instruments to hedge its exposure to foreign exchange risks and interest rate risks arising from operational and financing activities. In accordance with its treasury policy, the Company does not hold or issue derivative financial instruments for trading purposes.

Derivatives are recorded at fair value and any gains or losses on remeasurement of fair values is taken to the income statement. However, where derivatives qualify for hedge accounting, recognition of any resulting gain or loss depends on the nature of the item being hedged. The fair value of forward exchange contracts is their quoted market price at the balance sheet date.

The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counter parties.

Cash flow hedging
When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instruments is recognised directly in the hedging reserve. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains or losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement (i.e. when interest income or expense is recognised).

The ineffective part of any gain or loss is recognised immediately in the profit and loss account.

When a hedging instrument expires or is sold, terminated or exercised, or the Company revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the stated policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the profit and loss account.

Taxation
Corporation taxes are recorded on taxable profits at the current rate.

Deferred tax is recognised without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19: Deferred Tax. In accordance with FRS 19, deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of underlying timing differences can be deducted.

Investment in subsidiary undertakings
The Company's investment in subsidiary undertakings is stated at cost less any provision for impairment.

Fixed assets and depreciation
Tangible fixed assets are stated at cost net of depreciation. Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

Fixtures and fittings	–	3-10 years
Leasehold improvements	–	term of lease
Plant and machinery	–	3-10 years

Pension scheme arrangements
The Company operates a defined contribution scheme. The assets of the scheme are held separately from those of the Company in an independently administered fund. The pension charge represents contributions payable by the Company to the fund.

Share based payment transactions
In accordance with the transition provisions, FRS 20 has been applied to all grants of shares or share options made after 7 November 2002 that were unvested as of 1 January 2005.

The Company issues equity settled share based payments to certain employees. Equity settled share based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity settled share based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on a stochastic option pricing model. This model takes into account the following variables: exercise price, share price at grant, expected term, expected volatility of share price, risk-free interest rate and expected dividend yield.

The Company also gives employees the opportunity to purchase shares in the Company by participating in a share purchase plan. The option price for the UK Save As You Earn scheme is the market price on the day preceding the invitation date discounted by a maximum of 20%. The share options under this plan are also treated as equity settled share based payments and the fair value calculated using a stochastic model.

In May 2005, the Company issued the first grant under the Gyrus 2005 Long Term Incentive Plan. This is a discretionary plan which provides for the grant of conditional awards or nil cost options over 1p Ordinary Shares in the Company. Awards normally vest following the third anniversary of grant once certain performance conditions have been satisfied and provided that the participant remains employed by the Company. The performance conditions are based on earnings per share growth. The fair value of grants under this scheme are determined as being the mid market quote on the day preceding grant which is charged to the profit and loss evenly over the three-year vesting period based on the Group's estimate of shares that will eventually vest. Further options have been granted under this scheme in 2006 and details of those grants are contained in the Company's consolidated financial results on pages 67 to 68 of this Annual Report and Accounts.

Finance and operating leases
Where the Company enters into a lease which entails taking substantially all the risk and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over its estimated useful life or the term of the lease, whichever is the shorter. Future instalments under such leases, net of finance charges, are included in creditors. Rentals are apportioned on a sum of digits basis, between the finance element, which is charged to the profit and loss account, and the capital element, which reduces the outstanding obligation for future instalments. All other leases are accounted for as 'operating leases' and the rental charges are charged to the profit and loss account on a straight-line basis over the life of the lease.

1. Prior year adjustment

The accounts have been prepared on the same basis as the prior year except for the accounting treatment of options over the Company's equity granted to employees of subsidiary companies. In accordance with UITF 41 the Company has accounted for equity settled share based payment arrangements with such employees as an increase in the value of the investment in the subsidiary company, the increase being the benefit that the Company receives for the services of the employees with no consideration payable by the subsidiary. The effect of the prior year adjustment is to increase the value of investments in subsidiaries by £949,000 as at 31 December 2005 with a further increase of £1,457,000 as at 31 December 2006. There is no impact on profit after taxation or earnings per share for the years ended 31 December 2005 and 31 December 2006. The impact of the adjustment on investments in subsidiaries, net assets and reserves is shown below.

	2006 £000	2005 £000
Investment in subsidiaries		
As previous policy	**376,120**	301,963
Effect of increase in investment in subsidiaries arising from adoption of UITF 41	**2,406**	949
As restated	**378,526**	302,912

	2006 £000	2005 £000
Net assets		
As previous policy	**320,919**	312,329
Effect of increase in investment in subsidiaries arising from adoption of UITF 41	**2,406**	949
As restated	**323,325**	313,278

	2006 £000	2005 £000
Retained earnings		
As previous policy	**11,851**	4,682
Effect of increase in investment in subsidiaries arising from adoption of UITF 41	**2,406**	949
As restated	**14,257**	5,631

2. Staff numbers and costs

The average monthly number of employees (including executive directors) was:

	Number of employees 2006	2005
Research and development	**5**	6
General and administration	**9**	7
	14	13

Their aggregate remuneration comprised:

	Year ended 31 December 2006 £000	Year ended 31 December 2005 £000
Wages and salaries	**1,487**	1,568
Social security costs	**188**	166
Other pension costs	**213**	182
Share related awards	**1,198**	621
	3,086	2,537

Pension contributions accrued at the year end amounted to £21,000 (2005: £21,000)

The emoluments, share options and pension entitlements of directors are contained in the Directors' Remuneration Report on pages 36 to 41.

3. Tangible Fixed Assets

	Leasehold improvements £000	Fixtures and fittings £000	Total £000
Cost			
At 1 January 2006	5	252	257
Additions	–	17	17
Disposals	–	(57)	(57)
At 31 December 2006	5	212	217
Depreciation			
At 1 January 2006	1	136	137
Charge for the year	–	58	58
Disposals	–	(55)	(55)
At 31 December 2006	1	139	140
Net book value			
At 31 December 2006	**4**	**73**	**77**
At 31 December 2005	4	116	120

4. Fixed asset investments

Information regarding the companies for which the Company is the ultimate Parent Company is set out in note 25 of the consolidated accounts 'Group Entities' on page 79.

Cost and net book value	Shares in Group undertakings £000	Loans to Group undertakings £000	Capital contribution £000	Total £000
At 1 January 2006	222,166	70,097	9,700	301,963
Prior year adjustment	–	–	949	949
As at 1 January 2006 – restated (note 1)	222,166	70,097	10,649	302,912
Additions	74,229	–	1,457	75,686
Exchange movement	(72)	–	–	(72)
31 December 2006	**296,323**	**70,097**	**12,106**	**378,526**

Capital loan notes are receivable from subsidiary undertakings. Interest on these loans is based on six month LIBOR plus 2%.

5. Debtors

	2006 £000	2005 £000
Amounts owed by subsidiary undertakings	**132,399**	161,534
Other debtors	**606**	897
Prepayments and accrued income	**1,293**	1,638
Financial asset	**695**	864
Deferred taxation	**637**	421
	135,630	165,354

Debtors due in greater than one year and included above are as follows:

	2006 £000	2005 £000
Amounts owed by subsidiary undertakings	**120,070**	145,459
Other debtors	**–**	425
Deferred taxation	**637**	421
	120,707	146,305

6. Deferred taxation

	2006 £000	2005 £000
Difference between accumulated depreciation and amortisation and capital allowances	**27**	(7)
Other provisions and timing differences	**610**	193
Tax losses	**–**	235
Total potential net deferred tax asset	**637**	421
Deferred tax asset recognised	**637**	428
Deferred tax liability	**–**	(7)
Net deferred tax asset recognised	**637**	421

7. Creditors: amounts falling due within one year

	2006 £000	2005 £000
Bank overdraft and bank loan	**20,437**	12,163
Trade creditors	**261**	503
Amounts owed to subsidiary undertakings	**74,582**	4,713
Other taxes and social security	**384**	59
Other creditors	**456**	659
Accruals and deferred income	**5,667**	4,574
	101,787	22,671

8. Creditors: amounts falling due after more than one year

	2006 £000	2005 £000
Bank loans	**99,633**	136,731

	2006 £000	2005 £000
Bank loans		
Within one year	**20,437**	12,163
Between two and five years	**99,633**	136,731
	120,070	148,894

	Euro £000	US Dollar £000	Total £000
Loan balance at 1 January 2006	3,435	145,459	148,894
Repayments	(3,382)	(8,110)	(11,492)
Foreign exchange movement	(53)	(17,279)	(17,332)
Loan balance at 31 December 2006	–	120,070	120,070

As at 31 December 2005 Gyrus Group PLC had an outstanding loan balance of £145,459,000 (USD$250 million) under a term loan facility and £3,435,000 (€5,000,000) under a revolving credit facility of USD$30 million.

As at 10 November 2006, Gyrus Group PLC voluntarily reduced the revolving credit facility to USD$15 million. The decision was made to avoid unnecessary non-utilisation costs on the unused portion of the facility.

The USD$250 million loan is for a fixed term of five years with repayments due as disclosed in this note. The loan attracts a maximum rate of US dollar LIBOR plus 1.75% provided that Total Net Debt to Consolidated EBITDA (as defined in the facility agreement) is less than 3.50 and a minimum rate of US dollar LIBOR plus 0.75% provided that Total Net Debt to Consolidated EBITDA is less than 1.00. The margin on the facility from inception to 30 October 2006 was 1.75%. As at 31 October 2006 the quarterly Total Net Debt to Consolidated EBITDA fell below 3.00:1 resulting in a reduction in the margin on the facility of 0.5% to 1.25%.

Each advance drawn down under the USD$15 million revolving credit facility is repaid on the last business day of each fixed term interest period (typically three to six months). As the term of the revolving credit facility is for a period of five years from 21 July 2005, amounts drawn down under this facility are shown as non-current liabilities where repayments are due in greater than one year. The interest rate for each advance drawn under the revolving facility is fixed on the date of the advance for the agreed interest period at US dollar LIBOR plus a margin. The margin follows that applied to the main term loan facility. There were no amounts drawn down under this facility as at 31 December 2006 (2005: EUR€5,000,000).

The USD$250 million loan and USD$15 million revolving credit facility are secured by a fixed and floating debenture on the assets of the Group.

8. Creditors: amounts falling due after more than one year (continued)

Term and debt repayment schedule

	31 December 2006 Less than 1 year £000	1-2 years £000	2-5 years £000	31 December 2005 Less than 1 year £000	1-2 years £000	2-5 years £000
Secured bank loans						
USD$250,000,000						
Capped at 4.75%, collar at 3.96% + margin*	**10,219**	**14,051**	**35,764**	2,182	5,818	28,364
Capped at 4.75%, collar at 4.19%*+ margin*	**5,109**	**7,025**	**17,884**	4,364	11,637	56,730
Variable at LIBOR + margin *	**5,109**	**7,025**	**17,884**	2,182	5,818	28,364
EUR €5,000,000 at 4.178%**	**–**	**–**	**–**	3,435	–	–
	20,437	**28,101**	**71,532**	12,163	23,273	113,458

* Margin varies dependent upon the Total Net Debt to Consolidated EBITDA
** Includes margin

9. Financial instruments
Exposure to credit, interest rate and currency risk arises in the normal course of the Company's business. Derivative financial instruments are used to hedge exposure in foreign exchange rates and interest rates.

Credit risk
The credit risk on derivative financial instruments is very limited as the counterparties are banks with high credit ratings assigned by independent international credit rating companies.

Interest rate risk
Hedging
The Group adopts a policy of ensuring that at least 50% of its exposure to changes in interest rates on fixed term borrowings is hedged. At 31 December 2006, the Group had entered into two interest rate cap and collar transactions. The cap on both financial instruments is a US dollar LIBOR rate of 4.75% and the collars are 4.19% and 3.96% respectively. Both instruments mature over the next five years consistent with the maturity of the related USD$250 million loan. At 31 December 2006 the Group had interest rate hedges with a notional contract amount of USD$176,250,000 (2005: USD$187,500,000).

The Group classifies interest rate hedges as cash flow hedges and states them at fair value. The fair value as at 31 December 2006 was £695,000 (2005: £864,000) comprising a financial asset £695,000 (2005: £864,000). This amount was recognised as a non-trade receivable in other current assets.

As at 31 December 2006

	Effective interest rate	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years
Cash and cash equivalents	**3.4600%**	**10,512**	**10,512**	**–**	**–**	**–**	**–**
Secured bank loans							
USD$250,000,000 *	**6.5388%**	**(120,070)**	**(20,437)**	**(28,101)**	**(33,211)**	**(38,321)**	**–**
		(109,558)	**(9,925)**	**(28,101)**	**(33,211)**	**(38,321)**	**–**

* Includes the effect of the interest rate cap. Includes a margin of 1.75% for the period 1 January 2006 to 30 October 2006 and a margin of 1.25% from 31 October 2006 to 31 December 2006.

As at 31 December 2005

	Effective interest rate	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years
Cash and cash equivalents	1.9100%	4,294	4,294	–	–	–	–
Secured bank loans							
USD$250,000,000 *	5.9931%	(145,459)	(8,728)	(23,273)	(32,001)	(37,819)	(43,638)
EUR€5,000,000	4.1780%	(3,435)	(3,435)	–	–	–	–
		(144,600)	(7,869)	(23,273)	(32,001)	(37,819)	(43,638)

*US dollar LIBOR rate of 4.24313% plus margin of 1.75%.

The Company incurs foreign currency risk on intercompany transactions that are denominated in currencies other than sterling. The currency primarily giving rise to this risk is the US dollar. From time to time the Company enters into forward contracts to hedge its foreign currency risk.

When financing material asset purchases or acquisitions the Group's policy is to create a natural hedge as far as possible in respect of any borrowings used for such purposes. In respect of the American Cystoscope Makers Inc (ACMI) acquisition, the Company applied this policy by raising the loan facility in US dollars, being the principal currency of the assets acquired and the trade of ACMI.

The Company designates its forward exchange contracts of the variability of cash flows of a recognised asset and liability, or a highly probable forecasted transaction as cash flow hedges and states them at fair value. The fair value of forward exchange contracts used as hedges of firm commitments and forecasted transactions at 31 December 2006 was £nil (2005: £nil).

Adjustments to the fair value of cash flow hedges are reported in equity when designated as effective hedges. The ineffective portion is immediately recognised in the profit and loss account. Otherwise the gains and losses will be reported in the profit and loss account only when the forecasted transaction occurs and is recognised in the profit and loss account. During the year ended 31 December 2006, the company reported a loss on the movement in fair value of the interest rate hedge of £169,000 (2005: gain of £864,000). Interest income recognised in the income statement during 2006 resulting from the interest rate hedge was £421,000 (2005: £nil). During 2005, a net gain of £1,980,000 was recorded in the income statement representing the ineffective portion of a cash flow hedge associated with the acquisition of ACMI.

Sensitivity analysis
In managing interest rate and currency risks the Company aims to reduce the impact of short-term fluctuations on the Group's earnings. The Company does not hedge its exposure to fluctuations in earnings based upon translation of foreign currency assets and liabilities. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

The USD$250 million loan and USD$15 million revolver facilities attract interest based on US dollar LIBOR. It is estimated that a general increase of one percentage point in interest rates would have decreased the Company's profit before taxation by approximately £424,000 (2005: £601,000). Interest rate hedges have been included in this calculation.

10. Called up share capital

	2006 £000	2005 £000
Authorised		
193,844,700 (2005: 193,844,700) ordinary shares of 1p each	**1,938**	1,938
2,646,370 (2005: 2,646,370) deferred redeemable shares of 50p each	**1,323**	1,323
Allotted, called up and fully paid		
146,848,378 (2005: 146,157,768) ordinary shares of 1p each	**1,469**	1,462
2,646,370 (2005: 2,646,370) deferred redeemable shares of 50p each	**1,323**	1,323
	2,792	2,785

Rights of shares
The holders of ordinary shares of 1p are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

The deferred redeemable shares of 50p each have no rights to participation in the profits or assets of the Company and have no rights of notice or to vote at any general meeting. The deferred redeemable shares can be acquired at any time by a person nominated by the Company for total consideration of 1p per share.

Reconciliations of movements in shareholders' funds

	Share capital £000	Share premium £000	Merger reserve £000	Hedging reserve £000	Retained earnings £000	Total 2006 £000	Total 2005 £000
At 1 January	2,785	303,699	299	864	5,631	**313,278**	154,670
Issue of shares in connection with acquisition of ACMI	–	–	–	–	–	–	153,901
Share placement costs associated with the acquisition of ACMI	–	–	–	–	–	–	(3,783)
Shares issued in connection with deferred consideration	1	414	–	–	–	**415**	–
Shares issued on exercise of share options	6	1,169	–	–	–	**1,175**	1,759
Effective portion of changes in fair value of cash flow hedges net of recycling	–	–	–	(169)	–	**(169)**	864
Equity share options issued	–	–	–	–	2,656	**2,656**	1,570
Effect of implementation of UITF 41	–	–	–	–	2,406	**2,406**	949
Profit for the year	–	–	–	–	3,564	**3,564**	3,348
At 31 December	2,792	305,282	299	695	14,257	**323,325**	313,278

Employee share options plans
Details of the Company's share option schemes and long term incentive plan can be found in note 16 to the Group accounts on pages 66 to 68.

11. Financial commitments

	2006 £000	2005 £000
Annual commitments under non-cancellable operating leases which expire as follows:		
Land and buildings		
– Over five years	**131**	131
Others		
– Within two to five years	**2**	2
Total	**133**	133

12. Statutory disclosures

The Company paid audit fees of £109,000 in 2006. Non audit fees paid to the Company auditor and its associates in 2006 comprises £30,000 related to UK tax compliance, advisory work and intercompany debt structure.

The Company paid audit fees of £225,000 in 2005. Non audit fees paid to the Company auditor and its associates in 2005 comprises £10,000 related to UK tax compliance and advisory work.

ADVISERS

Joint Stockbrokers
Numis Securities Ltd
Cheapside House
138 Cheapside
London EC2V 6LH

Morgan Stanley & Co International Ltd
25 Cabot Square
Canary Wharf
London E14 4QA

Auditors
KPMG Audit Plc
Arlington Business Park
Theale
Reading RG7 4SD

Principal Bankers
Bank of Scotland
Level 7
Bishopsgate Exchange
155 Bishopsgate
London EC2M 3YB

Registrars
Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield
HD8 0LA

Patent Agents
Withers & Rogers
Goldings House
2 Hays Lane
London SE1 2HW

Company Secretary
Ron Honig
136 Turnpike Road
Southborough
MA 01722
USA

Trademarks and Acknowledgements
"Gyrus", "ACMI", "Invisio", "DUR-D", "PlasmaCision", "Diego", "Somnoplasty", "SuperPulse" and "PlasmaSpatula" are registered trademarks of Gyrus Group PLC or its subsidiary companies.

"Titan", "PlasmaKnife", "G3", "G400", "Trissector", "PlasmaSeal" and "MR-6" are trademarks of Gyrus Group PLC or its subsidiary companies.

"Intuitive" and "da Vinci" are trademarks of Intuitive Surgical Inc.

"EndoWrist" is a registered trademark of Intuitive Surgical Inc.

"Medtronic" and "Xomed" are registered trademarks of Medtronic Inc or its subsidiary companies.

"Oracle" is a registered trademark of Oracle International Corp.

"Johnson & Johnson", "DePuy", "Mitek", "Ethicon", "VAPR" and "Versapoint" are registered trademarks of Johnson & Johnson Corp or its subsidiary companies.

"Vasoview" is a registered trademarks of Origin Medsystems Inc.

"Guidant" is a registered trademark of Guidant Corp.

"ConMed" is a registered trademark of ConMed Corp.

"Rhytec" is a trademark of Rhytec Limited.

"Boston Scientific" is a registered trademark of Boston Scientific Corp.

"Smartflow" is a trademark of Medical Measurement Systems B.V.

GROUP PLC

Gyrus Group PLC

Fortran Road, St Mellons
Cardiff CF3 0LT

Tel: +44 (0)29 2077 6300
Fax: +44 (0)29 2077 6301

www.gyrusplc.com

Company Registration number 3234242

Regulatory Announcement

Go to market news section

RECEIVED

2007 APR -9 P 1:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Total Voting Rights
Released	15:23 30-Mar-07
Number	1289U

GYRUS GROUP PLC (the "Company")

Total Voting Rights

In conformity with Section 5.6.1 of the Disclosure and Transparency Rules, the Company, a leading supplier of medical devices to reduce trauma and complications in surgery, would like to notify the market that as at 30 March 2007, the issued share capital and voting rights of the Company are as follows:

147,006,695 Ordinary 1p shares with voting rights attached (one vote per share) and 2,646,370 Deferred Redeemable 50p shares without voting rights attached.

No shares are held in Treasury.

Shareholders may use the total voting rights figure of 147,006,695 as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

30 March 2007

Contact details:

Name:	Yomi Akisanya	Assistant Company Secretary
Address:	410, Wharfedale Road, Winnersh Triangle, Wokingham RG41 5RA	
Telephone:	0118 921 9724	

END

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Regulatory Announcement

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	18:01 27-Mar-07
Number	8440T

Gyrus Group plc (the "Company")

NOTIFICATION OF MAJOR INTERESTS IN SHARES

The Company received notification on 27 March 2007 from Vidacos Nominees Ltd, on behalf of Standard Life Investments Ltd, that as of 23 March 2007, Standard Life Investments Ltd holds a combined direct and indirect interest in 5.8% of the voting rights of the Company's issued share capital.

END

Company	Gyrus Group PLC
TIDM	GYG
Headline	Director/PDMR Shareholding
Released	18:23 27-Mar-07
Number	8466T

GYRUS GROUP PLC (the "Company")

Director / PDMR Shareholding

The Company, a leading supplier of medical devices to reduce trauma and complications in surgery, has today received notification from Mr Brian Steer, Executive Chairman of the Company that, on 26th March 2007, himself and Mrs Steer sold 6,600 shares of Gyrus Group PLC held jointly, at a price of £4.4275 per share. Mr Brian Steer and Mrs Steer subsequently bought 3,300 shares each at a price of £4.43 per share for their respective Individual Savings Accounts (ISAs).

This notice is given in fulfilment of the obligation under DTR 3.1.4.

END

Regulatory Announcement

Go to market news section

Free annual report

Company		Gyrus Group PLC
TIDM		GYG
Headline		Director/PDMR Shareholding
Released		18:17 27-Mar-07
Number		8460T

GYRUS GROUP PLC (the "Company")

Director / PDMR Shareholding

The Company, a leading supplier of medical devices to reduce trauma and complications in surgery, has received notification from Linsy Williams, Vice President of Human Resources of the Company, that on 26th March 2007 she exercised options over 13,775 shares of 1p each as follows:

Gyrus Group Plc 1997 Approved Share Option Scheme

- 1,500 ordinary shares issued at an exercise price of £3.30 per share.
- 875 ordinary shares issued at an exercise price of £2.025 per share.

Gyrus 1997 Unapproved Share Option Scheme

- 11,400 ordinary shares issued at an exercise price of £1.975 per share

Subsequently, all 13,775 shares arising from the exercise were sold at a price of £4.425 per share.

This notice is given in fulfilment of the obligation under DTR 3.1.4.

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Director/PDMR Shareholding
Released	11:50 26-Mar-07
Number	6960T

GYRUS GROUP PLC ("The Company")

Director / PDMR Shareholding

The Company, a leading supplier of medical devices to reduce trauma and complications in surgery, has received notification from Thomas F. Murphy, Executive Vice President of the Company, that on 22nd March 2007 he exercised options under the Gyrus Group US Stock Option Plan over 50,000 ordinary shares of 1p each at an exercise price of £3.30 per share.

Subsequently, all 50,000 shares arising from the exercise were sold at a price of £4.435 per share.

This notice is given in fulfilment of the obligation under DTR 3.1.4.

END

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Companies House
for the record

RECEIVED
2007 APR -9 P 1:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	50000		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	£3.30		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES	Class of shares allotted	Number allotted
Address P BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE	ORDINARY	50,000
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2nd April 07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM. RG41 5RA Tel 01189219724
DX number DX exchange

EXEMPTION NO: 82-35040

GYRUS GROUP PLC

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD 30 APRIL 2007

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD 30 APRIL 2007

Notice is hereby given that the Annual General Meeting of Gyrus Group PLC will be held at 410 Wharfedale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5RA on 30 APRIL 2007 at 10:00am to transact the following business:

Ordinary Business
To consider and, if thought fit, to pass resolutions 1 to 9 as ordinary resolutions.

Report and Accounts
Resolution 1: To receive the accounts and reports of the Directors and Auditor for the year ended 31 December 2006.

Resolution 2: To approve the Directors' Remuneration Report for the year ended 31 December 2006.

Appointment of Directors
To reappoint the following Directors, as Directors of the Company:

Resolution 3: To reappoint K Krzywicki, retiring by rotation in accordance with the Company's Articles of Association.

Resolution 4: To reappoint M F Garner, seeking reappointment annually in accordance with good governance for Non-Executive Directors who have served greater than nine years as Director.

Resolution 5: To reappoint B L Steer as Director of the Company, seeking reappointment annually in accordance with best practice for Directors who have reached the age of 70.

Resolution 6: To reappoint C W Cummings as Director of the Company, seeking reappointment annually in accordance with best practice for Directors who have reached the age of 70.

Resolution 7: To reappoint J Rennocks under Article 119 of the Company's Articles of Association. The Board of Directors appointed J Rennocks on 16 October 2006.

Resolution 8: To reappoint K Innes Ker under Article 119 of the Company's Articles of Association. The Board of Directors appointed K Innes Ker on 16 October 2006.

Auditors
Resolution 9: To reappoint KPMG Audit Plc as auditor and to authorise the Directors to determine its remuneration.

Special Business
As special business to consider and, if thought fit, to pass the following resolutions of which numbers 10, 12 and 13 will be proposed as ordinary resolutions and number 11 will be proposed as a special resolution and to which reference is made in the Explanatory Notes following this Notice.

Authority to Allot Shares
Resolution 10: That for the purposes of Section 80 of the Companies Act 1985 as amended ('the Act') the Directors are hereby generally and unconditionally authorised (in substitution for all previous authorities) to exercise all of the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) up to an aggregate amount of £489,495, such authority to expire on the earlier of 29 July 2008 or on the conclusion of the Company's next Annual General Meeting provided that the Directors shall be authorised to allot relevant securities pursuant to the authority hereby granted after such date in order to satisfy obligations to do so prior to such date.

Partial Exclusion of Pre-emption Rights
Resolution 11: Subject to the passing of resolution 10 above the Directors are hereby empowered, pursuant to Section 95 of the Companies Act 1985 and in place of all existing authorities which are hereby revoked, to allot equity securities (as defined in Section 94 of that Act) for cash pursuant to the authority conferred by resolution 10 above as if Section 89(i) of that Act did not apply to such allotment, being limited to:

(A) the allotment of equity securities in connection with an offer or issue to holders of Ordinary Shares where the equity securities respectively attributable to the issues to all such holders are proportionate (as nearly as may be practicable) to the respective numbers of the Ordinary Shares held by them but not including, in connection with such an issue, the making of such arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or problems under the laws of any territory or the requirements of any regulatory body or any stock exchange; and the laws of any territory or the requirements of any regulatory body or any stock exchange; and
(B) the allotment of equity securities in connection with the exercise of share options under the Gyrus Share Option Schemes; and
(C) the allotment (other than pursuant to the powers referred to in sub paragraph (A) and (B) above) of equity securities up to an aggregate amount of £73,424.

Such power to expire on the earlier of 29 July 2008 or on the conclusion of the Company's next Annual General Meeting save that the Directors may allot such equity securities pursuant to the power hereby granted after such a date in order to satisfy obligations to do so incurred prior to such date.

Authority to communicate by electronic means
Resolution 12: That in accordance with Disclosure and Transparency Rules 6.1.7 and 6.1.8(1) the Company is hereby authorised to communicate with shareholders by electronic means.

Authority to communicate by means of a website
Resolution 13: That in accordance with Section 1144(2) and Schedule 5, Paragraph 10(2) of the Companies Act 2006, the Company is hereby authorised to provide documents and information to shareholders by making such documents and information available on a website.

By order of the Board
R Honig
Secretary
29 March 2007

Registered Office:
Fortran Road
St. Mellons
Cardiff CF3 0LT

Registered in England and Wales
Company number 3234242

Notes
1. Ordinary shareholders entitled to attend and vote at the Annual General Meeting are entitled to appoint one or more proxies to attend and vote on their behalf. A proxy need not be a member of the Company.
2. To be effective the instrument appointing a proxy and any authority under which it is executed (or a notarially certified copy of such authority) must arrive at the Proxy Processing Centre, Telford Road, Bicester OX26 4LD, or may be delivered by hand to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU not less than 48 hours before the time for holding the meeting. A form of proxy is enclosed with this notice. Completion and return of the form of proxy will not preclude a shareholder from attending and voting in person at this meeting.
3. Copies of all Directors' service contracts will be available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays, Sundays and public holidays excluded) from the date of this notice until the meeting closes.
4. The register of Directors' interests maintained by the Company under Section 325 of the Companies Act shall be produced at the commencement of the meeting and remain open and accessible during the continuance of the meeting to any person attending the meeting.

EXPLANATORY NOTES ON CERTAIN BUSINESS OF THE ANNUAL GENERAL MEETING

Resolution 1: Accounts
For each financial year the Directors are required to present the audited accounts, the Directors' Report and the Auditor's Report to the shareholders at a General Meeting.

Once the resolution to receive the report and accounts has been proposed, and before a vote is taken, the Chairman will invite questions from shareholders on the accounts and any other matters relating to the Company's business.

Resolution 2: Remuneration Report
On 1 August 2002 an amendment was made to the Companies Act 1985 which means that quoted companies must put to shareholders at the AGM a resolution to approve the Directors' Remuneration Report. You can find the Remuneration Report on pages 36 to 41 of the Annual Report and Accounts.

Resolution 3: Reappointment of Director retiring by rotation
Article 113 of the Company's Articles of Association requires that at each AGM one third of the Directors who are subject to rotation (being all Directors except those appointed since the last AGM who hold office only until the next AGM when they are eligible for reappointment) will retire. At this year's meeting K Krzywicki will retire by rotation and resolution 3 proposes his reappointment.

K Krzywicki has over 30 years' experience in the Pharmaceutical industry with responsibility for manufacturing and commercial operations. He has held Chief Executive positions in Denmark and Belgium and from 1990 until 2003 was President of Pharmacia Ltd, UK and Ireland.

The Board recommends the reappointment of K Krzywicki due to his strong sales and marketing experience in the international health sector.

Resolution 4: Reappointment of Non-Executive Director attaining a nine-year tenure
Mindful of the fact that M F Garner has served 9 years as an independent Non-Executive Director, having been appointed in October 1997, the Board has undertaken rigorous formal performance reviews and has concluded that he continues to be effective and demonstrate commitment and independence. It therefore recommends that he should be reappointed for a further year. In making this recommendation the Board has taken into account the need for progressive refreshing of the Board, having appointed two new Non-Executive Directors on 16 October 2006, and proposing their reappointment pursuant to Resolutions 7 and 8 herein.

M F Garner MA FCA FCT was Finance Director of the TI Group PLC from 1979 to 1993 and since then has held a number of Non-Executive Directorships. Until January 2005 he was a Non-Executive Director of Enterprise Inns PLC. He was a founder member of the Accounting Standards Board and has been a member of The Hundred Group of Finance Directors since 1978. Mr Garner is currently Deputy Chairman of the Board of Directors and Senior Independent Director.

The Board recommends the reappointment of Mr Garner, as his role of Senior Independent Director and Deputy Chairman continues to be critical, until such time as the succession planning within the Group is completed and there is a separation of the roles of Chairman and CEO to bring the Group into compliance with Corporate Governance Guidelines in this regard.

Resolution 5: Reappointment of Director over the age of 70
B L Steer was President of Zimmer International Inc from 1983 to 1993. Prior to this he was President of Travenol International (now Baxter Healthcare). He originally joined Gyrus as a consultant and became a Director in January 1994. Mr Steer has overseen the development of the Group's business organically and by acquisition since its flotation in 1997.

The Board recommends the reappointment of Mr Steer as his strong leadership, as Executive Chairman and Chief Executive, and his wealth of international and senior management experience in the healthcare industry have combined to drive the Group's success.

The Board is aware that Mr Steer's joint role as both Chairman and Chief Executive is contrary to the recommendations of the Revised Combined Code. The current position derives from the origins of the Company and Mr Steer's entrepreneurial role in growing the organisation. However, this is balanced by a strong non-executive presence on the Board of Directors and a strong Operating Board with clearly defined responsibilities. It is not envisaged that the role of Chairman and Chief Executive will be exercised by one individual following Mr Steer's retirement. It is planned that Mr Steer will relinquish responsibility during 2007.

Resolution 6: Reappointment of Director over the age of 70
C W Cummings currently serves as the Director Emeritus of Otolaryngology – Head and Neck Surgery at the Johns Hopkins Hospital in Baltimore, Maryland and is on the Board of Directors of Johns Hopkins Medicine. He has written over 125 scientific papers, is a past President of the American Society for Head and Neck Surgery and has served on the American Board of Otolaryngology for 19 years.

The Board recommends the reappointment of C W Cummings as he has a broad understanding of medical and healthcare matters in the US.

Resolutions 7 and 8: Reappointment of Director under Article 119 of the Company's Articles of Association
Article 119 of the Company's Articles of Association states that Directors appointed since the last Annual General Meeting should stand for reappointment at the next Annual General Meeting. Resolutions 7 and 8 propose the reappointment of J Rennocks and K Innes Ker as independent Non-Executive Directors.

J Rennocks is a qualified Chartered Accountant with significant sector experience with Smith and Nephew plc from 1974 to 1989, becoming Group Finance Director in 1981. Subsequent to that, he was Finance Director of Powergen plc and Corus Group plc, before taking up a number of non-executive director positions of public and private companies, providing broad experience in biotechnology, support services and manufacturing. He is currently Chairman of Nestor plc, Diploma plc, Intelligent Energy Holdings plc, and Deputy Chairman of Inmarsat plc.

The Board appointed J Rennocks as a Non-Executive Director with effect from 16 October 2006, and recommends his reappointment at the AGM, as he is an experienced Non-Executive Director, with a wealth of financial knowledge and considerable sector experience.

EXPLANATORY NOTES ON CERTAIN BUSINESS OF THE ANNUAL GENERAL MEETING CONTINUED

K Innes Ker earned a doctorate in Molecular Biophysics from Oxford University in 1987 and then pursued a career in the City as an Equity Analyst with UBS Phillips & Drew, and later with Dresdner Kleinwort Benson, where she was a Director and UK Media Analyst, before moving to SBC Warburg as a Director and Pan European Media Analyst. She is a Non-Executive Director of Taylor Woodrow plc and Ordnance Survey Ltd and is Chairman of Shed Productions plc. Dr Innes Ker has also previously occupied non-executive positions in a number of other public companies.

The Board appointed K Innes Ker as a Non-Executive Director with effect from 16 October 2006, and recommends her reappointment at the AGM, as her experience in a range of industries and in corporate governance matters will provide valuable insight and perspective to the Group.

Resolution 9: Reappointment of Auditors
At each Annual General Meeting, the Company is required to appoint an auditor to serve until the next meeting. The Company's present auditor, KPMG Audit Plc, has indicated its willingness to continue in office for a further year. Resolution 9 proposes its reappointment and that, in accordance with normal practice, the Directors should be authorised to agree its fees.

Resolutions 10 and 11: Allotment of Shares
Under the Companies Act 1985, the Directors of the Company may allot unissued shares if authorised to do so. The Companies Act 1985 also prevents allotments for cash, other than to existing shareholders in proportion to their existing holdings, unless the Directors are specifically authorised to do so. This gives existing shareholders what are known as 'pre-emption rights'. Passing resolutions 10 and 11 will extend the Directors flexibility to act in the best interests of the shareholders, when opportunities arise, to issue shares.

Under Resolution 10, the Directors will be able to issue new shares up to a nominal value of £489,495 which is equal to approximately one-third of the issued share capital of the Company at 15 March 2007.

Under Resolution 11, the Directors will also be able to issue shares for cash, other than to existing shareholders in proportion to their existing holdings, up to a maximum of £73,424 representing approximately 5% of the issued ordinary share capital of the Company at 15 March 2007, or in a rights or other pre-emptive issue.

These arrangements are intended to ensure that the interests of existing shareholders are protected so that, for example, in the event of a share issue which is not a pre-emptive issue, the proportionate interest of existing shareholders could not, without their agreement, be reduced by more than five percent (5%) by the issue of new shares for cash to new shareholders.

The authority sought by Resolutions 10 and 11 will last for 15 months or until the conclusion of the next Annual General Meeting, whichever is the earlier.

Resolution 12: Communications by electronic means
As a company with securities traded on a regulated market, the Company is subject to the Financial Services Authority's Disclosure and Transparency Rules (DTRs), which came into effect on 20 January 2007. DTR 6.1.7 permits the use of electronic means to convey information to shareholders and DTR 6.1.8(1) requires a company to obtain a resolution from shareholders approving the use of electronic means to convey information to shareholders. This resolution, if passed, will allow the Company to provide information to shareholders by electronic means.

Electronic means will however only be used where individual shareholders have agreed generally or specifically that a document or information may be sent or supplied in that form. In this regard, the Company has forwarded a request to shareholders, seeking the consent of shareholders individually to the provision of documents and information by electronic means. The request is however subject to the passing of this resolution.

'Electronic means' is defined in the glossary to the DTRs as any means of electronic equipment for the processing (including digital compression) storage and transmission of data, employing wires, radio, optical technology, or any other electromagnetic means.

Resolution 13: Communications by means of a website
The provisions of the Companies Act 2006 on communications by a company came into force on 20 January 2007 and Section 1144(2) provides that documents or information to be sent or supplied by a company must be sent or supplied in accordance with the provisions of Schedule 5. Schedule 5, Paragraph 8 permits communications by means of a website and Paragraph 10(2) provides that this is on the condition that the Company's members have passed a resolution authorising the Company to send or supply information to members by making them available on a website.

Schedule 5, Paragraph 10(3) of the Companies Act 2006 further requires the Company to seek the consent of each shareholder individually to the supply of documents or information by means of a website. In this regard, the Company has forwarded a request to shareholders seeking the consent of shareholders individually, to the provision of documents and information by means of a website. The request is however subject to the passing of this resolution.

FORM OF PROXY
ANNUAL GENERAL MEETING – 30 APRIL 2007 GROUP PLC

I/We ______________________ of ______________________
(Full name in block capitals please)

being a member/members in the above named Company hereby appoint the Chairman of the Meeting (see note 3)

or ______________________ of ______________________

as my/our proxy to vote and act for me/us on my/our behalf at the Annual General Meeting of the Company to be held at the offices of 410 Wharfedale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5RA on 30 April 2007 at 10:00am and at any adjournment thereof.

I/We wish my/our proxy to vote on the resolutions as indicated below (see note 4).

		For	Against	Vote withheld
Resolution 1	To receive the accounts and reports of the Directors and Auditor for the year ended 31 December 2006	☐	☐	☐
Resolution 2	To approve the Directors' Remuneration Report for the year ended 31 December 2006	☐	☐	☐
Resolution 3	To confirm the reappointment of K Krzywicki as a director	☐	☐	☐
Resolution 4	To confirm the reappointment of M F Garner as a director	☐	☐	☐
Resolution 5	To confirm the reappointment of B L Steer as a director	☐	☐	☐
Resolution 6	To confirm the reappointment of C W Cummings as a director	☐	☐	☐
Resolution 7	To confirm the reappointment of J Rennocks as a director	☐	☐	☐
Resolution 8	To confirm the reappointment of K Innes Ker as a director	☐	☐	☐
Resolution 9	To reappoint KPMG Audit Plc as Auditor and to authorise the Directors to determine its remuneration	☐	☐	☐
Resolution 10	To authorise the directors to allot relevant securities pursuant to Section 80 of the Companies Act 1985	☐	☐	☐
Resolution 11	To allow the directors the prescribed partial exclusion of pre-emption rights pursuant to Section 95 of the Companies Act	☐ ☐	☐ ☐	☐ ☐
Resolution 12	To authorise the Company to communicate with shareholders by electronic means	☐	☐	☐
Resolution 13	To authorise the Company to communicate with shareholders by making documents and information available on a website	☐	☐	☐

The resolutions are numbered as in the Notice of Annual General Meeting.

Name in block capitals ______________________ Signature ______________________

Dated this ______________________ day of ______________________

Notes

1 This form of proxy and any power of attorney or other authority under which it is signed or an officially certified copy of such power of attorney must arrive at the Proxy Processing Centre, Telford Road, Bicester, OX26 4LD or may be delivered by hand to the Registrars of the Company, Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU not later than 48 hours prior to the meeting.

2 In the case of the joint holders, only the senior who is present, whether in person or by proxy, will be entitled to vote in respect of the same. For this purpose seniority is determined by the order in which the names stand in the register of shareholdings in respect of the joint holding.

3 If any other proxy is desired, strike out the Chairman and insert the name of such other proxy in the space provided and initial the alteration. The person to act as a proxy need not be a member of the Company.

4 Please indicate how you wish to vote by placing a tick in the appropriate box. If no indication is given your proxy may vote or abstain at his/her discretion.

5 If the appointee is a body corporation, this proxy must be expressed to be executed by the corporation executed under its common seal by a director and the secretary or by two directors or under the hand of its attorney or duly authorised officer of the corporation.

Request for consent to receive information and documents in electronic form and by means of a website.

Please read the explanatory notes on Resolutions 12 and 13 on the Notice of AGM.

Please tick the boxes below to indicate whether you wish to receive information and documents by electronic means and by means of a website. Please note that this request is subject to the passing of Resolutions 12 and 13 at the forthcoming AGM.

Communications by electronic means

☐ I **wish** to receive information and documents by electronic means.

EMAIL ADDRESS: ______________________________

If you have ticked the box above, please provide your email address, in order to receive information and documents by electronic means and notification of the availability of information and documents on a website.

Communications by means of a website

☐ I **do not wish** to receive information and documents by means of a website.

As provided by the Companies Act 2006, please note that if we do not receive a response to the above request within 28 days of the date below, you will be deemed to have given your consent generally to receive information and documents by means of a website.

Dated this 29th day of March 2007.

Please complete your name and address below as they are shown on your proxy card.

FULL NAME(S) (IN BLOCK LETTERS) ______________________________

FULL ADDRESS (IN BLOCK LETTERS) ______________________________

____

☐ ☐ DATED THIS ______ DAY OF ______________ 2007

SIGNATURE OF SHAREHOLDER(S)

END